As filed with the Securities and Exchange Commission on December 6, 1996.

                                                    Registration No. 333 - 7509
                                                                     811 - 7689

-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

-------------------------------------------------------------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [X]

                     Pre-Effective Amendment No. 1
                                                ---

                     Post-Effective Amendment No.
                                                  ----
                                      and

                       REGISTRATION STATEMENT UNDER THE                 [X]
                        INVESTMENT COMPANY ACT OF 1940

                          Amendment No. 1
                                       ---

                PFL RETIREMENT BUILDER VARIABLE ANNUITY ACCOUNT
                -----------------------------------------------
                           (Exact Name of Registrant)

                           PFL LIFE INSURANCE COMPANY
                           --------------------------
                              (Name of Depositor)

            4333 Edgewood Road N.E., Cedar Rapids, Iowa  52499-0001
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code

                                 (319) 297-8468

                             Frank A. Camp, Esquire
                           PFL Life Insurance Company
                            4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa  52499-0001
                    (Name and Address of Agent for Service)

                                    Copy to:

                         Frederick R. Bellamy, Esquire
                         Sutherland, Asbill and Brennan
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20004-2404

                       DECLARATION PURSUANT TO RULE 24f-2

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number of Securities is being registered under the Securities Act of 1933. The Securities Act registration filing fee of $500 has been paid.


                              ------------------------


Approximate date of proposed public offering:


As soon as practicable after effectiveness of the Registration Statement, as the Commission, acting pursuant to said Section 8(a), shall determine.


                              ------------------------

                             CROSS REFERENCE SHEET
                              Pursuant to Rule 495

                  Showing Location in Part A (Prospectus) and
                  Part B (Statement of Additional Information)
         of Registration Statement of Information Required by Form N-4
         -------------------------------------------------------------

                                     PART A
                                     ------

Item of Form N-4                                       Prospectus Caption
----------------                                       ------------------
 1.  Cover Page................................  Cover Page

 2.  Definitions...............................  Definitions

 3.  Synopsis..................................  Summary; Historical Performance Data

 4.  Condensed Financial Information...........  Condensed Financial Information;
                                                 Financial Statements

 5.  General Description of Registrant,
     Depositor and Portfolio Companies
     (a)  Depositor............................  PFL Life Insurance Company
     (b)  Registrant...........................  The Retirement Builder Accounts
     (c)  Portfolio Company....................  The Mutual Fund Account
     (d)  Fund Prospectus......................  Underlying Funds
     (e)  Voting Rights........................  Underlying Funds

 6.  Deductions and Expenses
     (a)  General..............................  Charges and Deductions
     (b)  Sales Load %.........................  Surrender Charge
     (c)  Special Purchase Plan................  N/A
     (d)  Commissions..........................  Distributor of the Policies
     (e)  Expenses - Registrant................  N/A
     (f)  Fund Expenses........................  Other Expenses including Investment
                                                 Advisory Fees
     (g)  Organizational Expenses..............  N/A

 7.  Policies
     (a)  Persons with Rights..................  The Policy; Election of Payment Option;
                                                 Annuity Payments; Annuity Commencement
                                                 Date; Voting Rights

     (b)  (i)   Allocation of Premium
                Payments.......................  Allocation of Premium Payments
          (ii)  Transfers......................  Transfers
          (iii) Exchanges......................  N/A

     (c)  Changes..............................  The Policy; Annuity Payment Options;
                                                 Premium Payments; Possible changes in
                                                 taxation; Addition, Deletion, or
                                                 Substitution of Investments


     (d)  Inquiries............................   Summary

 8.  Annuity Period............................   Annuity Payment Options;
         ......................................   Annuity Commencement Date

 9.  Death Benefit.............................   Death Benefit

10.  Purchases and Contract Value
     (a)  Purchases............................    Policy Application and Issuance of
          .....................................    Policies; Premium Payments
     (b)  Valuation............................    Policy Value; The Mutual Fund
          .....................................    Policy Value
     (c)  Daily Calculation....................    The Mutual Fund Policy Value
     (d)  Underwriter..........................    Distributor of the Policies

11.  Redemptions
     (a)  By Owners............................    Surrenders
          By Annuitant.........................    N/A
     (b)  Texas ORP............................    Restrictions Under the Texas Optional
          .....................................    Retirement Program
     (c)  Check Delay..........................    Payment Not Honored by Bank
     (d)  Lapse................................    N/A
     (e)  Free Look............................    Summary

12.  Taxes.....................................    Certain Federal Income Tax Consequences

13.  Legal Proceedings.........................    Legal Proceedings

14.  Table of Contents for the
     Statement of Additional Information.......    Statement of Additional Information

                                     PART B
                                     ------
Item of Form N-4                                         Statement of Additional
----------------                                          Information Caption
                                                          -------------------
15.  Cover Page................................    Cover Page

16.  Table of Contents.........................    Table of Contents

17.  General Information and History...........    (Prospectus) PFL Life Insurance Company

18.  Services
     (a)  Fees and Expenses of Registrant......    N/A
     (b)  Management Policies..................    N/A
     (c)  Custodian............................    Custody of Assets


          Independent
          Auditors.............................    Independent Auditors
     (d)  Assets of Registrant.................    Custody of Assets
     (e)  Affiliated Person....................    N/A
     (f)  Principal Underwriter................    Distribution of the Policies

19.  Purchase of Securities Being Offered......    Distribution of the Policies
     Offering Sales Load.......................    N/A

20.  Underwriters..............................    Distribution of the Policies;
                                                   (Prospectus) Distributor of the
                                                   Policies

21.  Calculation of Performance Data...........    Historical Performance Data

22.  Annuity Payments..........................    (Prospectus) Annuity Payment Options

23.  Financial Statements......................    Financial Statements

                          PART C -- OTHER INFORMATION
                          ---------------------------

Item of Form N-4                                                Part C Caption
----------------                                                --------------
24.  Financial Statements
     and Exhibits
     (a)  Financial Statements.................    Financial Statements
     (b)  Exhibits.............................    Exhibits

25.  Directors and Officers of
     the Depositor.............................    Directors and Officers of the Depositor

26.  Persons Controlled By or
     Under Common Control with the
     Depositor or Registrant...................    Persons Controlled By or Under Common Control
                                                   with the Depositor or Registrant

27.  Number of Contractowners..................    Number of Contractowners

28.  Indemnification...........................    Indemnification

29.  Principal Underwriters....................    Principal Underwriters

30.  Location of Accounts and Records..........    Location of Accounts and Records

31.  Management Services.......................    Management Services

32.  Undertakings..............................    Undertakings

     Signature Page............................    Signature Page

Prospectus
----------

                THE RETIREMENT INCOME BUILDER VARIABLE ANNUITY
                                Issued Through
                PFL RETIREMENT BUILDER VARIABLE ANNUITY ACCOUNT
                                      by
                          PFL LIFE INSURANCE COMPANY

  This Prospectus describes the Retirement Income Builder Variable Annuity (the "Policy"), a Flexible Premium Variable Annuity offered by PFL Life Insurance Company ("PFL") to individuals who wish to accumulate capital on a tax-deferred basis for retirement or other long-term purposes. The Policy provides for monthly annuity payments on a variable or fixed basis, commencing at a future date selected by the Owner of the Policy (the "Annuity Commencement Date"). The Policy may be purchased with a minimum initial Premium Payment of $2,000. There is no minimum initial Premium Payment required if the Policy is purchased and used in connection with a tax deferred 403(b) Annuity. An Owner may make subsequent additional Premium Payments of at least $50 at any time before the Annuity Commencement Date. The maximum total Premium Payments allowed without prior approval of PFL is $1,000,000.

  The Owner may allocate Premium Payments to one or more Subaccounts of the PFL Retirement Builder Variable Annuity Account (the "Mutual Fund Account"), to one or more options under a Fixed Account in which PFL guarantees a minimum fixed
return (the "Fixed Account"), or to a combination of these.   The Mutual Fund
Account is a separate investment account of PFL that currently has ten different Subaccounts (the "Subaccounts"). Assets of each Subaccount are currently invested only in shares of a corresponding Portfolio of a mutual fund: the portfolios of the Variable Insurance Products Fund and the Variable Insurance Products Fund II (together, the "Underlying Funds"), managed by Fidelity Management & Research Company ("FMR"), an affiliate of Fidelity Investments.
The Underlying Funds currently consist of ten Portfolios: Money Market, High Income, Equity-Income, Growth, Overseas, Investment Grade Bond, Asset Manager, Index 500, Asset Manager: Growth, and Contrafund. The Underlying Funds are described in separate prospectuses that accompany this Prospectus. The Policy Value will vary in accordance with the investment performance of the Subaccounts selected by the Owner. Therefore, the Owner bears the entire investment risk for all amounts allocated to the Mutual Fund Account, including possible loss of principal amount invested. Amounts allocated to the Fixed Account are guaranteed by PFL and will earn a specified rate of interest declared periodically which will never be less than an effective annual interest rate of 3%.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus must be accompanied or preceded by a current prospectus for the Variable Insurance Products Fund and the Variable Insurance Products Fund II. Certain portfolios may not be available in all states.

AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION, AND IS NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

             The date of this Prospectus is December 6, 1996.

  Prior to the Annuity Commencement Date, the Owner can transfer certain amounts among the Guaranteed Period Options of the Fixed Account or between the Fixed Account or Subaccounts of the Mutual Fund Account (some prohibitions and restrictions apply). The Owner can also elect to surrender all or any portion of the Cash Value in exchange for a payment from PFL; however, any surrender may be taxable, and subject to a Surrender Charge or a penalty tax or both. Full surrenders or partial surrenders (withdrawals) from the Fixed Account may be subject to delay and adjustment related to changes in interest rates declared by PFL (an Excess Interest Adjustment). The operation of the Excess Interest Adjustment may result in upward or downward adjustments in the amount to be received on full surrender, or in the Policy Value upon partial withdrawal.

  This Prospectus sets forth the information that a prospective investor should consider before investing in a Policy. A Statement of Additional Information about the Policy and the Mutual Fund Account which has the same date as this Prospectus has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is dated December 6, 1996, and a copy is available at no cost upon request by writing PFL at the Administrative and Service Office or by calling 1-800-525-6205. The table of contents of the Statement of Additional Information is included at the end of the Prospectus. This Prospectus and the Statement of Additional Information generally describe only the Policy and the Mutual Fund Account, except when the Fixed Account is specifically mentioned.

                      Any telephone requests and inquiries
                         may be made to 1-800-525-6205.

                    Any Written Notices or Written Requests
                     must be sent to the following address:

                           PFL Life Insurance Company
                       Administrative and Service Office:
               Financial Markets Division-Variable Annuity Dept.
                            4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001

   Please Read This Prospectus Carefully And Retain it For Future Reference.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
DEFINITIONS..............................................................     5
SUMMARY..................................................................     9
CONDENSED FINANCIAL INFORMATION..........................................
FINANCIAL STATEMENTS.....................................................    21
HISTORICAL PERFORMANCE DATA..............................................    21
   Standardized Performance Data.........................................    21
   Other Subaccounts.....................................................    22
   Non-Standardized Performance Data.....................................    24
PUBLISHED RATINGS........................................................    25
PFL LIFE INSURANCE COMPANY...............................................    25
THE RETIREMENT BUILDER ACCOUNTS..........................................    26
   The Mutual Fund Account...............................................    26
   The Fixed Account.....................................................    31
      Guaranteed Periods.................................................    31
      Dollar Cost Averaging Fixed Account Option.........................    32
   Transfers.............................................................    33
   Reinstatements........................................................    33
   Telephone Transactions................................................    34
   Dollar Cost Averaging.................................................    34
   Asset Rebalancing.....................................................    35
THE POLICY...............................................................    35
   Policy Application and Issuance of Policies...........................    36
   Premium Payments......................................................    36
      Initial Premium Payment............................................    36
      Subsequent Additional Premium Payments.............................    36
      Maximum Total Premium Payments.....................................    37
      Allocation of Premium Payments.....................................    37
      Payment Not Honored by Bank........................................    37
   Policy Value..........................................................    38
      The Mutual Fund Policy Value.......................................    38
   Adjusted Policy Value.................................................    38
   Non-participating Policy..............................................    39
DISTRIBUTIONS UNDER THE POLICY...........................................    39
   Surrenders............................................................    39
   Nursing Care and Terminal Condition Withdrawal Option.................    41
   Unemployment Waiver...................................................    41
   Excess Interest Adjustments (EIA).....................................    42
   Systematic Payout Option..............................................    43
   Annuity Payments......................................................    43
      Annuity Commencement Date..........................................    43
   Election of Payment Option............................................    44
   Premium Tax...........................................................    44
   Supplementary Contract................................................    44
   Annuity Payment Options...............................................    45
   Death Benefit.........................................................    48
       Death of Annuitant Prior to Annuity Commencement Date.............    48


                                                                            Page
                                                                            ----
      Death On or After Annuity Commencement Date........................    50
      Beneficiary........................................................    50
   Death of Owner........................................................    50
   Restrictions Under the Texas Optional Retirement Program..............    51
   Restrictions Under Section 403(b) Plans...............................    51
   Restrictions Under Qualified Policies.................................    51
CHARGES AND DEDUCTIONS...................................................    51
   Surrender Charge......................................................    52
   Mortality and Expense Risk Fee........................................    53
   Administrative Charges................................................    54
   Premium Taxes.........................................................    54
   Federal, State and Local Taxes........................................    54
   Transfer Fee..........................................................    55
   Other Expenses Including Investment Advisory Fees.....................    55
CERTAIN FEDERAL INCOME TAX CONSEQUENCES..................................    55
   Tax Status of Policy..................................................    56
   Taxation of Annuities.................................................    56
DISTRIBUTOR OF THE POLICIES..............................................    62
VOTING RIGHTS............................................................    62
LEGAL PROCEEDINGS........................................................    64
STATEMENT OF ADDITIONAL INFORMATION......................................    64
   Appendix A............................................................    66

                                  DEFINITIONS

  Accumulation Unit--An accounting unit of measure used in calculating the Policy Value in the Mutual Fund Account before the Annuity Commencement Date.

  Adjusted Policy Value--An amount equal to the Policy Value increased or decreased by any Excess Interest Adjustments.

  Administrative and Service Office--Financial Markets Division Variable Annuity Department, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

  Annuitant--The person entitled to receive Annuity Payments after the Annuity Commencement Date and during whose life any Annuity Payments involving life contingencies will continue.

  Annuity Commencement Date--The date upon which Annuity Payments are to commence. The Annuity Commencement Date may not be later than the last day of the policy month starting after the Annuitant attains age 85, except as expressly allowed by PFL, but in no event later than the last day of the Policy month following the month in which the Annuitant attains age 95. The Annuity Commencement Date may be required to be earlier for Qualified Policies.

  Annuity Payment Option or Payment Option--A method of receiving a stream of Annuity Payments selected by the Owner.

  Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity Payment.

  Beneficiary--The person who has the right to the death benefit set forth in the Policy.

  Business Day--A day when the New York Stock Exchange is open for business.

  Cash Value--The Adjusted Policy Value, less the Surrender Charge, if any.

  Code--The Internal Revenue Code of 1986, as amended.

  Cumulative Free Percentage--The percentage (as applied to the Policy Value) which is available to the Owner free of any Surrender Charge.

  Current Interest Rate--The interest rate or rates currently guaranteed to be credited on amounts allocated to one or more options in the Fixed Account. This interest rate will always be equal to or greater than 3%.

  Dollar Cost Averaging--The process by which the Owner may elect to liquidate a specified Dollar Cost Averaging Fixed Account Option in order to purchase Mutual Fund Account Accumulation Units on a systematic basis.

  Due Proof of Death--A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to PFL, will constitute Due Proof of Death.

  Excess Interest Adjustment-- A positive or negative adjustment to amounts withdrawn upon partial or full surrenders by the Owner from the Fixed Account Guaranteed Period Options, or to amounts applied to Annuity Payment Options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by or an amount was transferred to the Guaranteed Period Option. The Excess Interest Adjustment (EIA) can either decrease or increase the amount to be received by the Owner upon full surrender or commencement of Annuity Payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

  Excess Partial Surrender--The portion of a partial withdrawal (surrender) that can be subject to a Surrender Charge.

  Fixed Account--A group of Investment Options under the Policy, other than the Mutual Fund Account, that are part of the general assets of PFL that are not in separate accounts.

  Fixed Annuity Payments--Payments made pursuant to an Annuity Payment Option which do not fluctuate in amount.

  FMR--Fidelity Management & Research Company, the investment advisor to the Underlying Funds.

  Guaranteed Period Options--The various guaranteed interest rate periods of the Fixed Account which may be offered by PFL and into which Premium Payments may be paid or amounts transferred.

  Investment Options--Any of the Guaranteed Period Options of the Fixed Account, the Dollar Cost Averaging Fixed Account Option, and any of the Subaccounts of the Mutual Fund Account.

  Mutual Fund Account--The PFL Retirement Builder Variable Annuity Account, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940 to which Premium Payments under the Policies may be allocated.

  Nonqualified Policy--A Policy other than a Qualified Policy.

  Owner or Owners--The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and prior to the Annuity Commencement Date is the person designated as the Owner or a Successor Owner in the application.

  Policy Anniversary--Each anniversary of the Policy Date.

  Policy Date--The Policy Date as shown on the Policy Data Page attached to the Policy.

  Policy Value--On or before the Annuity Commencement Date, the Policy Value is equal to the Owner's:

(1)  Premium Payments; minus
(2) Partial Withdrawals (including any applicable Excess Interest Adjustments and/or Surrender Charges on such withdrawals); plus
(3)  interest credited in the Fixed Account; plus
(4)  accumulated gains or losses in the Mutual Fund Account; minus
(5)  Service Charges, premium taxes and transfer fees, if any.

  Policy Year--A Policy Year begins on the Policy Date and on each Policy Anniversary.

  Premium Payment--An amount paid to PFL by the Owner or on the Owner's behalf as consideration for the benefits provided by the Policy.

  Qualified Policy--A Policy issued in connection with retirement plans that qualify for special Federal income tax treatment under the Code.

  Service Charge--There is an annual Service Charge on each Policy Anniversary (and a charge at the time of surrender during any Policy Year) for Policy maintenance and related administrative expenses. This annual charge is the lesser of 2% of the Policy Value or $30.

  Subaccount--A subdivision within the Mutual Fund Account, the assets of which are invested in a specified Portfolio of the Underlying Funds.

  Successor Owner--A person appointed by the Owner to succeed to ownership of the Policy in the event of the death of the Owner who is not the Annuitant before the Annuity Commencement Date.

  Surrender Charge--The applicable contingent deferred sales charge, assessed on certain full surrenders or partial withdrawals of Premium Payments to cover expenses relating to the sale of the Policies.

  Underlying Funds--The portfolios of the Variable Insurance Products Fund and the Variable Insurance Products Fund II, managed by Fidelity Management & Research Company, an affiliate of Fidelity Investments.

  Valuation Period--The period of time from one determination of Accumulation Unit and Annuity Unit values to the next subsequent determination of values. Such determinations shall be made on each Business Day.

  Variable Annuity Payments--Payments made pursuant to an Annuity Payment Option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified Subaccounts within the Mutual Fund Account.

  Written Notice or Written Request--Written notice, signed by the Owner, that gives PFL the information it requires and is received at the Administrative and Service Office. For some transactions, PFL may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements PFL establishes for such notices.

                         THE RETIREMENT INCOME BUILDER
                                VARIABLE ANNUITY

                                    SUMMARY

 The following summary is intended to provide a brief overview of the Policy. More detailed information can be found in the sections of this Prospectus that follow, all of which should be read in their entirety.

    The Policy

      The Retirement Income Builder Variable Annuity is a tax-deferred flexible premium variable annuity policy which can be purchased on a non-tax qualified basis or with the proceeds from certain plans qualifying for favorable federal income tax treatment. The Policy provides the Owner with the ability to accumulate funds on a tax-deferred basis and to receive periodic annuity payments on a variable basis, a fixed basis, or a combination of both. The Owner allocates the Premium Payments among the various options available under the Mutual Fund Account and the Fixed Account. The Policy is intended for long-term purposes, such as retirement, and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts
    (IRAs).

    The Accounts

    The Mutual Fund Account. The Mutual Fund Account is a separate account of PFL, which currently is divided into ten Subaccounts that invest exclusively in shares of the ten portfolios of the Variable Insurance Products Fund and the Variable Insurance Products Fund II (collectively, the "Underlying Funds"). Fidelity Management & Research Company ("FMR") provides investment advice and administrative services to the Underlying Funds. The Variable Insurance Products Fund currently offers five Portfolios: Money Market Portfolio; High Income Portfolio; Equity-Income Portfolio; Growth Portfolio; and Overseas Portfolio. The Variable Insurance Products Fund II currently offers five portfolios: Investment Grade Bond Portfolio; Asset Manager Portfolio; Index 500 Portfolio; Asset Manager: Growth Portfolio; and Contrafund Portfolio. Each of the ten Subaccounts of the Mutual Fund Account invests solely in a corresponding Portfolio of the Underlying Funds.
    Because the Policy Value may depend on the investment experience of the selected Subaccounts, the Owner bears the entire investment risk with respect to Premium Payments allocated to, and amounts transferred to, the Mutual Fund Account. (See "THE RETIREMENT BUILDER ACCOUNTS--The Mutual Fund Account" p. 26.)

      The Fixed Account. PFL guarantees return of principal and a minimum annual return of 3% on: Premium Payments and transfers to, less partial withdrawals or transfers from the Fixed Account. PFL will always offer a Current Interest Rate which will be guaranteed for at least one year from the date of the Premium Payment or transfer. PFL may, in its sole discretion, declare a higher Current Interest Rate from time-to-time. PFL may offer optional guaranteed interest rate periods into which Premium Payments may be made or amounts transferred. PFL may also offer a Dollar Cost Averaging

    Fixed Account Option which will have a one-year interest rate guarantee and which will require automatic periodic transfers to the Mutual Fund Account. (See "THE RETIREMENT BUILDER ACCOUNTS--The Fixed Account" p. 31.)

    Premium Payments

      A Nonqualified or Qualified Policy may be purchased with an initial Premium Payment of at least $2,000, but there is no minimum initial Premium Payment required for a Policy purchased and used in connection with a tax deferred 403(b) Annuity. An Owner may make subsequent additional Premium Payments of at least $50 each at any time before the Annuity Commencement Date. The maximum total Premium Payments allowed without prior approval of PFL is $1,000,000. At the time of each Premium Payment no charges or fees are deducted, so the entire Premium Payment is invested immediately, subject to the restrictions below regarding the "Right to Cancel" period. (See "CHARGES AND DEDUCTIONS--Surrender Charge," p. 52 and CHARGES AND DEDUCTIONS--Premium Taxes," p. 54.)

      The Owner must allocate the initial Premium Payment among the Investment Options (that is, among the options available under the Fixed Account and/or the Subaccounts of the Mutual Fund Account) according to allocation percentages in the Policy application or transmittal form. Any allocation must be in whole percents, and the total allocation must equal 100%. However, any amounts allocated to Subaccounts of the Mutual Fund Account will be allocated entirely to the Money Market Subaccount of the Mutual Fund Account for the first 14 days after the date the Policy is issued or a longer period if the laws of the state where issued require more than a 10 day "right-to-cancel" period-(See "Right to Cancel Period," below.) At the end of this period, the amount in the Money Market Subaccount will then be allocated to the Subaccount(s) of the Mutual Fund Account in accordance with the allocation percentages specified by the Owner. Allocations specified by the Owner will be used for Subsequent Additional Premium Payments unless the Owner requests a change in allocation. Allocations for additional Premium Payments may be changed by sending Written Notice to PFL's Administrative and Service Office. (See "THE POLICY--Premium Payments," p. 36.)

    Introductory Premium Credit

         For Initial Premium Payments that are received on or before February 28, 1997, PFL will credit an additional amount equal to 3% of such Premium Payments to the Policy Value effective as of the Policy Date provided, however, that the Policy is not canceled pursuant to the "Right to Cancel" described below. The 3% credit will be entitled to the same treatment as any other Premium Payment for all purposes under the Policy. This offer may not be available in all states.

    Right to Cancel Period

         When the Owner receives the Policy, it should be reviewed carefully to make sure it is what the Owner intended to purchase. The Owner may, until the end of the period of time specified in the Policy (the Right to Cancel period), examine the Policy and return it for a refund. The applicable period will depend on the state in which the Policy is issued. In many states the period is (10) days after the Policy is delivered to the Owner. Some states may allow for a longer period to return the Policy. The amount of the refund will be the greater of the Premium Payments made under the Policy or the Policy Value. PFL will pay the refund within (7) days after it receives written notice of cancellation and the returned Policy. The Policy will then be deemed void.

    Transfers Before the Annuity Commencement Date

      An Owner can transfer values from one Subaccount to another within the Mutual Fund Account or from the Mutual Fund Account to the Guaranteed Period Options of the Fixed Account, or from the Guaranteed Period Options of the Fixed Account to the Mutual Fund Account within limits established by PFL. Transfers of funds from any of the Guaranteed Period Options of the Fixed Account to any of the Subaccounts of the Mutual Fund Account are allowed only at the end of the applicable Guaranteed Periods, and will not be subject to an Excess Interest Adjustment at that time. PFL may, at its discretion, offer the Owner the option to transfer any or all of the interest credited in any of the Guaranteed Period Options to any Subaccount(s) of the Mutual Fund Account prior to the end of a specified Guaranteed Period. (See "THE RETIREMENT BUILDER ACCOUNTS--Transfers.") Any transfers of interest which may be permitted from a Guaranteed Period Option prior to the end of a Guaranteed Period will not be subject to any Excess Interest Adjustment. (See "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustments," p. 42.) Transfers from the Dollar Cost Averaging Fixed Account Option (See "THE RETIREMENT BUILDER ACCOUNTS--Dollar Cost Averaging Fixed Account Option," p. 32), except through a Dollar Cost Averaging program, are not allowed. Transfers currently may be made either by telephone (subject to the provisions described under "THE RETIREMENT BUILDER ACCOUNTS--Telephone Transactions," p. 34.) or by sending Written Notice to PFL's Administrative and Service Office.

      PFL reserves the right to impose a $10 fee for each transfer in excess of 12 transfers per Policy Year. At the present time, PFL does not charge for transfers. (See "THE RETIREMENT BUILDER ACCOUNTS--Transfers," p. 33.)

    Surrenders

      The Owner may elect to surrender all or withdraw a portion of the Cash Value ($500 minimum) in exchange for a payment from PFL at any time prior to the earlier of the Annuitant's death or the Annuity Commencement Date. The Cash Value equals the Policy Value increased or decreased by any Excess Interest Adjustments, less any applicable Surrender Charge (described below). A surrender request must be made by Written Request, and a request for a partial withdrawal must specify the Subaccounts or Guaranteed Period Options from which the withdrawal is requested. There is currently no limit on the frequency or timing of Policy withdrawals. (See "DISTRIBUTIONS UNDER THE POLICY--Surrenders," p. 39), although for Qualified Policies the retirement plan or applicable law may restrict and/or penalize withdrawals. In addition to the Surrender Charge, Service Charge, any applicable Excess Interest Adjustment, and any applicable premium taxes, surrenders and partial withdrawals may be subject to income taxes and a 10% Federal penalty tax.

    Nursing Care and Terminal Condition Withdrawal Option

      In some states, if the Owner or Owner's spouse (Annuitant or Annuitant's spouse if the Owner is not a natural person): (1) has been confined in a hospital or nursing facility for 30 consecutive days or (2) has been diagnosed after the Policy Date as having a terminal condition as defined in the Policy or endorsement, and the individual was not so confined or diagnosed as of the Policy Date, then the Surrender Charge, Excess Interest Adjustment, and partial withdrawals adjustment as described in the Guaranteed Minimum Death Benefit calculation, (See "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 48.) are not imposed on surrenders or partial withdrawals. (Since this benefit may not be available in all states, -- see the Policy or endorsement for details.) (See DISTRIBUTIONS UNDER THE POLICY--Nursing Care and Terminal Condition Withdrawal Option," p. 41.)

    Unemployment Waiver

         The Owner may withdraw all or a portion of the Policy Value free of Surrender Charges and free of Excess Interest Adjustments if the Owner or Owner's spouse (Annuitant or Annuitant's spouse, if the Owner is not a natural person) becomes unemployed. In order to qualify, the affected individual 1) must have been employed full time for at least two years prior to becoming unemployed, 2) must have been employed full time on the Policy Date, 3) must have been unemployed for at least 60 consecutive days at the time of withdrawal, and 4) must have a minimum Cash Value at the time of withdrawal of $5,000. Proof of unemployment will consist of providing PFL with a determination letter from the applicable State's Department of Labor which verifies that the individual qualifies for and is receiving unemployment benefits at the time of withdrawal. The determination letter must be received by PFL no later than fifteen (15) days after the date of the withdrawal request. This benefit may not be available in all states, see the Policy or endorsement for details.

    Charges and Deductions

      Surrender Charge. In order to permit investment of the entire Premium Payment, PFL does not deduct sales or other charges at the time of investment. However, a Surrender Charge, which is a contingent deferred sales charge, of up to 6% of the Premium Payment is imposed on certain full surrenders or partial withdrawals of Premium Payments in order to cover expenses relating to the distribution of the Policies. The applicable Surrender Charge is based on the period of time elapsed since payment of the Premium Payment(s) being withdrawn. There will be no Surrender Charge imposed five or more years after a Premium Payment was paid. In any event, Surrender Charges will be waived after the tenth Policy Year. For purposes of determining the applicable Surrender Charge, Premium Payments are considered to be withdrawn on a "first-in, first-out" basis. (See "CHARGES AND DEDUCTIONS--Surrender Charge," p. 52.)

      In each Policy Year the Owner may request partial withdrawals ($500 minimum) of up to 10% of the Policy Value free of Surrender Charges. The amount that may be taken free of Surrender Charges each Policy Year is cumulative. This is referred to as the "Cumulative Free Percentage." That is, Cumulative Free Percentages which are not taken are carried forward and are available to be taken in the following Policy Year free of Surrender Charges. Cumulative Free Percentage withdrawals previously taken reduce the Cumulative Free Percentage that is available. (See "DISTRIBUTIONS UNDER THE POLICY--Surrenders," p. 39.) Amounts withdrawn in excess of the available Cumulative Free Percentage will be subject to a Surrender Charge (up to 6%).


      Excess Interest Adjustment. Full surrenders, partial withdrawals from the Guaranteed Period Options of the Fixed Account prior to the end of the Guaranteed Period, and amounts applied to a Payment Option (prior to the end of the Guaranteed Period) and which are in excess of the cumulative interest credited at the time of, but prior to, the withdrawal, are subject to an Excess Interest Adjustment. Depending upon market rates of interest, the effect of an Excess Interest Adjustment could eliminate all interest in excess of the minimum guaranteed effective annual interest rate of 3%, or it could result in the crediting of additional interest. See "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustments," p. 42.

      Account Charges. PFL deducts a daily charge equal to a percentage of the net assets in the Mutual Fund Account for the mortality and expense risks assumed by PFL. For Guaranteed Minimum Death Benefit Option "A" Return of Premium Death Benefit, the effective annual rate of this charge is 1.10% of the value of the Mutual Fund Account's net assets. For Guaranteed Minimum Death Benefit Options "B" (5% Annually Compounding Death Benefit) and "C" (Annual Step-Up Death Benefit), the effective annual rate of this charge is 1.25% of the value of the Mutual Fund Account's net assets. (See

    "CHARGES AND DEDUCTIONS--Mortality and Expense Risk Fee," p. 53 and "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 48.)

         PFL also deducts a daily Administrative Charge from the net assets of the Mutual Fund Account to partially cover expenses incurred by PFL in connection with the administration of the Account and the Policies. The effective annual rate of this charge is .15% of the value of the Mutual Fund Account's net assets. (See "CHARGES AND DEDUCTIONS--Administrative Charges," p. 54.)

      PFL guarantees that the account charges for mortality and expense risks and administrative expenses will not exceed a total of 1.25% for the Return of Premium Death Benefit, and 1.40% for the 5% Annually Compounding Death Benefit and the Annual Step Up Benefit Death Benefit.

      Service Charge. There is also an annual Service Charge on each Policy Anniversary (and a charge at the time of surrender during any Policy Year) for Policy maintenance and related administrative expenses. This annual charge is the lesser of 2% of the Policy Value or $30 and is deducted from each Subaccount and/or Guaranteed Period Option of the Fixed Account in proportion to each Subaccount's/Guaranteed Period Option's percentage of the Policy Value in the Subaccount/Guaranteed Period Option just prior to such charge. This charge is waived if either the Policy Value or the sum of all Premium Payments less the sum of all partial withdrawals equals or exceeds $50,000 on a Policy Anniversary (or date of surrender). PFL GUARANTEES THAT THIS CHARGE WILL NOT BE INCREASED IN THE FUTURE. (See "CHARGES AND DEDUCTIONS--Administrative Charges," p. 54.)

      Taxes. PFL may incur premium taxes relating to the Policies. When permitted by state law, PFL will not deduct any premium taxes related to particular Policy from the Policy Value until withdrawal of Policy Value, payment of the death benefit or until the Annuity Commencement Date. Premium taxes currently range from 0% to 3.50% of Premium Payments.
    (See "CHARGES AND DEDUCTIONS--Premium Taxes," p. 54.)

      No charges are currently made against any of the Accounts for federal, state, or local income taxes. Should PFL determine that any such taxes be imposed with respect to any of the Accounts, PFL may deduct such taxes from amounts held in the relevant Account. (See "CHARGES AND DEDUCTIONS--Federal, State and Local Taxes," p. 54.)

      Charges Against the Underlying Funds. The value of the net assets of the Subaccounts of the Mutual Fund Account will reflect the investment advisory fees and other expenses incurred by the Underlying Funds.

      Expense Data. The charges and deductions are summarized in the following tables. This tabular information regarding expenses assumes that the entire Policy Value is in the Mutual Fund Account.


                                                                             Investment
                              Money    High    Equity-                         Grade      Asset
                             Market   Income   Income   Growth   Overseas       Bond     Manager     Contrafund
                             -------  ------   -------  -------  ---------  -----------  -------     ----------
Policy Owner Transaction
   Expenses (1)............
   Sales Load on Purchase
       Payments............     0       0        0         0         0           0         0             0
    Maximum Surrender
     Charge
        as a % of Premium
        Payment
        Surrendered)  (2)       6%      6%       6%        6%        6%          6%        6%            6%
   Surrender Fees..........     0       0        0         0         0           0         0             0
                            -----------------------------------------------------------------------------------------
   Service Charge                                           $30 Per Policy
                            -----------------------------------------------------------------------------------------

   Transfer Fee                                 First 12 Transfers Per Year:  NO FEE
                                                 More than 12 in One Year:   Currently  no fee
Mutual Fund Account Annual
   Expenses
(as a percentage of account
   value)
   Mortality and Expense
    Risk Fees (3)..........      1.25%    1.25%     1.25%    1.25%      1.25%         1.25%         1.25%        1.25%
                                 -----    -----     -----    -----      -----         -----         -----        -----
    Administrative Charge..      0.15%    0.15%     0.15%    0.15%      0.15%         0.15%         0.15%        0.15%
   Total Mutual Fund
    Account
        Annual Expenses....      1.40%    1.40%     1.40%    1.40%      1.40%         1.40%         1.40%        1.40%

Underlying Funds Annual
   Expenses  (4)
(as a percentage of
 average net assets,
 after waivers and
   reimbursements
   Management Fees.........      0.24%    0.60%     0.51%    0.61%      0.76%         0.45%         0.56%        0.61%
   Other Expenses..........      0.09%    0.11%     0.10%    0.09%      0.15%         0.14%         0.08%        0.11%
   Total Underlying Funds
        Annual Expenses....      0.33%    0.71%     0.61%    0.70%      0.91%         0.59%         0.64%        0.72%
                                                                                                        (5)


                                  Asset
                                 Manager:        Index
                                  Growth          500
                                  ------         -----
Policy Owner Transaction
   Expenses (1)............
   Sales Load on Purchase
       Payments............           0             0
    Maximum Surrender
     Charge
        as a % of Premium
        Payment
        Surrendered)  (2)             6%            6%
   Surrender Fees..........           0             0
                            --------------------------
  Service Charge
                            --------------------------
  Transfer Fee

Mutual Fund Account Annual
   Expenses
(as a percentage of account
   value)
   Mortality and Expense
    Risk Fees (3)..........        1.25%         1.25%
                                  -----         -----
   Administrative Charge...        0.15%         0.15%
   Total Mutual Fund
    Account
        Annual Expenses....        1.40%         1.40%

Underlying Funds Annual
   Expenses  (4)
(as a percentage of
 average net
   assets, after
    waivers and
   reimburseemnts)
   Management Fees.........        0.671%        0.00%
   Other Expenses..........         0.29%        0.28%
   Total Underlying Funds
        Annual Expenses....         0.90%         0.28%(6)
                                    (5.6)

(1) The Surrender Charge and Transfer Fee, if any is imposed, apply to each Policy, regardless of how Policy Value is allocated among the Mutual Fund Account and the Fixed Account. The Service Charge applies to both the Fixed Account and the Mutual Fund Account, and is assessed on a prorata basis relative to each Account's Policy Value as a percentage of the Policy's total Policy Value. Mutual Fund Account Annual Expenses do not apply to the Fixed Account (See "CHARGES AND DEDUCTIONS--Other Expenses Including Investment Advisory Fees," p. 55.)

(2) The Surrender Charge is decreased based on the number of years since the Premium Payment was made, from 6% in the year in which the Premium Payment was made to 0% in the sixth year after the Premium Payment was made.

(3) These Mortality and Expense Risk Fees are those for the 5% Annually Compounding Death Benefit and the Annual Step Up Death Benefit. The corresponding Fees for the Return of Premium Death Benefit is 1.10% for each Subaccount. (See "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 48.)

(4) The fee table information relating to the Underlying Funds was provided to PFL by the Underlying Funds, and PFL has not independently verified such information.

(5) A portion of the brokerage commissions the fund paid was used to reduce its expenses. Without this reduction, total operating expenses would have been as follows: for High Income: 0.71% [brokerage commissions were paid, but such payment did not affect the ratio for this Portfolio]; for Asset
     Manager: 0.81%; for Asset Manager: Growth: 1.13%; and for Contrafund:
     0.73%.

(6) The fund's expenses were voluntarily reduced by the fund's investment adviser. Absent reimbursement, management fee, other expenses, and total expenses would have been (Index 500 Portfolio) 0.28%, 0.19% and 0.47%, respectively; and (Asset Manager: Growth) 0.71%, 0.42% and 1.13%, respectively.

Examples

II. An Owner would pay the following expenses on a $1,000 investment, assuming Death Benefit Option A (Return of Premium Death Benefit) a hypothetical 5% annual return on assets and assuming the entire Policy Value is in the applicable Subaccount:

          1. If the Policy is surrendered at the end of the applicable time period:


                                      1 Year                    3 Years
                                      ------                    -------
Money Market Subaccount                $71                        $92
High Income Subaccount                 $74                       $104
Equity-Income Subaccount               $73                       $101
Growth Subaccount                      $74                       $104
Overseas Subaccount                    $76                       $110
Investment Grade Bond
 Subaccount                            $73                       $100
Asset Manager Subaccount               $74                       $102
Asset Manager: Growth                  $76                       $110
 Subaccount
Contrafund Subaccount                  $74                       $104
Index 500 Subaccount                   $70                        $90


          2. If the Policy is annuitized at the end of the applicable time period:


                                      1 Year                    3 Years
                                      ------                    -------
Money Market Subaccount                $17                        $52
High Income Subaccount                 $21                        $64
Equity-Income Subaccount               $20                        $60
Growth Subaccount                      $20                        $63
Overseas Subaccount                    $23                        $70
Investment Grade Bond
 Subaccount                            $19                        $60
Asset Manager Subaccount               $20                        $61
Asset Manager: Growth
 Subaccount                            $22                        $69
Contrafund Subaccount                  $21                        $64
Index 500 Subaccount                   $16                        $50

          3.   If the Policy is not surrendered or annuitized:


                                      1 Year                    3 Years
                                      ------                    -------
Money Market Subaccount                $17                        $52
High Income Subaccount                 $21                        $64
Equity-Income Subaccount               $20                        $60
Growth Subaccount                      $20                        $63
Overseas Subaccount                    $23                        $70
Investment Grade Bond
 Subaccount                            $19                        $60
Asset Manager Subaccount               $20                        $61
Asset Manager: Growth
 Subaccount                            $22                        $69
Contrafund Subaccount                  $21                        $64
Index 500 Subaccount                   $16                        $50

II. An Owner would pay the following expenses on a $1,000 investment, assuming Death Benefit Option B, (5% Annually Compounding Death Benefit) or Death Benefit Option C, (Annual Step-Up Death Benefit) a hypothetical 5% annual return on assets and assuming the entire Policy Value is in the applicable
Subaccount:

          1. If the Policy is surrendered at the end of the applicable time period:


                                      1 Year                    3 Years
                                      ------                    -------
Money Market Subaccount                $72                        $97
High Income Subaccount                 $76                       $108
Equity-Income Subaccount               $75                       $105
Growth Subaccount                      $76                       $108
Overseas Subaccount                    $78                       $115
Investment Grade Bond
 Subaccount                            $75                       $105
Asset Manager Subaccount               $75                       $106
Asset Manager: Growth
 Subaccount                            $78                       $114
Contrafund Subaccount                  $76                       $109
Index 500 Subaccount                   $72                        $95

          2. If the Policy is annuitized at the end of the applicable time period:

                                      1 Year                    3 Years
                                      ------                    -------
Money Market Subaccount                $18                        $57
High Income Subaccount                 $22                        $68
Equity-Income Subaccount               $21                        $65
Growth Subaccount                      $22                        $68
Overseas Subaccount                    $24                        $74
Investment Grade Bond                  $21                        $64
 Subaccount
Asset Manager Subaccount               $21                        $66
Asset Manager: Growth
 Subaccount                            $24                        $74
Contrafund Subaccount                  $22                        $68
Index 500 Subaccount                   $18                        $55

          3.   If the Policy is not surrendered or annuitized:

                                      1 Year                    3 Years
                                      ------                    -------
Money Market Subaccount                $18                        $57
High Income Subaccount                 $22                        $68
Equity-Income Subaccount               $21                        $65
Growth Subaccount                      $22                        $68
Overseas Subaccount                    $24                        $74
Investment Grade Bond
 Subaccount                            $21                        $64
Asset Manager Subaccount               $21                        $66
Asset Manager: Growth
 Subaccount                            $24                        $74
Contrafund Subaccount                  $22                        $68
Index 500 Subaccount                   $18                        $55


       The above tables are intended to assist the Owner in understanding the costs and expenses of the Mutual Fund Account and the Underlying Funds that the Owner will bear, directly or indirectly. These include the 1995 expenses of the Underlying Funds. See "CHARGES AND DEDUCTIONS," p. 51, and the Underlying Funds' prospectuses. In addition to the expenses listed above, premium taxes, currently ranging from 0% to 3.50% of Premium Payments may be applicable.


       THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THE ASSUMED RATE. THE FIGURES AND DATA FOR UNDERLYING FUND ANNUAL EXPENSES HAVE BEEN PROVIDED BY FMR FOR 1995 AND PFL HAS NOT INDEPENDENTLY VERIFIED THEIR ACCURACY.

       In these examples, the $30 Service Charge is reflected as a charge of .064% based on an anticipated average Policy Value of $46,590.

Death Benefit

       In the event that the Annuitant who is not the Owner dies prior to the Annuity Commencement Date, the Owner will become the Annuitant unless the Owner specifically requests on the application or in a Written Request that the death benefit be paid upon the Annuitant's death and PFL agrees to such an election. If the Annuitant is also the Owner, upon receipt of proof that the Annuitant has died before the Annuity Commencement Date, the Death Benefit is calculated and is payable to the Beneficiary when we receive an election of the method of settlement and return of the Policy.

       The amount of the Death Benefit will depend on the state where the Policy is purchased and may depend on the death benefit option elected by the Owner. However, the Death Benefit will always be at least equal to the greater of the Policy Value or the Cash Value on the date due proof of death and election of the method of settlement are received by PFL.

       The Owner has the "one-time" option of choosing a "Return of Premium Death Benefit," (Death Benefit Option "A"), a "5% Annually Compounding Death Benefit," (Death Benefit Option "B"), or an "Annual Step-Up Death Benefit," (Death Benefit Option "C"). The Return of Premium Death Benefit is the return of all Premium Payments less any Partial Withdrawals, as of the date of death. The 5% Annually Compounding Death Benefit is the total Premium Payments less any Partial Withdrawals, accumulated at 5% until the earlier of the date of death or the Owner's 81st birthday. The Annual Step-Up Death Benefit is the largest Policy Value on the issue date or on any Policy Anniversary prior to the earlier of the date of death or prior to the Owner's 81st birthday, plus any premiums paid, less any premium withdrawals taken, subsequent to the date of the largest anniversary Policy

Value. If no election is made by the Policyholder, the Return of Premium Death Benefit will be used upon death of the Annuitant.

       The Death Benefit provisions may vary depending on the state where the Policy is issued. The Death Benefit may be paid as either a lump sum cash benefit or as an annuity as permitted by federal or state law. (See "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 48.)

       The Death Benefit is not paid on the death of an Owner if the Owner is not the Annuitant. If an Owner who is not the Annuitant dies before the Annuity Commencement date, the amount payable under the Policy upon surrender will be the Policy Value increased or decreased by an Excess Interest Adjustment.

Variations in Policy Provisions

         Certain provisions of the Policies may vary from the descriptions in this Prospectus in order to comply with different state laws. See the Policy itself for variations. Any such state variations will be included in the Policy itself or in riders or endorsements attached to the Policy.

Federal Income Tax Consequences of Investment in the Policy

         With respect to Owners who are natural persons, there should be no federal income tax on increases in the Policy Value until a distribution under the Policy occurs (e.g., a surrender or Annuity Payment) or is deemed to occur (e.g., a pledge or assignment of a Policy). Generally, a portion of any distribution or deemed distribution will be taxable as ordinary income. The taxable portion of certain distributions will be subject to withholding unless the recipient elects otherwise. In addition, a penalty tax may apply to certain distributions or deemed distributions under the Policy. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 55.)

Note:    The foregoing summary is qualified in its entirety by the detailed information in the remainder of this Prospectus and in the Statement of Additional Information and in the prospectuses for the Underlying Funds and in the Policy, all of which should be referred to for more detailed information. This Prospectus generally describes only the Policy and the Mutual Fund Account. Separate prospectuses describe the Underlying Funds. (There is no prospectus for the Fixed Account since interests in the Fixed Account are deemed not to be securities. See "THE RETIREMENT BUILDER ACCOUNTS--The Fixed Account, " p. 31.)

Requests for Information

                      Any telephone requests and inquiries
                         may be made to 1-800-525-6205.

                    Any Written Notices or Written Requests
                     must be sent to the following address:

                          PFL Life Insurance Company
                      Administrative and Service Office:

               Financial Markets Division-Variable Annuity Dept.
                          4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001



                              FINANCIAL STATEMENTS

The financial statements of PFL and the independent auditors' report thereon are contained in the Statement of Additional Information which is available free upon request to PFL's Administrative and Service Office.


                          HISTORICAL PERFORMANCE DATA

Standardized Performance Data

         From time to time, PFL may advertise historical yields and total returns for the Subaccounts of the Mutual Fund Account. These figures will be calculated according to standardized methods prescribed by the Securities and Exchange Commission ("SEC"). They will be based on historical earnings and are not intended to indicate future performance.

         The yield of a Subaccount of the Mutual Fund Account (other than the Money Market Subaccount) for a Policy refers to the annualized income generated by an investment under a Policy in the Subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.

         The total return of a Subaccount of the Mutual Fund Account refers to return quotations assuming an investment under a Policy has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the total return for these periods will be provided. The total return quotations for a Subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the Subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided.

         The yield and total return calculations for a Subaccount do not reflect the effect of any premium taxes that may be applicable to a particular Policy. The yield calculations also do not reflect the effect of any Surrender Charge that may be applicable to a particular Policy. To the extent that any or all of a premium tax and/or Surrender Charge is applicable to a particular Policy, the yield and/or total return of that Policy will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the Statement of Additional Information, a copy of which may be obtained from PFL's Administrative and Service Office upon request.

Subaccounts

         The following performance data is for hypothetical subaccounts which would be subject to the same fees, charges and deductions as the Subaccounts of the Mutual Fund Account, but which are shown as if the hypothetical subaccounts actually commenced operations on the same date as the underlying Portfolio. Accordingly, the following hypothetical performance data is for periods before the Subaccounts actually commenced operations, and is based on the performance of the Underlying Funds adjusted to reflect the Mutual Fund Account charges.

         The following information is also based on the method of calculation described in the Statement of Additional Information. The average annual total returns for periods ended December 31, 1995, were as follows:

Return of Premium Death Benefit (Total Mutual Fund Account Annual Expenses:
1.25%)

                                                                                       Inception
                                                                                       ---------
                            1 Year         3 Year         5 Year         Life             Date
                         -------------  -------------  -------------   ---------          ----
Money Market  *              2.85%          3.01            3.31%        4.72%*         03/31/82
High Income                 17.88%         11.23%          17.40%       10.02%**        09/11/85
Equity-Income               32.11%         18.03%          19.74%       11.86%          10/08/86
Growth                      32.70%         15.82%          19.20%       13.34%          10/08/86
Overseas                     5.66%         13.46%           6.73%        5.90%          01/27/87
Investment Grade Bond       12.89%          6.09%           7.83%        7.55%          06/05/89
Asset Manager               12.92%          8.29%          11.29%       10.77%          05/29/90
Asset Manager: Growth         N/A            N/A            N/A         16.66%          01/03/95
Contrafund                    N/A            N/A            N/A         33.40%          01/03/95
Index 500                   31.85%          13.15%          N/A         13.41%          08/27/92

5% Annually Compounding Death Benefit or Annual Step-Up Death Benefit (Total Mutual Fund Account Annual Expenses: 1.40%)

                                                                                      Inception
                                                                                      ---------
                            1 Year         3 Year         5 Year          Life           Date
                         -------------  -------------  -------------    ---------        ----
Money Market  *              2.63%          2.84%           3.15%         4.56%**       03/31/82
High Income                 17.67%         11.06%          17.23%         9.86%**       09/11/85
Equity-Income               31.88%         17.85%          19.57%        11.69%         10/08/86
Growth                      32.47%         15.65%          19.03%        13.17%         10/08/86
Overseas                     5.45%         13.28%           6.57%         5.74%         01/27/87
Investment Grade Bond       12.68%          5.93%           7.67%         7.39%         06/05/89
Asset Manager               12.72%          8.13%          11.13%        10.60%         05/29/90
Asset Manager: Growth        N/A             N/A            N/A          16.47%         01/03/95
Contrafund                   N/A             N/A            N/A          33.20%         01/03/95
Index 500                   31.63%         12.98%           N/A          13.24%         08/27/92

This performance data is hypothetical for the Retirement Income Builder Variable Annuity. For purposes of this calculation, the deductions for the Mortality and Expense Risk Fee and Administrative Charge are made on a monthly basis, rather than a daily basis. Accumulation Unit values and yields will fluctuate and there is no guarantee the Owner will receive back the Owner's original principal. Average Annual Total Returns and Yield include all insurance contract charges.

* The underlying Money Market Portfolio seeks to maintain a stable $1.00 share price, however, there is no assurance that it will be able to do so. An investment in the Portfolio is not insured by the U.S. government.

**   Figure for 10 years.

Non-Standardized Performance Data

       PFL may from time to time also advertise or disclose average annual total return or other performance data in non-standard formats for a Subaccount of the Mutual Fund Account. The non-standard performance data may assume that no Surrender Charge is applicable, and may also make other assumptions such as the amount invested in a Subaccount, differences in time periods to be shown, or
the effect of partial withdrawals or annuity payments    .

       The following hypothetical non-standardized average annual total return figures are based on the assumption that the Policy is not surrendered, and therefore the following figures assume that the Surrender Charge is not imposed.


                         Average Annual Total Returns
                        (Assuming No Surrender Charge)

Return of Premium Death Benefit (Total Mutual Fund Account Annual Expenses:
1.25%)

                                                                  Inception
                                                                  ---------
                         1 Year   3 Year   5 Year     Life           Date
                         -------  -------  -------  ---------        ----

Money Market  *            4.51%    3.10%    3.31%     4.72%**      03/31/82
High Income               19.04%   11.23%   17.40%    10.02%**      09/11/85
Equity-Income             33.35%   18.03%   19.74%    11.86%        10/08/86
Growth                    33.62%   15.82%   19.20%    13.34%        10/08/86
Overseas                   8.25%   13.76%    6.73%     5.90%        01/27/87
Investment Grade Bond     15.81%    6.41%    7.83%     7.55%        06/05/89
Asset Manager             15.44%    8.53%   11.29%    10.77%        05/29/90
Asset Manager: Growth       N/A      N/A     N/A      22.01%        01/03/95
Contrafund                  N/A      N/A     N/A      38.63%        01/03/95
Index 500                 35.52%   13.53%    N/A      13.75%        08/27/92

5% Annually Compounding Death Benefit or Annual Step-Up Death Benefit (Total Mutual Fund Account Annual Expenses: 1.40%)


                                                                   Inception
                                                                   ---------
                         1 Year   3 Year   5 Year     Life           Date
                         ------   ------   ------     ----           ----
Money Market  *            4.35%    2.94%    3.15%    4.56%**       03/31/82
High Income               18.87%   11.06%   17.23%    9.86%**       09/11/85
Equity-Income             33.16%   17.85%   19.57%   11.69%         10/08/86
Growth                    33.43%   15.65%   19.03%   13.17%         10/08/86
Overseas                   8.09%   13.59%    6.57%    5.74%         01/27/87
Investment Grade Bond     15.63%    6.25%    7.67%    7.39%         06/05/89
Asset Manager             15.27%    8.37%   11.13%   10.60%         05/29/90
Asset Manager: Growth       N/A      N/A      N/A    21.83%         01/03/95
Contrafund                  N/A      N/A      N/A    38.43%         01/03/95
Index 500                 35.32%   13.36%     N/A    13.58%         08/27/92


This performance data is hypothetical for the Retirement Income Builder Variable Annuity. For purposes of this calculation, the deductions for the Mortality and Expense Risk Fee and Administrative Charge are made on a monthly basis, rather than a daily basis. Accumulation Unit values and yields will fluctuate and there is no guarantee the Owner will receive back the Owner's original principal. Average Annual Total Returns and Yield include all insurance contract charges.

* The underlying Money Market Portfolio seeks to maintain a stable $1.00 share price, however, there is no assurance that it will be able to do so. An investment in the Portfolio is not insured by the U.S. government.

**       Figure for 10 years.


         All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information, a copy of which may be obtained free from PFL's Administrative and Service office upon request.


                               PUBLISHED RATINGS

PFL may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of PFL and they should not be considered as bearing on the investment performance of assets held in the Mutual Fund Account or of the safety or riskiness of an investment in the Mutual Fund Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of PFL as measured by Standard & Poor's Insurance Ratings Services or Duff & Phelps may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations such as debt or commercial paper obligations.

                           PFL LIFE INSURANCE COMPANY

         PFL Life Insurance Company ("PFL"), 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001, is a stock life insurance company. It was incorporated under the name NN Investors Life Insurance Company, Inc. under the laws of the State of Iowa on April 19, 1961. It is principally engaged in the sale of life insurance and annuity policies, and is licensed in the District of Columbia, Guam, and in all states except New York. As of December 31, 1995, PFL had assets of approximately $7.2 billion. PFL is a wholly-owned indirect subsidiary of AEGON USA, Inc. which conducts substantially all of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc., is indirectly owned by AEGON n.v. of the Netherlands, the securities of which are publicly traded. AEGON n.v., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

                        THE RETIREMENT BUILDER ACCOUNTS

         Premium Payments made under a Policy may be allocated to the Mutual Fund Account, to the Fixed Account, or to a combination of these Accounts.

The Mutual Fund Account

         The Mutual Fund Account was established as a separate investment account of PFL under the laws of the State of Iowa on March 29, 1996. The Mutual Fund Account receives and currently invests the Premium Payments under the Policies that are allocated to it for investment only in shares of the Variable Insurance Products Fund and the Variable Insurance Products Fund II, managed by Fidelity Management and Research Company ("FMR"), an affiliate of Fidelity Investments.

         The Mutual Fund Account currently is divided into ten Subaccounts. Additional Subaccounts may be established in the future at the discretion of PFL. Each Subaccount invests exclusively in shares of one of the Portfolios of the Underlying Funds. Under Iowa law, the assets of the Mutual Fund Account are owned by PFL but they are held separately from the other assets of PFL. To the extent that these assets are attributable to the Cash Value of the Policies, these assets are not chargeable with liabilities incurred in any other business operation of PFL. Income, gains, and losses incurred on the assets in the Subaccounts of the Mutual Fund Account, whether or not realized, are credited to or charged against that Subaccount without regard to other income, gains or losses of any other Account or Subaccount of PFL. Therefore, the investment performance of any Subaccount should be entirely independent of the investment performance of PFL's general account assets or any other Account or Subaccount maintained by PFL.

         The Mutual Fund Account is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust and meets the definition of a separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Mutual Fund Account or PFL.

         Underlying Funds. The available Subaccounts of the Mutual Fund Account currently invest exclusively in shares of the Underlying Funds. The Underlying Funds are diversified, open-end management investment companies organized as Massachusetts Business Trusts. The Variable Insurance Product Fund was established on November 13, 1981, and was formerly known as Fidelity Cash Reserves II. The Variable Insurance Products Fund II was established on March 21, 1988.

         Certain information concerning the Underlying Funds is set forth below. More detailed information may be found in the Underlying Funds' current prospectuses, which accompany or precede this Prospectus, and the Underlying Funds' current Statements of Additional Information. The following description is qualified in its entirety by reference to each

Underlying Fund's prospectus and Statement of Additional Information wherein more detailed information may be found.

         FMR provides investment advice and administrative services to the Underlying Funds pursuant to an agreement under which each Portfolio pays FMR a monthly fee. The Variable Insurance Product Fund currently offers five
Portfolios: Money Market; High Income; Equity-Income; Growth; and Overseas. The Variable Insurance Products Fund II currently offers five Portfolios that are available under the Policies: Investment Grade Bond; Asset Manager; Index 500, Asset Manager: Growth; and Contrafund. The ten Portfolios offered by the Underlying Funds provide a range of investment alternatives that vary according to the different investment objectives described in the Underlying Funds' prospectuses and summarized below. The assets of each Portfolio are separate from the others, and each Portfolio has separate investment objectives and policies. As a result, each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. Each of the Portfolios may not be available for investment in every state.

         Money Market Portfolio seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The Portfolio will invest only in high-quality short-term U.S. dollar-denominated money market instruments of domestic and foreign issuers. The Portfolio seeks to maintain a constant net asset value of $1.00 per share, although no assurances can be given that such constant net asset value will be maintained. The Portfolio's shares are neither insured nor guaranteed by the U.S. Government.

         High Income Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower rated, fixed-income securities. In choosing these securities, growth of capital also will be considered. The fund can also invest in common stocks, other equity securities, and debt securities not currently paying interest but which are expected to do so in the future.
The Portfolio may invest without limitation in lower-quality debt securities, sometimes called "junk bonds" which carry greater risk than other debt securities. See the Fund's prospectus for a description of these risks.

         Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

         Growth Portfolio seeks to achieve capital appreciation through the purchase of common stocks, although the Portfolio's investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

         Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The Portfolio seeks to achieve its investment objective by investing at least 65% of the Portfolio's assets in securities of companies from at least three different countries outside of North America. The Overseas Portfolio expects to invest most of its assets in securities of companies located in developed countries in these general areas:
The Americas (other than the United States), the Far East and Pacific Basin, Scandinavia and Western Europe. The Overseas Portfolio expects to invest a majority of its assets in equity securities, but may also invest in debt securities of any quality. Generally, the investment in securities of foreign companies will involve greater risks than are present in domestic investments.

         Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital by investing primarily in a broad range of fixed-income securities. FMR normally invests at least 65% of the Portfolio's total assets in investment-grade, fixed income securities. Its dollar weighted average maturity will be generally five to ten years.

         Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among the following classes, or types of investments: domestic and foreign stocks, bonds, and short-term and money market instruments. The Portfolio's "neutral" mix is expected to be 50% stocks, 40% bonds and 10% short-term/money market instruments. FMR may change the neutral mix from time to time within specified ranges as set forth in the Fund's prospectus.

         Index 500 Portfolio seeks to match the total return of the Standard & Poor's Composite Index of 500 Stocks, while keeping transaction costs and other expenses low.

         Asset Manager: Growth Portfolio seeks to maximize total return by allocating its assets among the following classes, or types, of investments: domestic and foreign stocks, bonds, and short-term and money market instruments. The Portfolio's "neutral" mix is expected to be 70% stocks, 25% bonds and 5% short-term/money market instruments. FMR may change the neutral mix from time to time within specified ranges as set forth in the Fund's prospectus.

         Contrafund Portfolio seeks capital appreciation by investing primarily in equity securities of companies that are considered to be undervalued or out-of-favor by the Portfolio's adviser.

THERE IS NO ASSURANCE THAT ANY OF THE UNDERLYING FUNDS' PORTFOLIOS WILL ACHIEVE ITS INVESTMENT OBJECTIVE.

         The Underlying Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Premium Payments to a particular Subaccount. The Underlying Funds are not limited to selling their shares to the Mutual Fund Account and are permitted to accept investments from any separate account of an insurance company. Since the Portfolios of the Underlying Funds are available to registered separate accounts offering variable annuity products of the Company, as well as variable annuity and variable life products of other insurance companies, there is a possibility that a material conflict may arise between the interests of the Mutual Fund Account and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including PFL, agree to take any necessary steps, including removing their separate accounts from the Underlying Funds, to resolve the matter. See the Underlying Funds' prospectuses for further details.

         An investment in the Mutual Fund Account, or in any Portfolio, including the Money Market Portfolio is not insured or guaranteed by the U.S. government or any government agency.

         Addition, Deletion, or Substitution of Investments. PFL cannot and does not guarantee that any of the Subaccounts will always be available for Premium Payments, allocations, or transfers. PFL retains the right, subject to any applicable law, to make certain changes in the Mutual Fund Account and its investments. PFL reserves the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio of the Underlying Funds, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in PFL's judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Mutual Fund Account. To the extent required by the 1940 Act, substitutions of shares attributable to an Owner's interest in a Subaccount will not be made without prior notice to the Owner and the prior approval of the SEC. Nothing contained herein shall prevent the Mutual Fund Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable annuity policies on the basis of requests made by Owners.

         New Subaccounts may be established when, in the sole discretion of PFL, marketing, tax, investment or other conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by PFL. Each additional Subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. PFL may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any Subaccount is eliminated, PFL will notify Owners and request a reallocation of the amounts invested in the eliminated Subaccount. If no such reallocation is provided by the Owner, PFL will reinvest the amounts invested in the eliminated Subaccount in the Subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments) or in another Subaccount, if appropriate.

         In the event of any such substitution or change, PFL may, by appropriate endorsement, make such changes in the Policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Policies, the Mutual Fund Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, PFL also may (1) transfer the assets of the

Mutual Fund Account associated with the Policies to another account or accounts,
(2) restrict or eliminate any voting rights of Owners or other persons who have voting rights as to the Mutual Fund Account, (3) create new mutual fund accounts, (4) add new Subaccounts to or remove existing Subaccounts from the Mutual Fund Account, or combine Subaccounts, or (5) add new underlying funds, or substitute a new fund for an existing fund.

The Fixed Account

         This Prospectus is generally intended to serve as a disclosure document only for the Policy and the Mutual Fund Account. For complete details regarding the Fixed Account, see the Policy itself.

         Premium Payments allocated and amounts transferred to the Fixed Account become part of the general account of PFL, which supports insurance and annuity obligations. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. PFL has been advised that while the staff of the SEC has not reviewed the disclosures in this Prospectus which relate to the fixed portion, the disclosures may be subject to certain generally applicable provisions of the federal securities laws relating to the
accuracy and completeness of the statements made in the prospectus.    .

         The Fixed Account is made up of all the general assets of PFL, other than those in the Mutual Fund Account or in any other segregated asset account. The Policy Owner may allocate Premium Payments to the Fixed Account at the time of Premium Payment or by subsequent transfers from the Mutual Fund Account. Rather than the Policy Owner bearing the investment risk, as is the case for Policy Value allocated to the Mutual Fund Account, PFL bears the full investment risk for all Policy Value allocated to the Fixed Account. PFL has sole discretion to invest the assets of its general account, including the Fixed Account, subject to applicable law.

         Premium Payments applied to, and any amounts transferred to, the Fixed Account will reflect a fixed interest rate. The interest rates PFL sets will be credited for increments of at least one year measured from each Premium Payment or transfer date. These rates will never be less than an effective annual interest rate of 3%.

         Guaranteed Periods. PFL may offer optional guaranteed interest rate periods ("Guaranteed Period Options") into which Premium Payments may be paid or amounts transferred. For example, PFL may offer Guaranteed Period Options for 1, 3, 5, or 7 years duration from time to time. The Current Interest Rate PFL sets for funds placed in each Guaranteed Period Option will be guaranteed until the end of the applicable Guaranteed Period. At the end of the Guaranteed Period, the Policy Value for the Guaranteed Period Option will be rolled into a new Guaranteed Period Option(s) or may be transferred to any Subaccount(s) within the Mutual Fund Account.

         The Owner may choose the Guaranteed Period Option(s) in which to place the Policy Value by giving PFL notice within 30 days before the end of the expiring Guaranteed Period. In the absence of such election, the new Guaranteed Period Option will be the same as the expiring Guaranteed Period Option unless that Guaranteed Period Option is no longer offered, in which case, the next shorter Guaranteed Period Option offered will be used. PFL reserves the right, for new Premium Payments, transfers, or rollovers, to offer or not to offer any Guaranteed Period Option. PFL will, however, always offer at least a one-year Guaranteed Period Option.

         Surrenders or partial withdrawals from a Guaranteed Period Option prior to the end of the Guaranteed Period and which are in excess of the cumulative interest credited at the time of, but prior to, the withdrawal are subject to an
Excess Interest Adjustment on the amount withdrawn.   See "DISTRIBUTIONS UNDER
THE POLICY--Excess Interest Adjustment," p. 42.) No transfers from any Guaranteed Period Option to any other Investment Option will be allowed prior to the end of the Guaranteed Period. (See "Transfers," below.)

         PFL guarantees that, at any time prior to the Annuity Commencement Date, the amount in the Fixed Account allocable to a particular Policy will be not less than the amount of the Premium Payments or transfers to, less withdrawals or transfers from, the Fixed Account, plus interest at the effective annual rate of 3% per year, plus any excess interest credited to amounts in the Fixed Account, less any applicable Surrender Charge or premium or other taxes allocable to the Fixed Account. Upon full surrender, the Owner will always receive at least the Premium Payments applied to, less prior partial withdrawals and transfers from, the Fixed Account plus interest at the effective annual rate of 3%.

         Current Interest Rates will be determined by PFL in its sole discretion.

         For purposes of crediting interest, the oldest Premium Payment or transfer into a Guaranteed Period Option within the Fixed Account, plus interest allocable to that Premium Payment or transfer, is considered to be withdrawn first; the next oldest Premium Payment or transfer plus interest is considered to be withdrawn next, and so on (this is a "first-in, first-out" procedure).
The Owner bears the risk that PFL will not credit interest in excess of 3% per year.

         Dollar Cost Averaging Fixed Account Option. PFL may offer a Dollar Cost Averaging Fixed Account Option separate from the Guaranteed Period Option(s). This option will have a one-year interest rate guarantee and will only be available under a Dollar Cost Averaging (DCA) program.

         Prior to the Annuity Commencement Date, no transfers, except through a Dollar Cost Averaging program, will be allowed from the Dollar Cost Averaging Fixed Account. Dollar Cost Averaging transfers to Subaccounts of the Mutual Fund Account must begin within 30 days after the Premium Payment or transfer to the Dollar Cost Averaging Fixed Account. Transfers must be scheduled for at least six but not more than 24 months, or for at least four, but not more than eight calendar quarters. No changes to the amount transferred will be allowed, but changes can be made to the Subaccounts to which these transfers are allocated. Transfers under a Dollar Cost Averaging program will not be subject to an Excess Interest Adjustment. (See "THE RETIREMENT BUILDER ACCOUNTS--Dollar Cost Averaging" p. 34.)

         Dollar cost averaging requires regular investment regardless of fluctuating prices and does not guarantee profits nor prevent losses in a declining market. Before electing this option, individuals should consider their financial ability to continue purchases through periods of both high and low price levels.

Transfers

         An Owner can transfer Policy Value from one Investment Option to another within certain limits.

         Subject to the limitations and restrictions described below, transfers from an Investment Option may be made, up to thirty days prior to the Annuity Commencement Date, by sending Written Notice, signed by the Owner, to the Administrative and Service Office. The minimum amount which may be transferred from a Subaccount of the Mutual Fund Account is the lesser of $500 or the entire Subaccount value. If the Subaccount value remaining after a transfer is less than $500, PFL reserves the right, at its discretion, to include that amount as part of the transfer.

         Transfers currently may be made without charge as often as the Owner wishes, subject to the minimum dollar amounts specified above. PFL reserves the right to limit these transfers to no more than 12 per Policy Year in the future or to charge up to $10 per transfer in excess of 12 per Policy Year.

         Transfers of funds from any of the Guaranteed Period Option(s) of the Fixed Account to any Subaccount(s) of the Mutual Fund Account are allowed only at the end of the Guaranteed Period(s), except that PFL may, at its discretion, offer the Owner the option to transfer the interest credited in any of the Guaranteed Period Option(s) to any Subaccount(s) of the Mutual Fund Account prior to the end of the Guaranteed Period. The maximum transfer permitted from any Guaranteed Period Option before the end of the Guaranteed Period will be the cumulative amount of interest credited for the Guaranteed Period Option at the time of, but prior to, the transfer. No Excess Interest Adjustment will apply to such transfers of interest.

         Transfers out of the Dollar Cost Averaging Fixed Account, except through a Dollar Cost Averaging program, are not allowed. (See "Dollar Cost Averaging," below.)

         After the Annuity Commencement Date, transfers out of the Fixed Account are not permitted. (See "DISTRIBUTIONS UNDER THE POLICY--Annuity Payment Options," p. 45.)

         Transfers may be made by telephone, subject to the provisions described below under "Telephone Transactions."

Reinstatements

         Requests are occasionally received by PFL to reinstate funds which had been transferred to another life insurance company pursuant to a Code Section 1035 exchange or trustee-to-trustee transfer. In this situation PFL will require the Owner to replace the same total dollar amount of funds in the applicable Subaccounts and/or Fixed Accounts as was taken from them to effect the exchange. The total dollar amount of funds reapplied to the Mutual Fund Account will be used to purchase a number of Accumulation Units available for each Subaccount based on the Accumulation Unit values at the date of reinstatement (within two days of the date the funds are received by PFL). It should be noted that the number of Accumulation Units available on the Reinstatement date may be more or less than the number surrendered for the exchange. Amounts reapplied to the Fixed Account will be entitled to receive the interest rate they would otherwise have received had they not been withdrawn. However, an adjustment will be made to the amount reapplied to compensate PFL for the additional interest credited during the period of time between the withdrawal and the reapplication of the funds. Owners should consult a qualified personal tax adviser concerning the tax consequences of any Code Section 1035 exchanges or reinstatements.

Telephone Transactions

         Owners (or their designated registered representative) may make transfers and/or change the allocation of subsequent Premium Payments by telephone if the "Telephone Transfer/Reallocation Authorization" box in the Policy application has been initialed or telephone transfers have been subsequently authorized by the Owner by appropriate Written Request. PFL will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. However, PFL will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If PFL fails to do so, it may be liable for any losses due to unauthorized or fraudulent instructions. All telephone requests will be recorded on voice recorder equipment for the protection of the Owner. The Owner, when making telephone requests, will be required to provide the Owner's social security number, and/or other information for identification purposes.

         Telephone requests must be received at the Administrative and Service Office no later than 3:00 p.m. Central time in order to assure same-day pricing of the transaction.

         The telephone transaction privilege may be discontinued at any time as to some or all Owners and PFL may require written confirmation of a telephone transaction request at its discretion.

Dollar Cost Averaging (DCA)

         Under the Dollar Cost Averaging program, prior to the Annuity Commencement Date, the Owner can instruct PFL to automatically transfer a dollar amount specified by the Owner from the DCA Fixed Account Option to any other Subaccount or Subaccounts of the Mutual Fund Account. The automatic transfers can occur monthly or quarterly and will occur on the 28th day of the month. If the DCA request is received prior to the 28th day of any month, the first transfer will occur on the 28th day of that month. If the DCA request is received on or after the 28th day of any month, the first transfer will occur on the 28th day of the following month. The amount transferred each time must be at least $500. A minimum of six monthly or four quarterly transfers are required and a maximum of 24 monthly or eight quarterly transfers are allowed from the DCA Fixed Account.

         Dollar Cost Averaging results in the purchase of more Accumulation Units when the Accumulation Unit value is low, and fewer Accumulation Units when the Accumulation Unit value is high. However, there is no guarantee that the Dollar Cost Averaging program will result in higher Policy Values or will otherwise be successful.

         The Policy Owner may request Dollar Cost Averaging when purchasing the Policy or later. The program will terminate when the amount in the DCA Fixed Account is insufficient for the next transfer, at which time the entire remaining balance is transferred.

         The Owner may discontinue the program after satisfying the required minimum number of transfers at any time by sending a Written Notice to the Administrative and Service Office. The required minimum number of transfers (6 monthly or 4 quarterly) must be satisfied each time the DCA program is restarted following termination of the program for any reason. There is no charge for participation in this program.

Asset Rebalancing

         Prior to the Annuity Commencement Date the Owner may instruct PFL to automatically transfer amounts among the Subaccounts of the Mutual Fund Account on a regular basis to maintain a desired allocation of the Policy Value among the various Subaccounts offered. Rebalancing will occur on a monthly, quarterly, semi-annual, or annual basis based on the Policy Date, and beginning on a date selected by the Owner. The Owner must select the percentage of the Policy Value desired in each of the various Subaccounts offered (totaling 100%). Any amounts in the Fixed Account are ignored for purposes of asset rebalancing. Rebalancing may be started, stopped, or changed at any time, except that rebalancing will not be available when:

                (1) a Dollar Cost Averaging program is in effect; or
                (2) any other transfer is requested.

There is no charge for participation in this program.

                                   THE POLICY

         The Retirement Income Builder Variable Annuity Policy is a flexible premium variable annuity policy. The rights and benefits under the Policy are summarized below; however, the description of the Policy contained in this Prospectus is qualified in its entirety by reference to the Policy itself, a copy of which is available upon request from PFL. The Policy may be purchased on a non-tax qualified basis ("Nonqualified Policy"). The Policy may also be purchased and used in connection with retirement plans or individual retirement accounts that qualify for favorable federal income tax treatment ("Qualified Policy").

Policy Application and Issuance of Policies

         Before it will issue a Policy, PFL must receive a completed Policy application or transmittal form and a minimum initial Premium Payment of $2,000 for a Nonqualified or Qualified Policy. There is no minimum initial Premium Payment required for tax deferred 403(b) annuities. A Policy ordinarily will be issued only in respect of Annuitants Age 0 through 80. Acceptance or declination of an application shall be based on PFL's underwriting standards, and PFL reserves the right to reject any application or Premium Payment based on those underwriting standards.

         If the application or transmittal form can be accepted in the form received, the initial Premium Payment will be credited to the Policy Value within two Business Days after the later of receipt of the information needed to issue the Policy or receipt of the initial Premium Payment. If the initial Premium Payment cannot be credited because the application or other issuing requirements are incomplete, the applicant will be contacted within five Business Days and given an explanation for the delay and the initial Premium Payment will be returned at that time unless the applicant consents to PFL's retaining the initial Premium Payment and crediting it as soon as the necessary requirements are fulfilled.

         PFL may, if the application or transmittal form can be accepted in the form received, credit the initial Premium Payment to the Policy Value within one Business Day after the later of receipt by PFL's agent of the information needed or the Premium Payment.

         The date on which the initial Premium Payment is credited to the Policy Value is the Policy Date. The Policy Date is the date used to determine Policy Years and Policy Anniversaries.

Premium Payments

         All initial Premium Payment checks or drafts should be made payable to PFL Life Insurance Company and sent to the Administrative and Service Office. Subsequent Additional Premium Payments should also be sent to the Administrative and Service Office. The Death Benefit will not take effect until the check or draft for the Premium Payment is honored.

         Initial Premium Payment. The minimum initial Premium Payment that PFL currently will accept under a Policy is $2,000 under a Nonqualified or Qualified Policy. There is no minimum initial Premium Payment required for tax deferred 403(b) annuity purchases. PFL reserves the right to increase or decrease this amount for a class of Policies issued after some future date. The initial Premium Payment is the only Premium Payment required to be paid under a Policy.

         Subsequent Additional Premium Payments. While the Annuitant is living and prior to the Annuity Commencement Date, the Owner may make Subsequent Additional Premium Payments at any time, and in any frequency. The minimum Subsequent Additional Premium Payment under both a Nonqualified Policy and a Qualified Policy is $50. Subsequent Additional Premium Payments will be credited to the Policy and added to the Policy

Value as of the Business Day when the premium and required information are received.

         Maximum Total Premium Payments. The maximum total Premium Payments allowed without prior approval of PFL is $1,000,000.

         Allocation of Premium Payments. An Owner must allocate Premium Payments to one or more of the Investment Options. The Owner must specify the initial allocation in the Policy application or transmittal form. This allocation will be used for Subsequent Additional Premium Payments unless the Owner requests a change of allocation. All allocations must be made in whole percentages and must total 100%. However, the portion of the initial Premium Payment which is allocated to the Mutual Fund Account will be temporarily allocated entirely to the Money Market Portfolio of the Mutual Fund Account only for a period of time equal to the greater of the Policy's Right to Cancel Period, or fourteen (14) days following the Policy Date. (See "SUMMARY--Right to Cancel Period," p. 10.) Based on current state laws, the maximum right to cancel period, and therefore maximum period of time the funds are expected to be allocated to the money market account, is 30 days from the date the policy is issued. At the end of that period, the Policy Value in the Money Market Portfolio will then be allocated to the Subaccount(s) of the Mutual Fund Account in accordance with the allocation percentages specified by the Owner. If Premium Payments are allocated to the Dollar Cost Averaging Fixed Account, directions regarding the Subaccount(s) to which transfers are to be made must be specified on the application or other proper Written Request. If the Owner fails to specify how Premium Payments are to be allocated, the Premium Payment(s) cannot be accepted.

         The Owner may change the allocation instructions for future Subsequent Additional Premium Payments by sending a Written Notice, signed by the Owner, to PFL's Administrative and Service Office, or by telephone (subject to the provisions described under "THE RETIREMENT BUILDER ACCOUNTS--Telephone Transactions," p. 34). The allocation change will apply to Premium Payments received after the date the Written Notice or telephone request is received.

         Payment Not Honored by Bank. Any payment due under the Policy which is derived, all or in part, from any amount paid to PFL by check or draft may be postponed until such time as PFL determines that such instrument has been honored.

Introductory Premium Credit

         For Initial Premium Payments that are received on or before February 28, 1997, PFL will credit an additional amount equal to three percent (3%) of such Premium Payments to the Policy Value effective as of the Policy Date provided, however, that the Policy is not canceled pursuant to the "Right to Cancel" described on page 10. The three percent credit will be entitled to the same treatment as any other Premium Payment for all purposes under the Policy. This offer may not be available in all states.

Policy Value

         On or before the Annuity Commencement Date, the Policy Value is equal to the Owner's:

(1)      Premium Payments; minus
(2) Partial Withdrawals (including any applicable Excess Interest Adjustments and/or Surrender Charges on such withdrawals); plus
(3)      interest credited in the Fixed Account; plus
(4)      accumulated gains or losses in the Mutual Fund Account; minus
(5)      Service Charges, premium taxes and transfer fees, if any.

         The Policy Value is expected to change from Valuation Period to Valuation Period, reflecting the investment experience of the selected Subaccount(s), as well as the deductions for charges. A Valuation Period is the period between successive Business Days. It begins at the close of business on each Business Day and ends at the close of business on the next succeeding Business Day. A Business Day is each day that both the New York Stock Exchange and PFL's Administrative and Service Office are open for business. Holidays are generally not Business Days.

         The Mutual Fund Policy Value. When a Premium Payment is allocated or an amount is transferred to a Subaccount of the Mutual Fund Account, it is credited to the Policy Value in the form of Accumulation Units. Each Subaccount of the Mutual Fund Account has a distinct Accumulation Unit value. The number of units credited is determined by dividing the Premium Payment or amount transferred to the Subaccount by the Accumulation Unit value of the Subaccount as of the end of the Valuation Period during which the allocation is made. When amounts are transferred out of, or fully surrendered or partially withdrawn from a Subaccount, Accumulation Units are canceled or redeemed in a similar manner.

         For each Subaccount, the Accumulation Unit Value for a given Business Day is based on the net asset value of a share of the corresponding Portfolio of the Underlying Funds less any applicable charges or fees. Therefore, the Accumulation Unit Values will fluctuate from day to day based on the investment experience of the corresponding Portfolio. The determination of Subaccount Accumulation Unit Values is described in detail in the Statement of Additional Information.

Adjusted Policy Value (APV)

         The Adjusted Policy Value is the Policy Value increased or decreased by any Excess Interest Adjustment.

         The Adjusted Policy Value will be used on the Annuity Commencement Date to provide the amount of annuity payments under a Policy.


Amendments

         No change in the Policy is valid unless made in writing by PFL and approved by one of PFL's officers. No Registered Representative has authority to change or waive any provision of the Policy.

         PFL reserves the right to amend the Policies to meet the requirements of the Code, regulations or published rulings. An Owner can refuse such a change by giving Written Notice, but a refusal may result in adverse tax consequences.



Non-participating Policy

         The Policy does not participate or share in the profits or surplus earnings of PFL. No dividends are payable on the Policy.

                         DISTRIBUTIONS UNDER THE POLICY

Surrenders

         Prior to the Annuity Commencement Date, the Owner may surrender all or a portion of the Cash Value in exchange for a payment from PFL. The Cash Value is the Adjusted Policy Value, less the Surrender Charge, if any. (See "DISTRIBUTIONS UNDER THE POLICY--Annuity Payment Options," p. 45.) The Policy cannot be surrendered after the Annuity Commencement Date. (See "DISTRIBUTIONS UNDER THE POLICY--Annuity Payments," p. 43.)

      When requesting a partial surrender ($500 minimum), the Owner must instruct PFL how the amount withdrawn is to be allocated among various Guaranteed Period Options of the Fixed Account and/or the Subaccount(s) of the Mutual Fund Account. If the Owner's request for a partial surrender from a Guaranteed Period Option of the Fixed Account is greater than the Cash Value of that Guaranteed Period Option, PFL will pay the Owner the amount of the Cash Value of that Guaranteed Period Option. If no allocation instructions are given, the withdrawal will be deducted from each Investment Option in the same proportion that the Owner's interest in each Investment Option bears to the total Policy Value. PFL reserves the right to defer payment of the Cash Value from the Fixed Account for up to six months.


        In each Policy Year the Owner may request partial surrenders ($500 minimum) of up to 10% of the Policy Value free of Surrender Charges. The amount that may be taken free of Surrender Charges each Policy Year is cumulative. This is referred to as the Cumulative Free Percentage. That is, Cumulative Free Percentages which are not taken are carried forward and are available to be taken in the following Policy Year free of Surrender Charges. Cumulative Free percentage withdrawals previously taken reduce the Cumulative Free Percentage that is available. For example, 10% Cumulative Free Percentage is available at the beginning of the first policy year. If no partial withdrawals are taken in the first policy year, the first year unused Cumulative Free Percentage of 10% is carried forward to the second policy year. The unused 10% from year one plus 10% additional Cumulative Free Percentage available at the beginning of policy year two accumulates to a 20% Cumulative Free Percentage as of the beginning of policy year two.

Assume only 5% is used in policy year two. Thus the Cumulative Free Percentage available as of the beginning of policy year three would be 25% (i.e., 20% - 5% = 15% unused from policy year two, plus an additional 10% available at the beginning of policy year three). Amounts withdrawn in excess of the available Cumulative Free Percentage will be subject to a Surrender Charge (up to 6%). Neither a Surrender Charge nor an Excess Interest Adjustment will be assessed if the withdrawal is necessary to meet the minimum distribution requirements for that Policy specified by the IRS for tax qualified plans.

         Upon full surrender or partial withdrawal, the cumulative interest credited at the time of, but prior to, the surrender or withdrawal will not be subject to an Excess Interest Adjustment.

         Surrenders or partial withdrawals that are allowed free of Surrender Charges will reduce the Policy Value by the amount withdrawn. Surrendered or partially withdrawn amounts in excess of the portion that is free of Surrender Charges are Excess Partial Withdrawals. Excess Partial Withdrawals will reduce the Policy Value by an amount equal to (X - Y + Z) where:

         X = Excess Partial Withdrawal
         A = Amount of Partial Withdrawal subject to Excess Interest Adjustment. Y = Excess Interest Adjustment = (A) x (G - C) x (M/12) where G, C, and
             M are defined in the Excess Interest Adjustment Section (see below), with "A" substituted for "S" in the definitions of G and M.
         Z = Surrender Charge on X - Y.

         For a discussion of the Surrender Charge, see "CHARGES AND DEDUCTIONS-- Surrender Charge," p. 52. For a discussion of the Excess Interest Adjustment, see Appendix "A" and "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 42.

         Since the Owner assumes the investment risk with respect to all Premium Payments allocated to the Mutual Fund Account, and because withdrawals may be subject to an Excess Interest Adjustment and to a Surrender Charge, and possibly premium taxes, the total amount paid upon total surrender of the Cash Value (taking any prior surrenders into account) may be more or less than the total Premium Payments made. Following a surrender of the total Cash Value, or at any time the Policy Value is zero, all rights of the Owner and Annuitant will terminate .

         In addition to the Excess Interest Adjustment and Surrender Charge and any applicable premium taxes, surrenders and partial withdrawals may be subject to income taxes and, if taken prior to age 59-1/2, a ten percent penalty tax. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 55.)

Nursing Care and Terminal Condition Withdrawal Option

         In some states, if the Owner or Owner's spouse (Annuitant or Annuitant's spouse if the Owner is not a natural person)-(1) has been confined in a hospital or nursing facility for 30 consecutive days or (2) has been diagnosed after the Policy Date as having a terminal condition as defined in the Policy or endorsement, and the individual was not so confined or diagnosed as of the Policy Date, then the Surrender Charge, Excess Interest Adjustment, and partial withdrawals adjustment as described in the Guaranteed Minimum Death Benefit calculation, (See "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 48.) are not imposed on surrenders or partial withdrawals. (Since this benefit may not be available in all states --see the Policy or endorsement for details.) (See DISTRIBUTIONS UNDER THE POLICY--Nursing Care and Terminal Condition Withdrawal Option," p. 41.)

Unemployment Waiver

         The Owner may withdraw all or a portion of the Policy Value free of Surrender Charges and free of Excess Interest Adjustments if the Owner or Owner's spouse (Annuitant or Annuitant's spouse, if the Owner is not a natural person) becomes unemployed. In order to qualify, the affected individual 1) must have been employed full time for at least two years prior to becoming unemployed, 2) must have been employed full time on the Policy Date, 3) must have been unemployed for at least 60 consecutive days at the time of withdrawal, and 4) must have a minimum Cash Value at the time of withdrawal of $5,000.
Proof of unemployment will consist of providing PFL with a determination letter from the applicable State's Department of Labor which verifies that the individual qualifies for and is receiving unemployment benefits at the time of withdrawal. The determination letter must be received by PFL no later than fifteen (15) days following the date PFL receives the withdrawal request. (This benefit may not be available in all states--see the Policy or endorsement for details.)

Excess Interest Adjustment (EIA)

         Full surrenders, partial withdrawals, and amounts applied to an Annuity Payment Option (prior to the end of any Guaranteed Period) from the Fixed Account Guaranteed Period Options will be subject to an Excess Interest Adjustment except as provided for under "Surrenders" above or "Systematic Payout Option," below.

    EIA = S x (G-C) x (M/12)

where: S is the gross amount (i.e. before Surrender Charges and premium taxes, if any) being surrendered, partially withdrawn, or applied to an Annuity Payment Option that is subject to the Excess Interest Adjustment.

          G is the guaranteed interest rate applicable to S.

          C is the current guaranteed interest rate then being offered on new Premium Payments for the next longer Guaranteed Period Option than "M". If this Policy form or such a Guaranteed Period Option is no longer offered, "C" will be the U.S. Treasury rate for the next longer maturity (in whole years) than "M" on the 25th day of the previous calendar month, plus up to 2%.

          M is the number of months remaining in the Guaranteed Period Option for S, rounded up to the next higher whole number of months.

         Generally, if G (the guaranteed interest rate applicable to the amount surrendered) is lower than C (the current guaranteed interest rate offered on new Premium Payments), the application of the Excess Interest Adjustment (a negative Excess Interest Adjustment) will result in a lower payment upon a full surrender, or a reduction in the Policy Value which is larger than the amount of a requested partial surrender. Conversely, if G is higher than C, the application of the Excess Interest Adjustment (a positive Excess Interest Adjustment) will result in a higher payment upon full surrender, or a reduction in the Policy Value which is smaller than the amount of a requested partial withdrawal.

         Upon taking a partial withdrawal from any Guaranteed Period Option, or upon full surrender of the Policy, the Excess Interest Adjustment for each Guaranteed Period Option will not reduce the Adjusted Policy Value for that Guaranteed Period Option below the amount paid into, less any prior withdrawals and transfers from that Guaranteed Period Option, plus interest at the 3% guaranteed effective annual interest rate.

         The formula for calculating the Excess Interest Adjustment and examples of the application of the Excess Interest Adjustment are set forth in Appendix A to this Prospectus.

Systematic Payout Option

         Under the Systematic Payout Option, Owners can instruct PFL to make automatic payments to them monthly, quarterly, semi-annually or annually from a specified Subaccount. Monthly and quarterly payments can only be accomplished by electronic funds transfer directly to a checking or savings account. The minimum payment is $50. The maximum payment is 10% of the Policy Value at the time the Systematic Payout is made divided by the number of payments made per year (e.g. 12 for monthly). If this requested amount is below the minimum distribution requirements for that Policy specified by the IRS for tax qualified plans, the maximum payment will be increased to this minimum required distribution amount. Only partial withdrawal requests which are in excess of the minimum required distribution will be subject to any applicable Surrender Charge and/or Excess Interest Adjustment. The "Request for Systematic Payout" form must specify a date for the first payment, which must be at least 30 days but not more than one year after the form is submitted (i.e., Systematic Payouts will start at the end of the payment mode selected, but not earlier than 30 days from the date of request).

         The Surrender Charge and Excess Interest Adjustment will be waived for Owners under age 59-1/2 on Qualified Policies if they take Systematic Payouts using one of the payout methods described in I.R.S. Notice 89-25, Q&A-12 (the Life Expectancy Recalculation Option, Amortization, or Annuity Factor) which generally requires payments for life or life expectancy. These payments must be continued until the later of age 59-1/2 or five years from commencement of the payments. No additional withdrawals may be taken during the time these payments are made. For Qualified Policies, Owners age 59-1/2 or older, the Surrender Charge and Excess Interest Adjustment will be waived if payments are made using the Life Expectancy Recalculation Option.

         In addition, for either Qualified or Nonqualified Policies, the Surrender Charge will not be imposed on Systematic Payouts. Only Systematic Payouts in excess of the cumulative interest credited at the time of, but prior to, the payout will be subject to an Excess Interest Adjustment.

         Qualified Policies are subject to complex rules with respect to restrictions on and taxation of distributions, including the applicability of penalty taxes. In addition, the tax treatment of systematic payouts from Nonqualified Policies has had an unfavorable ruling regarding the ability to avoid the 10% penalty tax. Therefore, the Owner should consult a qualified tax adviser before requesting a Systematic Payout. In certain circumstances withdrawn amounts may be included in the Owner's gross income. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 55.)

Annuity Payments

         Annuity Commencement Date. Unless the Annuity Commencement Date is changed, Annuity Payments under a Policy will begin on the Annuity Commencement Date which is selected by the Owner at the time the Policy is applied for. The Annuity Commencement Date may be changed from time to time by the Owner by Written Notice to PFL, provided that notice of each change is received by PFL at its Administrative and Service Office at least thirty (30) days prior to the then current Annuity Commencement Date. Except as otherwise permitted by PFL, a new Annuity Commencement Date must be a date which is: (1) at least thirty (30) days after the date notice of the change is received by PFL and (2) not later than the last day of the Policy month starting after the Annuitant attains age 85. In no event will an Annuity Commencement Date be permitted to be later than the last day of the Policy month following the month in which the Annuitant attains age 95. The Annuity Commencement Date may also be changed by the Beneficiary's election of the Annuity Option after the Annuitant's death.

         Election of Payment Option. During the lifetime of the Annuitant and prior to the Annuity Commencement Date, the Owner may choose a Payment Option or change the election, but Written Notice of any election or change of election must be received by PFL at its Administrative and Service Office at least thirty
(30) days prior to the Annuity Commencement Date. If no election is made prior to the Annuity Commencement Date, Annuity Payments will be made under (i) Option 3, life income with level payments for 10 years certain, using the existing Adjusted Policy Value of the Fixed Account, or (ii) under Option 3-V, life income with variable payments for 10 years certain using the existing Policy Value of the Mutual Fund Account, or (iii) in a combination of (i) and (ii). If the Adjusted Policy Value on the Annuity Commencement Date is less than $2000, PFL reserves the right to pay it in one lump sum in lieu of applying it under a Payment Option.

         Prior to the Annuity Commencement Date, the Beneficiary may elect to receive the Death Benefit in a lump sum or under one of the Payment Options, to the extent allowed by law and subject to the terms of any settlement agreement. (See "Death Benefit," p. 48.) Annuity Payments will be made on either a fixed basis or a variable basis as selected by the Owner (or the Beneficiary, after the Annuitant's death).

         The person who elects a Payment Option can also name one or more successor payees to receive any unpaid amount PFL has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

         A payee who did not elect the Payment Option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells PFL in writing and PFL agrees.

         Unless the Owner specifies otherwise, the payee shall be the Annuitant, or, after the Annuitant's death, the Beneficiary. PFL may require written proof of the age of any person who has an annuity purchased under Option 3, 3-V, 5 or 5-V.

         Premium Tax. PFL may be required by state law to pay premium tax on the amount applied to a payment option or upon withdrawal. If so, PFL will deduct the premium tax before applying or paying the proceeds.

         Supplementary Contract. Once proceeds become payable and a Payment Option has been selected, the Policy will terminate and PFL will issue a Supplementary Contract to reflect the terms of the option selected. The Supplementary Contract will name the payees and will describe the payment schedule.

Annuity Payment Options

         The Policy provides five Payment Options which are described below.
Two of these are offered as either "Fixed Payment Options" or "Variable Payment Options," and three are only available as Fixed Payment Options. The Owner may elect a Fixed Payment Option, a Variable Payment Option, or a combination of both. If the Owner elects a combination, he must specify what part of the Policy proceeds are to be applied to the Fixed and Variable Payment Options (and he must also specify which Subaccounts for the Variable Payment Options).

         Note Carefully: Under Payment Options 3(l) and 5 (including 3-V(l) and 5-V), it would be possible for only one Annuity Payment to be made if the Annuitant(s) were to die before the due date of the second Annuity Payment; only two Annuity Payments if the Annuitant(s) were to die before the due date of the third Annuity Payment; and so forth.

         On the Annuity Commencement Date, the Adjusted Policy Value will be applied to provide for Annuity Payments under the selected Annuity Option as specified. The Adjusted Policy Value is the Policy Value for the Valuation Period which ends immediately preceding the Annuity Commencement Date, including the effect of any applicable Excess Interest Adjustment, and reduced by any applicable taxes.

         The effect of choosing a Fixed Payment Option is that the amount of each payment will be set on the Annuity Commencement Date and will not change. If a Fixed Payment Option is selected, the Adjusted Policy Value will be transferred to the general account of PFL, and the Annuity Payments will be fixed in amount by the fixed annuity provisions selected and the age and sex (if consideration of sex is allowed) of the Annuitant. For further information, contact PFL at its Administrative and Service Office.

         Guaranteed Values. There are five Fixed Payment Options. Options 1, 2 and 4 are based on a guaranteed interest rate of 3%. Options 3 and 5 are based on a guaranteed interest rate of 3% using the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.)

         Option 1-Interest Payments. The Adjusted Policy Value may be left with PFL for any agreed-upon term. PFL will pay the interest in equal payments or it may be left to accumulate. Withdrawal rights will be agreed upon by the Owner and PFL when the option is elected.

         Option 2-Income for a Specified Period. Level payments of the proceeds with interest are made for the fixed period elected, at which time the funds are exhausted.

         Option 3-Life Income.  An election may be made between:

                  1. "No Period Certain"--- Level payments will be made during the lifetime of the Annuitant.

                  2. "10 Years Certain"---Level Payments will be made for the longer of the Annuitant's lifetime or ten years.

                  3. "Guaranteed Return of Policy Proceeds"---Level payments will be made for the longer of the Annuitant's lifetime or until the total dollar amount of payments made equals the proceeds applied to the income option.

         Option 4-Income of a Specified Amount. Payments are made for any specified amount until the proceeds with interest are exhausted.

         Option 5--Joint and Survivor Annuity. Payments are made during the joint lifetime of the payee and a joint payee of the Owner's selection. Payments will be made as long as either person is living.

         For Options 2, 3, and 4, in the event of the death of the person receiving payments prior to the end of the Guaranteed Period, payments will be continued to that person's beneficiary or their present value may be paid in a single sum.

         Other options may be arranged by agreement with PFL. Certain options may not be available in some states.

         Current immediate annuity rates for the same class of annuities will be used if higher than the guaranteed rates (guaranteed rates are based upon the mortality tables and/or guaranteed interest rates specified in the Policy under the section entitled "Annuity Payments"). Current amounts may be obtained from PFL.

         Variable Payment Options. The dollar amount of the first Variable Annuity Payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Policy. The tables are based on a 5% effective annual Assumed Investment Return and the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection Scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of subsequent Variable Annuity Payments will vary based on the investment performance of the Subaccount(s) of the Mutual Fund Account selected by the Annuitant or Beneficiary. If the actual investment performance exactly matched the Assumed Investment Return of 5% at all times, the amount of each Variable Annuity Payment would remain equal. If actual investment performance exceeds the Assumed Investment Return, the amount of the Variable Annuity Payments would increase. Conversely, if actual investment performance is lower than the Assumed Investment Return, the amount of the Variable Annuity Payments would decrease.

         Determination of the First Variable Payment. The amount of the first variable payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the Annuitant. The adjusted age is the Annuitant's actual age nearest birthday, on the Annuity Commencement Date, adjusted as follows:


               Annuity Commencement Date        Adjusted Age
               -------------------------        ------------
               Before 2001                      Actual Age
               2001-2010                        Actual Age minus 1
               2011-2020                        Actual Age minus 2
               2021-2030                        Actual Age minus 3
               2031-2040                        Actual Age minus 4
               After 2040                       As determined by PFL

         This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

         The following Variable Payment Options generally are available:

         Option 3-V-Life Income.  An election may be made between:

                  l. "No Period Certain"---Payments will be made during the lifetime of the Annuitant.

                  2. "10 Years Certain"---Payments will be made for the longer of the Annuitant's lifetime or ten years.

         Option 5-V--Joint and Survivor Annuity. Payments are made as long as either the Annuitant or the joint Annuitant is living.

         Certain options may not be available in some states.

         Determination of Subsequent Variable Payments. All Variable Annuity Payments other than the first are calculated using "Annuity Units" which are credited to the Policy. The number of Annuity Units to be credited in respect of a particular Subaccount is determined by dividing that portion of the first Variable Annuity Payment attributable to that Subaccount by the Annuity Unit Value of that Subaccount on the Annuity Commencement Date. The number of Annuity Units of each particular Subaccount credited to the Policy then remains fixed, assuming no transfers to or from that Subaccount occur. The dollar value of variable Annuity Units in the chosen Subaccount will increase or decrease reflecting the investment experience of the chosen Subaccount. The dollar amount of each Variable Annuity Payment after the first may increase, decrease or remain constant, and is equal to the sum of the amounts determined by multiplying the number of Annuity Units of each particular Subaccount credited to the Policy by the Annuity Unit value for the particular Subaccount on the date the payment is made.

      Transfers. A Policy Owner may transfer the value of the Annuity Units from one Subaccount to another within the Mutual Fund Account or to the Fixed Account. However, after the Annuity Commencement Date no transfers may be made from the Fixed Account to the Mutual Fund Account. The minimum amount which may be transferred is the lesser of $10 of monthly income or the entire monthly income of the variable Annuity Units in the Subaccount from which the transfer is being made. The remaining Annuity Units in the Subaccount must provide at least $10 of monthly income. If, after a transfer, the monthly income of the remaining Annuity Units in a Subaccount would be less than $10, PFL reserves the right to include those Annuity Units as part of the transfer. PFL reserves the right to limit transfers between Subaccounts or from the Mutual Fund Account to the Guaranteed Period Options of the Fixed Account after the Annuity Commencement Date to once per Policy Year.

         A portion or the entire amount of the Annuity Payments may be taxable as ordinary income. If, at the time the Annuity Payments begin, the Owner has not provided PFL with a written election not to have federal income taxes withheld, PFL must by law withhold such taxes from the taxable portion of such annuity payments and remit that amount to the federal government. Withholding is mandatory for certain qualified Policies. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 55.)

         Adjustment of Annuity Payments. Payments will be made at 1, 3, 6, or 12 month intervals. If the individual payments provided for would be or become less than $50, PFL may change, at its discretion, the frequency of payments to such intervals as will result in payments of at least $50. If the Adjusted Policy Value on the Annuity Commencement Date is less than $2,000, PFL may pay such value in one sum in lieu of the payments otherwise provided for.

Death Benefit

         Death of Annuitant Prior to Annuity Commencement Date. A Death Benefit will be paid to the Beneficiary if the Owner, who is the Annuitant, dies prior to the Annuity Commencement Date. The amount of the Death Benefit will be the greatest of a) the Policy Value on the date proof of the Owner's death and an election of the method of settlement are received by PFL's Administrative and Service Office, b) the Cash Value on the date PFL receives due proof of death and an election of a method of settlement, or c) the Guaranteed Minimum Death Benefit ("GMDB") described below.

         There are three Guaranteed Minimum Death Benefit options available, (A) the "Return of Premium Death Benefit", (B) the "5%
Annually Compounding Death Benefit," and (C) the "Annual Step-Up Death
Benefit."

         The "Return of Premium Death Benefit" is the total Premium Payments less any Adjusted Partial Withdrawals (defined below), as of the date of death.

         The "5% Annually Compounding Death Benefit" is the total
Premium Payments less any Adjusted Partial Withdrawals (defined below) plus interest at an effective annual rate of 5% from the payment or withdrawal date up to the earlier of the date of death or the Owner's 81st birthday. There is an extra charge for this Death Benefit (See "CHARGES AND DEDUCTIONS-- Mortality and Expense Risk Fee," p. 53.)

         The "Annual Step-Up Death Benefit" is the largest Policy Value on the issue date or on any Policy Anniversary prior to the earlier of the date of death or the Owner's 81st birthday, plus any premiums paid, less any partial withdrawals taken, subsequent to the date of the largest anniversary Policy Value. There is an extra charge for this Death Benefit. (See CHARGES AND DEDUCTIONS--Mortality and Expense Risk Fee, p. 53.)

         Under all three Death Benefit Options, if the surviving spouse elects to continue the Policy in lieu of receiving the Death Benefit, an amount equal to the excess, if any, of the Guaranteed Minimum Death Benefit (i.e., the Return of Premium Death Benefit, the 5% Annually Compounding Death Benefit, or the Annual Step-Up Death Benefit) over the Policy Value, will then be added to the Policy Value. This amount will be added only once, at the time of such election.

         If no choice of Guaranteed Minimum Death Benefit is made in the Policy application, the "Return of Premium Death Benefit" will apply.

         After the Policy Date, an election cannot be made and the Death Benefit option cannot be changed.

         Adjusted Partial Withdrawal. To determine the Guaranteed Minimum Death Benefit for each partial withdrawal, the Adjusted Partial Withdrawal is the sum of (1) and (2), where

         (1) The Surrender-charge-free withdrawal amount taken and,

         (2) (X-Y+Z) as defined in "DISTRIBUTIONS UNDER THE POLICY--Surrenders", times

              (a) the amount of the Death Benefit on the date of, but prior to, the Excess Partial Withdrawal, divided by

              (b) the Policy Value on the date of, but prior to, the Excess
                  Partial Withdrawal.

         If a partial withdrawal is taken when the Guaranteed Minimum Death Benefit exceeds the Policy Value, then the partial withdrawal amount used to determine the Guaranteed Minimum Death Benefit will exceed the amount of the partial withdrawal. In that case, the total proceeds of a partial withdrawal followed by a Death Benefit could be less than total Premium Payments.

         If the Annuitant who is not the Owner dies, the Owner will become the Annuitant and no Death Benefits are payable unless the Owner specifically requests on the Policy application or in writing that the Death Benefit be paid upon the Annuitant's death and PFL agrees to such election. See your Policy's provisions.

         Due Proof of Death of the Annuitant is proof that the Annuitant who is the Owner died prior to the commencement of Annuity Payments. Upon receipt of this proof and an election of a method of settlement and return of the Policy, the Death Benefit generally will be paid within seven days, or as soon thereafter as PFL has sufficient information about the Beneficiary to make the payment. The Beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the Payment Options described above, unless a settlement agreement is effective at the death of the Owner preventing such election.

         If the Annuitant was the Owner, and the Beneficiary was not the Annuitant's spouse, the Death Benefit must (1) be distributed within five years of the date of the deceased Owner's death, or (2) payments under a Payment Option must begin within one year of the deceased Owner's death and must be made for the Beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the Beneficiary's life expectancy). Death Proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the deceased Owner's death. If the sole Beneficiary is the deceased Owner's surviving spouse, such spouse may elect to continue the Policy as the new Annuitant and Owner instead of receiving the Death Benefit. (See "Federal Tax Matters" in the Statement of Additional Information.)

         If the Annuitant is not the Owner, and the Owner dies prior to the Annuity Commencement Date, a Successor Owner may surrender the Policy at any time for the amount of the Adjusted Policy Value. If the successor owner is not the Owner's spouse, however, the Adjusted Policy Value must be distributed within five years after the date of death of the Owner.

         Death On or After Annuity Commencement Date. The Death Benefit payable on or after the Annuity Commencement Date depends on the Payment Option selected. If any Owner dies on or after the Annuity Commencement Date, but before the entire interest in the Policy is distributed, the remaining portion of such interest in the Policy will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death.

         Beneficiary. The Beneficiary designation in the application will remain in effect until changed. The Owner may change the designated Beneficiary by sending Written Notice to PFL. The Beneficiary's consent to such change is not required unless the Beneficiary was irrevocably designated or consent is required by law. (If an irrevocable Beneficiary dies, the Owner may then designate a new Beneficiary.) The change will take effect as of the date the Owner signs the Written Notice, whether or not the Owner is living when the Notice is received by PFL. PFL will not be liable for any payment made before the Written Notice is received. If more than one Beneficiary is designated, and the Owner fails to specify their interests, they will share equally.

Death of Owner

         Federal tax law requires that if any Owner (including any joint Owner or any Successor Owner who has become a current Owner) dies before the Annuity Commencement Date, then the entire value of the Policy must generally be distributed within five years of the date of death of such Owner. Certain rules apply where 1) the spouse of the deceased Owner is the sole beneficiary, 2) the Owner is not a natural person and the primary Annuitant dies or is changed, or
3) any Owner dies after the Annuity Commencement Date. See "Federal Tax Matters" in the Statement of Additional Information for a detailed description of these rules. Other rules may apply to Qualified Policies. (See also "Death Benefit" above.)

Restrictions Under the Texas Optional Retirement Program

         Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program (ORP) to withdraw their interest in a variable annuity Policy issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; or (3) death. Accordingly, a participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before the account can be redeemed.

Restrictions Under Section 403(b) Plans

         Section 403(b) of the Internal Revenue Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. In accordance with the requirements of Section 403(b), any Policy used for a 403(b) plan will prohibit distributions of elective contributions and earnings on elective contributions except upon death of the employee, attainment of age 59-1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Restrictions Under Qualified Policies

         Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Policies or under the terms of the plans in respect of which Qualified Policies are issued.


                            CHARGES AND DEDUCTIONS

         No deductions are made from Premium Payments when made, so that the full amount of each Premium Payment is invested in one or more of the Accounts. PFL will make certain charges and deductions in connection with the Policy in order to compensate it for incurring expenses in distributing the Policy, bearing mortality and expense risks under the Policy, and administering the Accounts and the Policies. Charges may also be made for premium taxes, federal, state or local taxes, or for certain transfers or other transactions. Charges and expenses are also deducted from the Underlying Funds.

Surrender Charge

         PFL will incur expenses relating to the sale of Policies, including commissions to registered representatives and other promotional expenses. PFL may apply a Surrender Charge, which is a contingent deferred sales charge, to any amount surrendered (i.e., withdrawn) in connection with a full or partial Policy surrender in order to cover distribution expenses. A Surrender Charge, if applicable, will only be applied to withdrawals which exceed the Cumulative Free Percentage at the time of, but prior to, the withdrawal. (See "DISTRIBUTIONS UNDER THE POLICY--Surrenders" p. 39.)

         In some states, the Surrender Charge is not imposed on partial or full surrenders if the Owner or Owner's spouse (Annuitant or Annuitant's spouse if the Owner's not a natural person): 1) has been confined in a hospital or nursing facility for 30 consecutive days or 2) has been diagnosed after the Policy Date as having a terminal condition as defined in the Policy or endorsement and the individual was not so confined or diagnosed on the Policy Date. (This benefit is not available in all states, see the Policy or endorsement for details.)
(See "DISTRIBUTIONS UNDER THE POLICY--Nursing Care and Terminal Condition Withdrawal Option," p. 41.) Subject to certain conditions, a Surrender Charge is not imposed for full or partial surrenders if the Owner or Owner's spouse becomes unemployed. (See "DISTRIBUTIONS UNDER THE POLICY--Unemployment Waiver,"
p. 41.) A Surrender Charge will also not be applied if the withdrawal is necessary to meet the minimum distribution requirements for that policy specified by the IRS for tax qualified plans. The Surrender Charge is also
waived upon certain Systematic Payouts.   (See "DISTRIBUTIONS UNDER THE POLICY--
Systematic Payout Option," p. 43.)

         The amount of the Surrender Charge is determined by multiplying the amount of the Premium Payment withdrawn by the applicable Surrender Charge Percentage. The applicable Surrender Charge Percentage will depend upon the number of years that have elapsed since the Premium Payment that is being withdrawn was made. For this purpose, surrenders are allocated to Premium Payments on a "first-in, first-out" basis, i.e., first to the oldest Premium Payment, then to the next oldest Premium Payment and so on. Premium Payments are deemed to be withdrawn before earnings, and after all Premium Payments have been withdrawn, the remaining Adjusted Policy Value may be withdrawn without any Surrender Charge. The following is the table of Surrender Charge Percentages:


                              Applicable Surrender Charge Percentage
   Number of Years Since                 (as percentage of
      Premium Payment               Premium Payment withdrawn)
   ---------------------      ---------------------------------------
Less than 1                                    6%
At least 1 and less than 2                     6%
At least 2 and less than 3                     6%
At least 3 and less than 4                     4%
At least 4 and less than 5                     2%
5 or more                                      0%

         No Surrender Charge will be applied after the tenth Policy Year.

         PFL anticipates that the Surrender Charge will not generate sufficient funds to pay the cost of distributing the Policies. If this charge is insufficient to cover the distribution expenses, the deficiency will be met from PFL's general funds, which will include amounts derived from the fee for mortality and expense risks.

Mortality and Expense Risk Fee

         PFL imposes a daily charge as compensation for bearing certain mortality and expense risks in connection with the Policies. For Guaranteed Minimum Death Benefit Option A (Return of Premium Death Benefit), this charge is equal to an effective annual rate of 1.10% of the daily net asset value in the Mutual Fund Account for each Subaccount. For Guaranteed Minimum Death Benefit Options B (5% Annually Compounding Death Benefit), and C (Annual Step-Up Death Benefit), the corresponding charge is equal to 1.25% of the net assets in the Mutual Fund Account. The Mortality and Expense Risk Fee is reflected in the Accumulation or Annuity Unit Values for the Policy for each Subaccount.

         Policy Values and Annuity Payments are not affected by changes in actual mortality experience nor by actual expenses incurred by PFL. The mortality risks assumed by PFL arise from its contractual obligations to make Annuity Payments (determined in accordance with the Annuity tables and other provisions contained in the Policy) and to pay Death Benefits prior to the Annuity Commencement Date. Thus, Owners are assured that neither an Annuitant's own longevity nor an unanticipated improvement in general life expectancy will adversely affect the periodic Annuity payments that the Annuitant will receive under the Policy.

         PFL also bears substantial risk in connection with the Death Benefit Guarantee since PFL will pay a Death Benefit equal to the Guaranteed Minimum Death Benefit (i.e., Return of Premium Death Benefit, 5% Annually Compounding Death Benefit, or Annual Step-Up Death Benefit) if that amount is higher than the greater of the Policy Value or the Cash Value.

         The expense risk assumed by PFL is the risk that PFL's actual expenses in administering the Policy and the Accounts will exceed the amount recovered through the Administrative and Service Charges.

         If the Mortality and Expense Risk Fee is insufficient to cover PFL's actual costs, PFL will bear the loss; conversely, if the charge is more than sufficient to cover costs, the excess will be profit to PFL. PFL expects a profit from this charge. To the extent that the Surrender Charge is insufficient to cover the actual cost of Policy distribution, the deficiency will be met from PFL's general corporate assets, which may include amounts, if any, derived from the Mortality and Expense Risk Fee. A Mortality and Expense Risk Fee is assessed during the annuity phase for all Variable Annuity Options.

Administrative Charges

         In order to cover the costs of administering the Policies, PFL deducts a Service Charge from the Policy Value of each Policy.

         The annual Service Charge is deducted from the Policy Value of each Policy on each Policy Anniversary prior to the Annuity Commencement Date. PFL also reserves the right to charge up to $30 at the time of surrender during any Policy Year. After the Annuity Commencement Date, the charge is not deducted. This annual Service Charge is the lesser of 2% of the Policy Value or $30 and it will not be increased in the future. This charge is waived if either the Policy Value or the sum of all Premium Payments less the sum of all partial surrenders equals or exceeds $50,000 on a Policy Anniversary (or date of surrender). PFL does not anticipate realizing any profit from this charge. The Service Charge will be deducted from the Guaranteed Period Option(s) of the Fixed Account and from the Subaccount(s) in the Mutual Fund Account, in the same proportion that the Owner's interest in each Guaranteed Period Option/Subaccount bears to the Owner's total Policy Value.

         PFL also deducts a daily Administrative Charge from the net assets of the Mutual Fund Account to partially cover expenses incurred by PFL in connection with the administration of the Account and the Policies. The effective annual rate of this charge is .15% of the net assets in the Mutual Fund Account. (See "CHARGES AND DEDUCTIONS--Administrative
Charges," p. 54.)

Premium Taxes

         PFL currently makes no deduction from the Premium Payments for any state premium taxes PFL pays in connection with Premium Payments under the Policies. However, PFL will deduct the aggregate premium taxes paid on behalf of a particular Policy from the Policy Value on (i) the Annuity Commencement Date (thus reducing the Policy Value), (ii) the total surrender of a Policy, or
(iii) payment of the death proceeds of a Policy. Premium taxes currently range from 0% to 3.50% of Premium Payments.

Federal, State and Local Taxes

         No charges are currently made for federal, state, or local taxes other than premium taxes. However, PFL reserves the right to deduct charges in the future for any taxes or other economic burden resulting from the application of any tax laws that PFL determines to be attributable to the accounts or the policies.

Transfer Fee

         There is no charge for the first 12 allowable transfers among Investment Options in each Policy Year. PFL reserves the right to impose a $10 charge for the thirteenth and each subsequent transfer request made by the Owner during a single Policy Year. For the purpose of determining whether a Transfer Fee is payable, Premium Payment allocations are not considered transfers. All transfer requests made simultaneously will be treated as a single request. No Transfer Fee will be imposed for any transfer which is not at the Owner's request.

Other Expenses Including Investment Advisory Fees

         Each of the Portfolios of the Underlying Funds is responsible for all of its expenses. In addition, charges will be made against each of the Portfolios of the Underlying Funds for investment advisory services provided to the Portfolio. The net assets of each Portfolio of the Underlying Funds will reflect deductions in connection with the investment advisory fee and other expenses.

         For more information concerning the investment advisory fee and other charges against the Portfolios, see the prospectuses for the Underlying Funds, current copies of which accompany this Prospectus.


                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Policy, based on the Internal Revenue Code of 1986, as amended (the "Code"), proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

         At the time the initial Premium Payment is paid, a prospective purchaser must specify whether he or she is purchasing a Nonqualified Policy or a Qualified Policy. If the initial Premium Payment is derived from an exchange or surrender of another annuity policy, PFL may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity policy. PFL will require that persons purchase separate Policies if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Policy would require the minimum initial Premium Payment stated above. Subsequent Additional Premium Payments under a Policy must qualify for the same federal income tax treatment as the initial Premium Payment under the Policy; PFL will not accept a Subsequent Additional Premium Payment under a Policy if the federal income tax treatment of such Premium Payment would be different from that of the initial Premium Payment.

         The Qualified Policies were designed for use by retirement plans and individual retirement accounts that qualify for special federal income tax treatment under Sections 401(a), 403(b), or 408(a), or 457 of the Code and individuals purchasing individual retirement annuities that qualify for special federal income tax treatment under Section 408(b) of the Code. Certain requirements must be satisfied in purchasing a Qualified Policy in order for the plan, account or annuity to retain its special tax treatment. This summary is not intended to cover such requirements, and assumes that Qualified Policies are purchased pursuant to retirement plans or individual retirement accounts, or are individual retirement annuities, that qualify for such special tax treatment. This summary was prepared by PFL after consultation with tax counsel, but no opinion of tax counsel has been obtained.

THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. EACH POTENTIAL PURCHASER IS URGED TO CONSULT HIS/HER OWN TAX ADVISER AS TO THE CONSEQUENCES OF INVESTMENT IN A POLICY UNDER FEDERAL AND APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

Tax Status of the Policy

         The following discussion is based on the assumption that the Policy qualifies as an annuity contract for federal income tax purposes. The Statement of Additional Information discusses the tax requirements for qualifying as an annuity contract.

Taxation of Annuities

         The discussion below applies only to those Policies owned by natural persons, and that qualify as annuity contracts for federal income tax purposes. With respect to Owners who are natural persons, the Policy should be treated as an annuity contract for federal income tax purposes.

         In General. Except as described below with respect to Owners who are not natural persons, an Owner who holds a Policy satisfying the diversification and distribution requirements described in the Statement of Additional Information should not be taxed on increases in the Policy Value until an amount is received or deemed received, e.g., upon a partial or full surrender, assignment, or as Annuity Payments under the Annuity Option selected.
Generally, any amount received or deemed received under a Nonqualified Annuity Contract prior to the Annuity Commencement Date is deemed to come first from any "Income on the Contract" and then from the "Investment in the Contract." The "Investment in the Contract" generally equals total premium payments less amounts received which were not includable in gross income. To the extent that the Policy Value (ignoring any surrender charges except on a full surrender) exceeds the "Investment in the

Contract," such excess constitutes the "Income on the Contract." For these purposes such "Income on the Contract" shall be computed by reference to the aggregation rules described below, and the amount includable in gross income will be taxable as ordinary income. If at the time that any amount is received or deemed received there is no "Income on the Contract" (e.g., because the gross Policy Value does not exceed the "Investment in the Contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "Investment in the Contract."

         For this purpose, the assignment, pledge or agreement to assign or pledge any portion of the Policy Value (including assignment of Owner's right to receive Annuity Payments prior to the Annuity Commencement Date) generally will be treated as a distribution in the amount of such portion of the Policy Value. Additionally, if an Owner designates a new Owner prior to the Annuity Commencement Date without receiving full and adequate consideration, the old Owner generally will be treated as receiving a distribution under the Policy in an amount equal to the Policy Value. A transfer of ownership or an assignment of a Policy, or designation of an Annuitant or Beneficiary who is not also the Owner, as well as the selection of certain Annuity Commencement Dates, may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, designation, selection or assignment of a Policy should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

         Aggregation Rules. Generally all Nonqualified deferred annuity contracts issued by the same company (or an affiliated company) to the same owner during any calendar year shall be treated as one annuity contract, and "aggregated" for purposes of determining the amount includable in gross income. In addition, for such purposes all individual retirement annuities and accounts under Section 408 of the Code for an individual are aggregated, and generally all distributions therefrom during a calendar year are treated as one distribution made as of the end of such year.

         Surrenders or Withdrawals. In the case of a partial surrender (including systematic payouts) under a Nonqualified Policy, the amount received generally will be includable in gross income to the extent that it does not exceed the "Income on the Contract" which is generally equal to the excess of the Policy Value immediately before the partial surrender over the "Investment in the Contract" at that time. However, for these purposes the Policy Value immediately before a partial surrender may have to be increased by any positive Excess Interest Adjustment which results from such a partial surrender or which could result from a simultaneous full surrender, and may need further adjustments if the aggregation rules apply. There is, however, no definitive guidance on the proper tax treatment of Excess Interest Adjustments, and the Owner should contact a competent tax adviser with respect to the potential tax consequences of an Excess Interest Adjustment that may apply in the case of a Non-Qualified Policy or a Qualified Policy. In the case of a partial surrender (including systematic payouts) under a Qualified Policy (other than one qualified under Section 457 of the Code), a ratable portion of the amount received is generally excludable from gross income, based on the ratio of the "Investment in the Contract" to the individual's total account balance or accrued benefit under the retirement plan at the time of each such payment. For a Qualified Policy, the "Investment in the Contract" can be zero, and generally any distribution would therefore be fully taxable. Special tax rules may be available for certain distributions from a Qualified Policy. In the case of a full surrender under a Nonqualified Policy or a Qualified Policy, the amount received generally will be taxable only to the extent it exceeds the "Investment in the Contract, unless the aggregation rules apply.

         Annuity Payments. Although the tax consequences may vary depending on the Annuity Payment Option elected under the Policy, in general, for Nonqualified and certain Qualified Polices, only a portion of the Annuity Payments received after the Annuity Commencement Date will be includable in the gross income of the recipient.

         For Fixed Annuity Payments, in general the excludable portion of each payment is determined by dividing the "Investment in the Contract" on the Annuity Commencement Date by the total expected value of the Annuity Payments for the term of the payments. The remainder of each Annuity Payment is includable in gross income. Once the "Investment in the Contract" has been fully recovered, the full amount of any additional Annuity Payments is includable in gross income.

         For Variable Annuity Payments, the includable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is excludable from gross income. This dollar amount is determined by dividing the "Investment in the Contract" on the Annuity Commencement Date by the total number of expected periodic payments. The remainder of each Annuity Payment is includable in gross income. Once the "Investment in the Contract" has been fully recovered, the full amount of any additional Annuity Payments is includable in gross income.

         Where an Owner allocates a portion of the Adjusted Annuity Purchase Value on the Annuity Commencement Date to more than one annuity payment option (fixed or variable), special rules govern the allocation of the Policy's entire "Investment in the Contract" on such date to each such option, for purposes of determining the excludable amount of each payment received under that option. PFL makes no attempt to describe these allocation rules, because they would prescribe a complex variety of results, depending on how the allocations were made among the various types of options. Instead, any Owner is advised to consult a competent tax adviser as to the potential tax effects of allocating any amount of Adjusted Annuity Purchase Value to any particular annuity payment option.

         If, after the Annuity Commencement Date, Annuity Payments cease by reason of the death of the Annuitant, the excess (if any) of the "Investment in the Contract" as of the Annuity Commencement Date over the aggregate amount of Annuity Payments received on or after the Annuity Commencement Date that was excluded from gross income is allowable as a deduction for the last taxable year of the Annuitant.

         Taxation of Death Benefit Proceeds. Amounts may be distributed from the Policy because of the death of an Owner or the Annuitant.

Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity Payments, as described above. For these purposes, the "Investment in the Contract" is not affected by the Owner's or Annuitant's death. That is, the "Investment in the Contract" remains generally the total premium payments less amounts received which were not includable in gross income.

         Penalty Taxes. In the case of any amount received or deemed received from the Policy, e.g., upon a surrender of a Policy or a deemed distribution under a Policy resulting from a pledge, assignment or agreement to pledge or assign or an Annuity Payment with respect to a Policy, there may be imposed on the recipient a federal penalty tax equal to 10% of the amount includable in gross income. The penalty tax generally will not apply to any distribution: (i) made on or after the date on which the taxpayer attains age 59-1/2; (ii) made as a result of the death of the holder (generally the Owner); (iii) attributable to the disability of the taxpayer, or (iv) which is part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and the taxpayer's beneficiary. Other rules may apply to Qualified Policies.

         Withholding. The portion of any distribution under a Policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. For certain Qualified Policies, certain distributions are subject to mandatory withholding.

         Qualified Policies. The Qualified Policy is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59-1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into PFL's Policy administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policies comply with applicable law.

         PFL makes no attempt to provide more than general information about use of the Policy with the various types of retirement plans. Purchasers of Policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Policy.

         Individual Retirement Annuities. In order to qualify as an individual retirement annuity under Section 408(b) of the Code, a Policy must contain certain provisions: (i) the Owner must be the Annuitant; (ii) the Policy generally is not transferable by the Owner, e.g., the Owner may not designate a new Owner, designate a Contingent Owner or assign the Policy as collateral security; (iii) the total Premium Payments for any calendar year on behalf of any individual may not exceed $2,000, except in the case of a rollover amount or contribution under Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) Annuity Payments or withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the Annuitant attains age 70 1/2; (v) an Annuity Payment Option with a Period Certain that will guarantee Annuity Payments beyond the life expectancy of the Annuitant and the Beneficiary may not be selected; (vi) certain payments of Death Benefits must be made in the event the Annuitant dies prior to the distribution of the Policy Value; and
(vii) the entire interest of the Owner is non-forfeitable. Policies intended to qualify as individual retirement annuities under Section 408(b) of the Code contain such provisions.

         Section 408 of the Code also indicates that no part of the funds for an individual retirement account or annuity ("IRA") may be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity policy that provides a death benefit that equals the greater of the premiums paid or the Cash Value for the contract. The Policy provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the Policy under Section 408 of the Code. The Internal Revenue Service has not reviewed the Policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the Policy, comports with IRA qualification requirements.

         Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

         Corporate Pension and Profit Sharing Plans and H.R 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Policy is assigned or transferred to any individual as a means to provide benefit payments.

         Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan (as that term is not used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities and tax exempt organizations which enjoy special treatment. The Policies can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. All such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a
Section 457 plan are taxable and are subject to federal income tax withholding as wages.

         Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an Owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the Cash Value as of the close of the taxable year and all previous distributions under the Policy over (ii) the sum of the Premium Payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the Policy. For these purposes, the Policy Value at year end may have to be increased by any positive Excess Interest Adjustment which could result from a full surrender at such time. There is, however, no definitive guidance on the proper tax treatment of Excess Interest Adjustments and the Owner should contact a competent tax adviser with respect to the potential tax consequences of an Excess Interest Adjustment. Notwithstanding the preceding sentences in that paragraph, Section 72(u) of the Code does not apply to (i) a Policy the nominal Owner of which is not a natural person but the beneficial Owner of which is a natural person, (ii) a Policy acquired by the estate of a decedent by reason of such decedent's death, (iii) a Qualified Policy (other than one qualifying under Section 457) or (iv) a single-payment annuity the Commencement Date for which is no later than one year from the date of the single Premium Payment; such Policies are taxed as described above under the heading "Taxation of Annuities."

         Possible Changes in Taxation. In past years, legislation has been proposed in the U.S. Congress that would have adversely modified federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of Nonqualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this Prospectus Congress was not actively considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change because of legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

                          DISTRIBUTOR OF THE POLICIES

         AEGON USA Securities, Inc., an affiliate of PFL, located at 4333 Edgewood Road N.E., Cedar Rapids, Iowa, 52499-0001, is the principal underwriter of the Policies. AEGON USA Securities, Inc. was incorporated under the laws of the State of Iowa in 1959 and is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. ("NASD").

         Policies are sold by registered representatives of AEGON USA Securities, Inc. or of broker/dealers who have entered into written sales agreements with the principal underwriter, who are also licensed through various affiliated or unaffiliated agencies as insurance agents for PFL. PFL has entered into a distribution agreement with AEGON USA Securities, inc. and companion sales agreements with agencies and/or agents through which agreements the Polices are sold and the registered representatives are compensated by the agencies and/or AEGON USA Securities, Inc. Broker/dealers will generally receive sales commissions of up to 5% of Premium Payments. These commissions are not deducted from Premium Payments, they are paid by PFL. In addition, certain production, persistency and managerial bonuses may be paid. Subject to applicable Federal and State laws and regulations, PFL may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the Policies. The level of such compensation will not exceed that paid to broker/dealers for their sale of the Policies. No amounts will be retained by AEGON USA Securities, Inc. for acting as principal underwriter for the Policies. The offering of Policies will be made on a continuing basis.

                                 VOTING RIGHTS

         To the extent required by law, PFL will vote the Underlying Fund shares held by the Mutual Fund Account at regular and special shareholder meetings of the Underlying Funds in accordance with instructions received from persons having voting interests in the portfolios. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PFL determines that it is permitted to vote the Underlying Funds' shares in its own right, it may elect to do so.

         Before the Annuity Commencement Date, the Owner holds voting interest in the selected Portfolios. The number of votes that an Owner has the right to instruct will be calculated separately for each Subaccount. The number of votes that an Owner has the right to instruct for a particular Subaccount will be determined by dividing the Owner's Policy Value in the Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted.

         After the Annuity Commencement Date, the person receiving Annuity Payments has the voting interest, and the number of votes decreases as Annuity Payments are made and as the reserves for the Policy decrease. The person's number of votes will be determined by dividing the reserve for the Policy allocated to the applicable Subaccount by the net asset value per share of the corresponding Portfolio. Fractional shares will be counted.

         The number of votes that the Owner or person receiving income payments has the right to instruct will be determined as of the date established by the Underlying Funds for determining shareholders eligible to vote at the meeting of the Underlying Funds. PFL will solicit voting instructions by sending Owners or other persons entitled to vote written requests for instructions prior to that meeting in accordance with procedures established by the Underlying Funds. Portfolio shares as to which no timely instructions are received and shares held by PFL in which Owners or other persons entitled to vote have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all Policies participating in the same Subaccount.

         Each person having a voting interest in a Subaccount will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

                               LEGAL PROCEEDINGS

There are no legal proceedings to which the Mutual Fund Account is a party or to which the assets of the Account are subject. PFL is not involved in any litigation that is of material importance in relation to its total assets or that relate to the Mutual Fund Account.


                      STATEMENT OF ADDITIONAL INFORMATION

      A Statement of Additional Information is available (at no cost) which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:

                               TABLE OF CONTENTS



                                                                        Page
     The Policy-General Provisions.....................................  3
        Owner..........................................................  3
        Entire Policy..................................................  3
        Deferment of Payment and Transfers.............................  3
        Misstatement of Age or Sex.....................................  4
        Reallocation of Policy Values After the Annuity................
         Commencement Date.............................................  4
        Assignment.....................................................  4
        Evidence of Survival...........................................  4
        Non Participating..............................................  5
     Federal Tax Matters...............................................  5
        Tax Status of the Policy.......................................  5
        Taxation of PFL................................................  6
      Investment Experience............................................  6
      State Regulation of PFL.......................................... 10
      Administration................................................... 10
      Records and Reports.............................................. 10
      Distribution of the Policies..................................... 10
      Custody of Assets................................................ 11
      Historical Performance Data...................................... 11
        Money Market Yields............................................ 11
        Other Subaccount Yields........................................ 12
        Total Returns.................................................. 13
        Other Performance Data......................................... 13
      Legal Matters.................................................... 14
      Independent Auditors............................................. 14
      Other Information................................................ 14
      Financial Statements............................................. 14

                                  APPENDIX A

                          Excess Interest Adjustment

The formula which will be used to determine the Excess Interest Adjustment (EIA) is:

                               S*(G - C)* (M/12)

S = Gross amount being withdrawn that is subject to the EIA

G = Guaranteed Interest Rate applicable to S.

C = Current Guaranteed Interest Rate then being offered on new Premium Payments for the next longer Guaranteed Period than "M". If this policy form or such a Guaranteed period is no longer offered, "C" will be the U.S. Treasury rate for the next longer maturity (in whole years) than "M" on the 25th day of the previous calendar month, plus up to 2%.

M = Number of months remaining in the current Guaranteed Period, rounded up to the next higher whole number of months.

Example 1 (Full Surrender, rates increase by 3%):

Single Premium:                        $50,000
Guarantee Period:                      5 Years
Guarantee Rate:                        5.50% per annum
Full Surrender:                        Middle of Contract Year 3

Policy Value ("PV")
 at middle of Contract Year 3          = 50,000 * (1.055) circumflex 2.5 = 57,161.18
Surrender Charge Free
 Amount at middle of Policy Year 3     = 57,161.18 * .30 = 17,148.35
EIA Free Amount at middle
 of Policy Year 3                      = 57,161.18 - 50,000 = 7,161.18
Amount Subject to EIA                  = 57,161.18 - 7,161.18 = 50,000.00
EIA Floor                              = 50,000 * (1.03) circumflex 2.5 = 53,834.80

Excess Interest Adjustment
 G = .055
 C = .085
 M = 30

Excess Interest Adjustment             = S* (G - C)* (M/12)
                                       = 50,000.00 * (.055 - .085) * (30 / 12)
                                       = (- 3,750.00), but Excess Interest
                                       Adjustment cannot cause the
                                       Adjusted Policy Value to fall below
                                       the floor, so the adjustment is
                                       limited to 53,834.80 - 57,161.18 = (- 3,326.38)

Adjusted Policy Value                  = PV + EIA = 57,161.18 + (- 3,326.38)
                                       = 53,834.80

Surrender Charge                       = (50,000 - 17,148.35) * .06
                                       = 1,971.10

                                      A-1

Cash Value at middle of
 Policy Year 3                         = PV + EIA - Surrender Charge
                                       = 57,161.18 + (-3,326.38) - 1,971.10
                                       = 51,863.70


Example 2 (Full Surrender, rates decrease by 1%):

Single Premium:                        $50,000
Guarantee Period:                      5 Years
Guarantee Rate:                        5.50% per annum
Full Surrender:                        Middle of Contract Year 3


Policy Value at middle
 of Policy Year 3                      = 50,000 * (1.055) circumflex 2.5
                                       = 57,161.18
Surrender Charge Free Amount
 at middle of Policy Year 3            = 57,161.18 * .30 = 17,148.35
EIA Free Amount at middle of
 Policy Year 3                         = 57,161.18 - 50,000 = 7,161.18
Amount Subject to EIA                  = 57,161.18 - 7,161.18 = 50,000.00
EIA Floor                              = 50,000 * (1.03) circumflex 2.5
                                       = 53,834.80

Excess Interest Adjustment
 G = .055
 C = .045
 M=  30

Excess Interest Adjustment             = S * (G-C) * (M/12)
                                       = 50,000 * (.055 - .045) * (30/12)
                                       = 1,250.00

Adjusted Policy Value                  = PV + EIA
                                       = 57,161.18 + 1,250.00
                                       = 58,411.18

Surrender Charge                       = (50,000 - 17,148.35) * .06
                                       = 1,971.10

Cash Value at middle of
 Policy Year 3                         = PV + EIA - Surrender Charge
                                       = 57,161.18 + (1,250) - 1,971.10
                                       = 56,440.08


On a partial withdrawal, PFL will pay the Owner the full amount of withdrawal requested (as long as the Policy Value is sufficient). Surrender Charge - Free withdrawals will reduce the Policy Value by the amount withdrawn. Amounts withdrawn in excess of the Surrender Charge - Free amount will reduce the Policy Value by an amount equal to:

                                     X-Y+Z

X = Excess Partial Withdrawal = Requested withdrawal less Surrender
Charge - Free amount
A = Amount of Partial Withdrawal which is subject to Excess Interest Adjustment
  = Requested withdrawal + EIA - Free Amount, where EIA - Free Amount
  = Cumulative interest credited at time of, but prior to, withdrawal.
Y = Excess Interest Adjustment = (A)*(G-C)*(M/12) where G, C, and M are defined above, with "A" substituted for "S" in the definition of G and M.
Z = Surrender Charge on X minus Y.



Example 3 (Partial Withdrawal, rates increase by 1%):

Single Premium:                        $50,000
Guarantee Period:                      5 Years
Guarantee Rate:                        5.50% per annum
Partial Surrender:                     $30,000; Middle of Contract Year 3

Policy Value at middle
 of Policy Year 3                      = 50,000 * (1.055) circumflex 2.5
                                       = 57,161.18

Surrender Charge Free Amount at
 middle of Policy Year 3               = 57,161.18 * .30 = 17,148.35
EIA Free Amount at middle of
 Policy Year 3                         = 57,161.18 - 50,000 = 7,161.18

Excess Interest Adjustment/Surrender Charge
 X = 30,000 - 17,148.35 = 12,851.65
 A = 30,000 - 7,161.18 = 22,838.82
 G = .055
 C = .065
 M = 30
 Y =  22,838.82 * (.055 - .065) * (30/12) = -570.97
 Z = .06 * [12,851.65 - (-570.97)] = 805.36

Reduction to Policy Value due to
 Surrender Charge - Free withdrawal:   = 17,148.35

Reduction to Policy Value due to
 Excess Withdrawal                     = X - Y + Z
                                       = 12,851.65 - (-570.97) + 805.36
                                       = 14,227.98

Policy Value after withdrawal
 at middle of Policy Year 3            = 57,161.18 - [17,148.35 + 14,227.98]
                                       = 57,161.18 - [17,148.35 + 12,851.65
                                         - (-570.97) + 805.36]
                                       = 57,161.18 - [30,000 - (-570.97)
                                         + 805.36]
                                       = 57,161.18 - 31,376.33
                                       = 25,784.85

Example 4 (Partial Withdrawal, rates decrease by 1%):

Single Premium:                        $50,000
Guarantee Period:                      5 Years
Guaranteed Rate:                       5.50% per annum
Partial Surrender:                     $30,000; Middle of Contract Year 3

Policy Value at middle of
 Policy Year 3                         = 50,000* (1.055) circumflex 2.5
                                       = 57,161.18

Surrender Charge Free Amount at
 middle of Policy Year 3               = 57,161.18 * .30 = 17,148.35
EIA Free Amount at middle of
 Policy Year 3                         = 57,161.18 - 50,000 = 7,161.18

Excess Interest Adjustment/Surrender Charge
X = 30,000 - 17,148.35 = 12,851.65
A = 30,000 - 7,161.18 = 22,838.82
G = .055
C = .045
M = 30
Y = 22,838.82 * (.055 - .045) * (30/12) = 570.97
Z = .06 * [12,851.65 - ( 570.97)] = 736.84

Reduction to Policy Value due to
 Surrender Charge - Free Withdrawal:   = 17,148.35

Reduction to Policy Value due to
 Excess Withdrawal:                    = X-Y+Z
                                       = 12,851.65 - (570.97) + 736.84
                                       = 13,017.52

Policy Value after withdrawal
 at middle of Policy Year 3            = 57,161.18 - [17,148.35 + 13,017.52]
                                       = 57,161.18 - [17,148.35 + 12,851.65
                                         - (570.97) + 736.84]
                                       = 57,161.18 - [30,000 - (570.97)
                                         + 736.84]
                                       = 57,161.18 - 30,165.87
                                       = 26,995.31

(1) * represents multiplication;
    circumflex represents exponentiation.

                      STATEMENT OF ADDITIONAL INFORMATION

                         THE RETIREMENT INCOME BUILDER
                                VARIABLE ANNUITY
                                 Issued through
                        PFL RETIREMENT BUILDER VARIABLE
                                ANNUITY ACCOUNT


                                   Offered by
                           PFL LIFE INSURANCE COMPANY

                            4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001



    This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Retirement Income Builder Variable Annuity (the "Policy") offered by PFL Life Insurance Company. You may obtain a copy of the Prospectus dated December 6, 1996 by calling 1-800-525-6205, or by writing to the Administrative and Service Office, Financial Markets Division-Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. The Prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in the current Prospectus for the Policy are incorporated in this Statement of Additional Information.

  THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY AND THE PFL RETIREMENT BUILDER VARIABLE ANNUITY ACCOUNT.



Dated:

                               TABLE OF CONTENTS

                                                                            Page
 The Policy-- General Provisions.........................................    3
   Owner.................................................................    3
   Entire Policy.........................................................    3
   Deferment of Payment and Transfers....................................    3
   Misstatement of Age or Sex............................................    4
   Reallocation of Policy Values After the...............................
    Annuity Commencement Date............................................    4
   Assignment............................................................    4
   Evidence of Survival..................................................    4
   Non Participating.....................................................    5
 Federal Tax Matters.....................................................    5
   Tax Status of the Policy..............................................    5
   Taxation of PFL.......................................................    6
 Investment Experience...................................................    6
 State Regulation of PFL.................................................   10
 Administration..........................................................   10
 Records and Reports.....................................................   10
 Distribution of the Policies............................................   10
 Custody of Assets.......................................................   11
 Historical Performance Data.............................................   11
   Money Market Yields...................................................   11
   Other Subaccount Yields...............................................   12
   Total Returns.........................................................   13
   Other Performance Data................................................   13
 Legal Matters...........................................................   14
 Independent Auditors....................................................   14
 Other Information.......................................................   14
 Financial Statements....................................................   14

(Numbers in parenthesis indicate corresponding pages of the Prospectus).

     In order to supplement the description in the Prospectus, the following provides additional information about PFL and the Policy which may be of interest to a prospective purchaser.


                         THE POLICY-GENERAL PROVISIONS

Owner

   The Policy shall belong to the Owner upon issuance of the Policy after completion of an application and delivery of the initial Premium Payment. While the Annuitant is living, the Owner may: (1) assign the Policy; (2) surrender the Policy; (3) amend or modify the Policy with PFL's consent; (4) receive annuity payments or name a Payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable Beneficiary; and of the Owner's spouse in a community or marital property state.

     A Successor Owner can be named in the Policy application or in a Written Notice. The Successor Owner will become the new Owner upon the Owner's death, if the Owner predeceases the Annuitant. If no Successor Owner survives the Owner and the Owner predeceases the Annuitant, the Owner's estate will become the Owner.

     The Owner may change the ownership of the Policy in a Written Notice. When this change takes effect, all rights of ownership in the Policy will pass to the new Owner. A change of ownership may have tax consequences.

     When there is a change of Owner or Successor Owner, the change will take effect as of the date the Owner signs the Written Notice, subject to any payment PFL has made or action PFL has taken before recording the change. Changing the Owner or naming a new Successor Owner cancels any prior choice of Successor Owner, but does not change the designation of the Beneficiary or the Annuitant.

     If ownership is transferred (except to the Owner's spouse) because the Owner dies before the Annuitant, the Adjusted Policy Value generally must be distributed to the Successor Owner within five years of the Owner's death, or if the first payment begins within one year of the Owner's death, payments must be made for a period certain which does not exceed that Successor Owner's life expectancy.

Entire Policy

   The Policy and any endorsements thereon and the Policy application constitute the entire contract between PFL and the Owner. All statements in the application are representations and not warranties. No statement will cause the Policy to be void or to be used in defense of a claim unless contained in the application.

Deferment of Payment and Transfers

     Payment of any amount due from the Mutual Fund Account in respect of a surrender, the Death Benefit or the death of the Owner of a Nonqualified Policy generally will occur within seven business days from the date the Written Notice (and any other required documentation or information) is received, except that PFL may be permitted to defer such payment from the Mutual Fund Account if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or (3) the SEC permits a delay for the protection of Owners. In addition, transfers of amounts from the Subaccounts may be deferred under these circumstances.

     Certain delays and restrictions apply to transfers of amounts out of the
                                              ---------
Fixed Account.  See p. 33 of the Policy Prospectus.

Misstatement of Age or Sex

     If the age or sex of the Annuitant has been misstated, PFL will change the annuity benefit payable to that which the Premium Payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by PFL shall be paid in full with the next payment due such person or the Beneficiary. The dollar amount of any overpayment made by PFL due to any misstatement shall be deducted from payments subsequently accruing to such person or Beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the Annuitant may be established at any time by the submission of proof satisfactory to PFL.

Reallocation of Policy Values After the Annuity Commencement Date

     After the Annuity Commencement Date, the Owner may reallocate the value of a designated number of Annuity Units of a Subaccount of the Mutual Fund Account then credited to a Policy into an equal value of Annuity Units of one or more other Subaccounts of the Mutual Fund Account, or the Fixed Account. The reallocation shall be based on the relative value of the Annuity Units of the Account(s) or Subaccount(s) at the end of the Business Day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the Annuity Units in the Account or Subaccount from which the transfer is being made. If the monthly income of the Annuity Units remaining in an Account or Subaccount after a reallocation is less than $10, PFL reserves the right to include the value of those Annuity Units as part of the transfer. The request must be in writing to PFL's Administrative and Service Office. There is no charge assessed in connection with such reallocation. PFL reserves the right to limit the number of times a reallocation of Policy Value may be made in any given Policy Year.

   After the Annuity Commencement Date, no transfers may be made from the Fixed Account to the Mutual Fund Account.

Assignment

     During the lifetime of the Annuitant the Owner may assign any rights or benefits provided by a Nonqualified Policy. An assignment will not be binding on PFL until a copy has been filed at its Administrative and Service Office.
The rights and benefits of the Owner and Beneficiary are subject to the rights of the assignee. PFL assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

     Unless the Owner so directs by filing Written Notice with PFL, no Beneficiary may assign any payments under the Policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any Beneficiary's creditors.

   Ownership under Qualified Policies is restricted to comply with the Internal Revenue Code.

Evidence of Survival

     PFL reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until PFL receives such evidence.

Non-Participating

     The Policy will not share in PFL's surplus earnings; no dividends will be paid.

                              FEDERAL TAX MATTERS

Tax Status of the Policy

   Diversification Requirements. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas.
Reg. (S) 1.817-5) apply a diversification requirement to each of the Subaccounts of the Mutual Fund Account. The Mutual Fund Account, through the Underlying Funds and their Portfolios, intends to comply with the diversification requirements of the Treasury. PFL has entered into agreements regarding participation in the Retirement Income Builder that require the Underlying Funds and their Portfolios to be operated in compliance with the Treasury regulations.

   Owner Control. In connection with the issuance of temporary regulations on diversification requirements, the Treasury also announced that such regulations do not provide guidance concerning the extent to which Owners may direct their investments to the Subaccounts of the Mutual Fund Account. It is not clear whether additional guidance in this regard will be provided nor whether, if provided, it will be prospective only. It is possible that any such guidance could treat an Owner as the owner of the assets of the Mutual Fund Account if a Subaccount is too narrow in its investment strategy (e.g., a fund that invests only in gold or stock of gold mining companies) or if Owners have too many Subaccount options to select, even though it technically meets the diversification requirements. It is possible that if any guidance is provided then the Mutual Fund Account may not be in compliance. PFL can provide no assurances that any such guidance will not adversely affect the tax treatment of existing Policies. For these reasons, PFL reserves the right to modify the Policy as necessary to prevent the Owner from being considered the owner of the assets of the Mutual Fund Account or otherwise to qualify the Policy for favorable tax treatment.

   Distribution Requirements. The Code also requires that Nonqualified Policies contain specific provisions for distribution of Policy proceeds upon the death of the Owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such Policies provide that if any Owner dies on or after the Annuity Commencement Date and before the entire interest in the Policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such Owners death. If any Owner dies before the Annuity Commencement Date, the entire interest in the Policy must generally be distributed within 5 years after such Owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such Owner's death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. However, if such Owner's death occurs prior to the Annuity Commencement Death, and such Owner's surviving spouse is named beneficiary, then the Policy may be continued with the surviving spouse as the new Owner.
If any Owner is not a natural
person, then for purposes of these distribution requirements, the primary Annuitant shall be treated as the Owner and any death or change of such primary Annuitant shall be treated as the Death of the Owner. The Policy contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Policies satisfy all such Code requirements. The provisions contained in the Policies will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

Taxation of PFL

     PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The Mutual Fund Account is treated as part of PFL and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. PFL does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Mutual Fund Account retained as part of the reserves under the Policy. Based on this expectation, it is anticipated that no charges will be made against the Mutual Fund Account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the Mutual Fund Account, PFL may make a charge to the Mutual Fund Account.


                             INVESTMENT EXPERIENCE

     A "Net Investment Factor" is used to determine the value of Accumulation Units and Annuity Units, and to determine annuity payment rates.

Accumulation Units

     Upon allocation to the selected Subaccount of the Mutual Fund Account, Premium Payments are converted into Accumulation Units of the Subaccount. The number of Accumulation Units to be credited is determined by dividing the dollar amount allocated to each Subaccount by the value of an Accumulation Unit for that Subaccount as next determined after the Premium Payment is received at the Administrative and Service Office or, in the case of the initial Premium Payment, when the Policy application is completed, whichever is later. The value of an Accumulation Unit was arbitrarily established at $1.000000 at the inception of each Subaccount. Thereafter, the value of an Accumulation Unit is determined as of the close of trading on each day the New York Stock Exchange and PFL's Administrative and Service Office are open for business.

     An index (the "Net Investment Factor") which measures the investment performance of a Subaccount during a Valuation Period, is used to determine the value of an Accumulation Unit for the next subsequent Valuation Period. The Net Investment Factor may be greater or less than or equal to one; therefore, the value of an Accumulation Unit may increase, decrease or remain the same from one Valuation Period to the next. The Owner bears this investment risk. The net investment performance of a Subaccount and deduction of certain charges affect the Accumulation Unit Value.

     The Net Investment Factor for any Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)  is the net result of:

          (1) the net asset value per share of the shares held in the Subaccount determined at the end of the current Valuation Period, plus

          (2) the per share amount of any dividend or capital gain distribution made with respect to the shares held in the Subaccount if the ex-dividend date occurs during the current Valuation Period, plus or minus

          (3) a per share charge or credit for any taxes determined by PFL to have resulted from the investment operations of the Subaccount;

(b) the net asset value per share of the shares held in the Subaccount determined as of the end of the immediately preceding Valuation Period; and

(c) is the charge for mortality and expense risk during the Valuation Period (equal on an annual basis to 1.10% for the Return of Premium Death Benefit and 1.25% for both the 5% Annually Compounding Death Benefit or the Annual Step-Up Death Benefit) of the daily net asset value of the Subaccount, plus the .15% administrative charge for all three Death Benefit Options.

              Illustration of Accumulation Unit Value Calculations

                    Formula and Illustration for Determining
                           the Net Investment Factor

            Assume Either the 5% Annually Compounding Death Benefit
               or the Annual Step-Up Death Benefit is in effect.

Investment Experience Factor = A + B - C - F
                               ---------
                                 D - E

Where:    A =   The Net Asset Value of an Underlying Fund share as of the
                end of the current Valuation Period.
                Assume.............................. A = $11.57

          B = The per share amount of any dividend or capital gains distribution since the end of the immediately preceding Valuation Period.
                Assume.............................. B = 0

          C = The per share charge or credit for any taxes reserved for at the end of the current Valuation Period.
                Assume.............................. C = 0

          D = The Net Asset Value of an Underlying Fund share at the end of the immediately preceding Valuation Period.
                Assume.............................. D = $11.40

          E = The per share amount of any taxes reserved for at the end of the immediately preceding Valuation Period.
                Assume.............................. E = 0

          F = The daily deduction for Mortality and Expense Risk Fee and Administrative Charges, which totals 1.40% on an annual basis.
                On a daily basis.................... = .0000380909

Then, the Investment Experience Factor =

                11.57 + 0 - 0 - .0000380909 = Z = 1.0148741898
                -------------
                  11.40 - 0

Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A x B

Where: A =  The Accumulation Unit Value for the immediately
            preceding Valuation Period.
            Assume......................................... = $ X

            B =  The Net Investment Factor for the current Valuation Period.
            Assume......................................... = Y

Then, the Accumulation Unit Value = $ X x Y = $ Z

Annuity Unit Value And Annuity Payment Rates

      The amount of Variable Annuity Payments will vary with Annuity Unit Values. Annuity Unit Values rise if the net investment performance of the Subaccount exceeds the assumed interest rate of 5% annually. Conversely, Annuity Unit Values fall if the net investment performance of the Subaccount is less than the assumed rate. The value of a variable Annuity Unit in each Subaccount was established at $1.00 on the date operations began for that Subaccount. The value of a variable Annuity Unit on any subsequent Business Day is equal to (a) multiplied by (b) multiplied by (c), where:

(a) is the variable Annuity Unit Value for that Subaccount on the immediately preceding Business Day;
(b)   is the net investment factor for that Subaccount for the valuation period;
      and
(c)   is the investment result adjustment factor for the valuation period.

      The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual Assumed Investment Return. The valuation period is the period from the close of the immediately preceding Business Day to the close of the current Business Day.

      The net investment factor for the Policy used to calculate the value of a variable Annuity Unit in each Subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

(i)   is the result of:

      (1) the net asset value of a fund share held in that Subaccount determined at the end of the current valuation period; plus

      (2) the per share amount of any dividend or capital gain distributions made by the fund for shares held in that Subaccount if the ex-dividend date occurs during the valuation period; plus or minus

      (3) a per share charge or credit for any taxes reserved for, which PFL determines to have resulted from the investment operations of the Subaccount.

(ii) is the net asset value of a fund share held in that Subaccount determined as of the end of the immediately preceding valuation period.


(iii) is a factor representing the Mortality and Expense Risk Fee and Administrative Charge. This factor is equal, on an annual basis, to 1.25% (for Death Benefit Option A) or 1.40% (for

     Death Benefit Options B and C) of the daily net asset value of a fund share held in that Subaccount.

     The dollar amount of subsequent Variable Annuity Payments will depend upon changes in applicable Annuity Unit Values.

     The annuity payment rates vary according to the Annuity Option elected and the sex and adjusted age of the Annuitant at the Annuity Commencement Date. The Policy also contains a table for determining the adjusted age of the Annuitant.


              Illustration of Calculations for Annuity Unit Value
                         and Variable Annuity Payments

Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A x B x C

Where:    A =  Annuity Unit Value for the immediately preceding Valuation
               Period.
               Assume............................. = $ X

          B = Investment Experience Factor for the Valuation Period for which the Annuity Unit Value is being calculated.
               Assume............................. = Y

          C = A factor to neutralize the assumed interest rate of 5% built into the Annuity Tables used.
               Assume............................. = Z

Then, the Annuity Unit Value is:
               $ X x Y x Z = $ Q


        Formula and Illustration for Determining Amount of First Monthly
                            Variable Annuity Payment

First Monthly Variable Annuity Payment =      A   x B
                                           ------
                                           $1,000

Where:    A =  The Policy Value as of the Annuity Commencement Date.
               Assume............................. = $ X

          B = The Annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the Annuitant according to the tables contained in the Policy.
               Assume............................. = $ Y

Then, the first Monthly Variable Annuity Payment
          = $ X / 1,000  x $ Y = $ Z





         Formula and Illustration for Determining the Number of Annuity
           Units Represented by Each Monthly Variable Annuity Payment

Number of Annuity Units = A
                          -
                          B

Where: A =    The dollar amount of the first monthly Variable Annuity
              Payment.
              Assume....................................... = $ X

       B = The Annuity Unit Value for the Valuation Date on which the first monthly payment is due.
              Assume....................................... = $ Y

Then, the number of Annuity Units = $ X = Z
                                    ---
                                    $ Y


                            STATE REGULATION OF PFL

          PFL is subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering the operation of PFL for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine PFL's contract liabilities and reserves so that the Division may determine the items are correct. PFL's books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, PFL is subject to regulation under the insurance laws of other jurisdictions in which it may operate.


                                 ADMINISTRATION

     PFL performs administrative services for the Policies. These services include issuance of the Policies, maintenance of records concerning the Policies, and certain valuation services.


                              RECORDS AND REPORTS

     All records and accounts relating to the Mutual Fund Account will be maintained by PFL. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, PFL will mail to all Policy Owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Policy Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.


                          DISTRIBUTION OF THE POLICIES

     The Policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the Policies is continuous and PFL does not anticipate discontinuing the offering of the Policies. However, PFL reserves the right to discontinue the offering of the Policies.

     AEGON USA Securities, Inc., an affiliate of PFL, will be the principal underwriter of the Policies. AEGON USA Securities, Inc. may enter into agreements with broker-dealers for the distribution of the Policies.

                               CUSTODY OF ASSETS

     The assets of each of the Subaccounts of the Mutual Fund Account are held by PFL. The assets of each of the Subaccounts of the Mutual Fund Account are segregated and held separate and apart from the assets of the other Subaccounts and from PFL's general account assets. PFL maintains records of all purchases and redemptions of shares of the Underlying Funds held by each of the Subaccounts. Additional protection for the assets of the Mutual Fund Account is afforded by PFL's fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of PFL.


                          HISTORICAL PERFORMANCE DATA

Money Market Yields

     PFL may from time to time disclose the current annualized yield of the Money Market Subaccount for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a Policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the Administrative Charges; and (ii) the Mortality and Expense Risk Fee. Current Yield will be calculated according to the following formula:


                   Current Yield = ((NCS - ES)/UV) x (365/7)

Where:

NCS= The net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

ES=   Per unit expenses of the Subaccount for the 7-day period.

UV=   The unit value on the first day of the 7-day period.

     Because of the charges and deductions imposed under a Policy, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes or Surrender Charges that may be applicable to a particular Policy. Surrender Charges range from 6% to 0% of the amount of Premium Payments withdrawn based on the number of years since the Premium Payment was made. However, Surrender Charges will not be assessed after the tenth Policy Year.

     PFL may also disclose the effective yield of the Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

              Effective Yield = (1 + ((NCS - ES) / UV)/365/7/ - 1

Where:

NCS = The net change in the value of the account (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

ES =  Per unit expenses of the Subaccount for the 7-day period.

UV = The unit value on the first day of the 7-day period.

     The yield on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio and its operating expenses.

Other Subaccount Yields

     PFL may from time to time advertise or disclose the current annualized yield of one or more of the Subaccounts of the Mutual Fund Account (except the Money Market Subaccount) for 30-day periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the Subaccount less Subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the Subaccount include (i) the Administrative Charge and (ii) the Mortality and Expense Risk Fee. The 30-day yield is calculated according to the following formula:

                Yield = 2 x ((((NI - ES)/(U x UV)) + 1)/6/ - 1)

Where:

NI = Net investment income of the Subaccount for the 30-day period attributable to the Subaccount's unit.

ES =  Expenses of the Subaccount for the 30-day period.

U =   The average number of units outstanding.

UV = The unit value at the close (highest) of the last day in the 30-day period.

     Because of the charges and deductions imposed by the Mutual Fund Account, the yield for a Subaccount of the Mutual Fund Account will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any premium taxes or Surrender Charges that may be applicable to a particular Policy. Surrender Charges range from 6% to 0% of the amount of Premium Payments withdrawn based on the number of years since the Premium Payment was made. However, Surrender Charges will not be assessed after the tenth Policy Year.

     The yield on amounts held in the Subaccounts of the Mutual Fund Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

Total Returns

     PFL may from time to time also advertise or disclose total returns for one or more of the Subaccounts of the Mutual Fund Account for various periods of time. One of the periods of time will include the period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

     Total returns will be calculated using Subaccount Unit Values which PFL calculates on each Business Day based on the performance of the Subaccount's underlying Portfolio, and the deductions for the Mortality and Expense Risk Fee and the Administrative Charges. Total return calculations will reflect the effect of Surrender Charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                            P(1 + T)/N/ = ERV

Where: T =   The average annual total return net of Subaccount recurring charges.

       ERV = The ending redeemable value of the hypothetical account at the end of the period.

       P =   A hypothetical initial payment of $1,000.

       N =    The number of years in the period.

Other Performance Data

     PFL may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that the Surrender Charge percentage will be assumed to be 0%.

     PFL may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the Surrender Charge percentage will be 0%.

                               CTR=(ERV/P) - 1

Where:
       CTR = The cumulative total return net of Subaccount recurring charges for the period.

       ERV = The ending redeemable value of the hypothetical investment at the end of the period.

       P   =  A hypothetical initial payment of $1,000.

     All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.

Hypothetical Performance Data

     From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the Mutual Fund Account commenced operations. Such performance information for the Subaccounts will be calculated based on the performance of the various Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Portfolios, with the level of Policy charges that were in effect at the inception of the Subaccounts.

                                 LEGAL MATTERS

     Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the Policies has been provided to PFL by Sutherland, Asbill & Brennan, of Washington D.C.


                             INDEPENDENT AUDITORS

     The Financial Statements of PFL as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, Suite 3400, 801 Grand Avenue, Des Moines, Iowa 50309.

                               OTHER INFORMATION

     A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.


                             FINANCIAL STATEMENTS

     The values of the interest of Owners in the Mutual Fund Account will be affected solely by the investment results of the selected Subaccount(s). The Financial Statements of PFL, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of PFL to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Mutual Fund Account.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors PFL Life Insurance Company

  We have audited the accompanying statutory-basis balance sheets of PFL Life Insurance Company as of December 31, 1995 and 1994, and the related statutory-basis statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1995. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  The Company presents its financial statements in conformity with the accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. The variances between such practices and generally accepted accounting principles are described in Note
1. The effects of these variances have not been determined but we believe they are material.

  In our opinion, because of the materiality of the effects of the variances between generally accepted accounting principles and the accounting practices referred to in the preceding paragraph, the financial statements referred to above are not intended to and do not present fairly, in conformity with generally accepted accounting principles, the financial position of PFL Life Insurance Company at December 31, 1995 and 1994, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1995.

  In addition, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFL Life Insurance Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related statutory-basis financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects information set forth therein.

                                          Ernst & Young, LLP

Des Moines, Iowa
February 23, 1996

                           PFL LIFE INSURANCE COMPANY

                        BALANCE SHEETS--STATUTORY BASIS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               DECEMBER 31
                                                          ---------------------
                                                             1995       1994
                                                          ---------- ----------
ADMITTED ASSETS
Cash and invested assets:
  Cash and short-term investments........................ $   79,852 $   34,062
  Bonds..................................................  4,613,334  4,094,407
  Stocks:
    Preferred............................................      9,336     12,667
    Common (cost: 1995--$19,061; 1994--$15,812)..........     24,866     16,754
    Affiliated entities (cost: 1995--$14,661; 1994--
     $13,155)............................................      6,794     26,530
  Mortgage loans on real estate..........................    680,414    527,410
  Real estate, at cost less accumulated depreciation
   ($12,493 in 1995; $12,318 in 1994):
    Home office properties...............................     20,403     21,226
    Properties acquired in satisfaction of debt..........      2,648     10,381
    Investment properties................................     40,453     45,859
  Policy loans...........................................     52,675     51,798
  Other invested assets..................................      5,586      4,593
                                                          ---------- ----------
  Total cash and invested assets.........................  5,536,361  4,845,687
Premiums deferred and uncollected........................     17,026     18,386
Accrued investment income................................     68,065     61,969
Receivable from affiliates...............................     79,913     31,843
Federal income taxes recoverable.........................      9,776     10,274
Other assets.............................................     40,774     29,441
Separate account assets..................................  1,418,157  1,120,391
                                                          ---------- ----------
  Total admitted assets.................................. $7,170,072 $6,117,991
                                                          ========== ==========
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Aggregate reserves for policies and contracts:
    Life................................................. $  596,039 $  545,870
    Annuity..............................................  4,220,274  3,693,388
    Accident and health..................................    114,884     99,240
  Policy and contract claim reserves:
    Life.................................................      6,225      7,493
    Accident and health..................................     70,517     66,407
  Other policyholders' funds.............................    105,371     87,574
  Remittances and items not allocated....................    123,710     35,415
  Asset valuation reserve................................     43,921     37,975
  Interest maintenance reserve...........................     26,376     22,826
  Other liabilities......................................     67,070     73,071
  Separate account liabilities...........................  1,418,157  1,120,391
                                                          ---------- ----------
  Total liabilities......................................  6,792,544  5,789,650
Commitments and contingencies
Capital and surplus:
  Common stock, $10 par value, 500 shares authorized, 266
   issued and outstanding................................      2,660      2,660
  Paid-in surplus........................................    154,129    114,129
  Unassigned surplus.....................................    220,739    211,552
                                                          ---------- ----------
  Total capital and surplus..............................    377,528    328,341
                                                          ---------- ----------
  Total liabilities and capital and surplus.............. $7,170,072 $6,117,991
                                                          ========== ==========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

                   STATEMENTS OF OPERATIONS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                                 YEAR ENDED DECEMBER 31
                                            ----------------------------------
                                               1995        1994        1993
                                            ----------  ----------  ----------
Revenues:
  Premiums and other considerations, net of
   reinsurance:
    Life................................... $  114,704  $  148,954  $   98,670
    Annuity................................    921,452   1,067,406     740,787
    Accident and health....................    232,738     230,889     266,789
  Net investment income....................    392,685     343,880     322,393
  Amortization of interest maintenance
   reserve.................................      4,341       2,871       2,674
  Commissions and expense allowances on
   reinsurance ceded.......................     77,071      94,635      62,584
                                            ----------  ----------  ----------
                                             1,742,991   1,888,635   1,493,897
Benefits and expenses:
  Benefits paid or provided for:
    Life and accident and health benefits..    146,346     141,632     162,308
    Surrender benefits.....................    498,626     392,064     217,998
    Other benefits.........................     88,607      73,306      50,195
    Increase in aggregate reserves for
     policies and contracts:
      Life.................................     50,071      82,062      26,703
      Annuity..............................    528,330     569,341     250,241
      Accident and health..................     17,694      22,144      19,216
      Other................................     16,017      11,223       4,352
                                            ----------  ----------  ----------
                                             1,345,691   1,291,772     731,013
  Insurance expenses:
    Commissions............................    200,706     215,635     198,251
    General insurance expenses.............     57,623      52,166      53,367
    Taxes, licenses and fees...............     15,700      15,368      10,781
    Transfer to separate account...........     42,981     243,806     414,819
    Other expenses.........................        760       1,014         814
                                            ----------  ----------  ----------
                                               317,770     527,989     678,032
                                            ----------  ----------  ----------
                                             1,663,461   1,819,761   1,409,045
                                            ----------  ----------  ----------
Gain from operations before federal income
 taxes and net realized capital losses on
 investments...............................     79,530      68,874      84,852
Federal income tax expense.................     33,335      23,858      31,667
                                            ----------  ----------  ----------
Gain from operations before net realized
 capital losses on investments.............     46,195      45,016      53,185
Net realized capital losses on investments
 (net of related federal income taxes and
 transfer to interest maintenance reserve).    (18,096)     (3,624)       (451)
                                            ----------  ----------  ----------
Net income................................. $   28,099  $   41,392  $   52,734
                                            ==========  ==========  ==========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

         STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                              ADDITIONAL               TOTAL
                                       COMMON  PAID-IN   UNASSIGNED CAPITAL AND
                                       STOCK   CAPITAL    SURPLUS     SURPLUS
                                       ------ ---------- ---------- -----------
Balance at January 1, 1993............ $2,660  $ 99,129   $213,665   $315,454
  Net income for 1993.................    --        --      52,734     52,734
  Net unrealized capital gains........    --        --       1,719      1,719
  Increase in non-admitted assets.....    --        --          (5)        (5)
  Increase in asset valuation reserve.    --        --     (10,773)   (10,773)
  Dividend to stockholder.............    --        --     (46,000)   (46,000)
  Surplus effect of sale of division..    --        --        (862)      (862)
  Cancellation of coinsurance
   agreement..........................    --        --        (288)      (288)
  Decrease in liability for
   reinsurance in unauthorized
   companies..........................    --        --       2,340      2,340
  Prior period adjustment.............    --        --         452        452
                                       ------  --------   --------   --------
Balance at December 31, 1993..........  2,660    99,129    212,982    314,771
  Capital contribution................    --     15,000        --      15,000
  Net income for 1994.................    --        --      41,392     41,392
  Net unrealized capital losses.......    --        --     (25,350)   (25,350)
  Increase in non-admitted assets.....    --        --        (248)      (248)
  Decrease in asset valuation reserve.    --        --       6,040      6,040
  Dividend to stockholder.............    --        --     (20,900)   (20,900)
  Surplus effect of ceding commissions
   associated with the sale of a
   division...........................    --        --         184        184
  Amendment of reinsurance agreement..    --        --         391        391
  Decrease in liability for
   reinsurance in unauthorized
   companies..........................    --        --         505        505
  Prior period adjustment.............    --        --      (3,444)    (3,444)
                                       ------  --------   --------   --------
Balance at December 31, 1994..........  2,660   114,129    211,552    328,341
  Capital contribution................    --     40,000        --      40,000
  Net income for 1995.................    --        --      28,099     28,099
  Net unrealized capital losses.......    --        --      (7,574)    (7,574)
  Decrease in non-admitted assets.....    --        --          50         50
  Increase in asset valuation reserve.    --        --      (5,946)    (5,946)
  Surplus effect of ceding commissions
   associated with the sale of a
   division...........................    --        --          35         35
  Cancellation of reinsurance
   agreement..........................    --        --         585        585
  Amendment of reinsurance agreement..    --        --         419        419
  Dividend of subsidiary to
   stockholder........................    --        --      (3,250)    (3,250)
  Change in reserve valuation
   methodology........................    --        --        (501)      (501)
  Increase in liability for
   reinsurance in unauthorized
   companies..........................    --        --      (2,730)    (2,730)
                                       ------  --------   --------   --------
Balance at December 31, 1995.......... $2,660  $154,129   $220,739   $377,528
                                       ======  ========   ========   ========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

                   STATEMENTS OF CASH FLOWS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                                  YEAR ENDED DECEMBER 31
                                             ----------------------------------
                                                1995        1994        1993
                                             ----------  ----------  ----------
SOURCES OF CASH
Premiums and other considerations, net of
 reinsurance...............................  $1,348,559  $1,547,797  $1,169,096
Net investment income......................     398,051     339,856     326,480
                                             ----------  ----------  ----------
                                              1,746,610   1,887,653   1,495,576
Life and accident and health claims........    (140,798)   (137,602)   (159,968)
Surrender benefits and other fund withdraw-
 als.......................................    (498,626)   (392,064)   (217,998)
Other benefits to policyholders............     (88,519)    (73,237)    (50,180)
Commissions, other expenses and other tax-
 es........................................    (273,397)   (288,151)   (264,124)
Net transfers to separate accounts.........     (42,981)   (243,806)   (414,819)
Dividends to policyholders.................        (940)     (1,155)     (1,200)
Federal income taxes, excluding tax on cap-
 ital gains and IRS settlements............     (32,905)    (39,864)    (32,548)
Increase in policy loans...................        (877)     (3,202)       (677)
Increase in remittances and items not allo-
 cated.....................................      88,295      16,177       3,982
                                             ----------  ----------  ----------
Net cash provided by operations............     755,862     724,749     358,044
Proceeds from investments sold, matured or
 repaid:
  Bonds and preferred stocks...............   1,757,229   1,430,339   1,532,807
  Common stocks............................      20,338      12,941      11,121
  Mortgage loans on real estate............      36,550      43,495      47,460
  Real estate..............................      23,203       9,536       8,286
  Other proceeds...........................         381         189       1,407
                                             ----------  ----------  ----------
Total cash from investments................   1,837,701   1,496,500   1,601,081
Capital contribution.......................      40,000      15,000         --
Cash received as the result of coinsurance
 cancellations.............................         --          --          114
Dividend from subsidiary...................         --       10,000         --
Cash received from ceding commissions asso-
 ciated with the sale of a division........          55         284         --
Other sources..............................      10,135      24,855       8,475
                                             ----------  ----------  ----------
Total sources of cash......................   2,643,753   2,271,388   1,967,714
APPLICATIONS OF CASH
Cost of investments acquired:
  Bonds and preferred stocks...............  $2,294,195  $2,043,615  $1,846,839
  Common stocks............................      23,284      11,228      18,832
  Mortgage loans on real estate............     192,292     160,068      94,557
  Real estate..............................      10,188      14,801       8,587
  Other invested assets....................       2,670         664         347
                                             ----------  ----------  ----------
Total investments acquired.................   2,522,629   2,230,376   1,969,162
Dividends to stockholder...................         --       20,900      46,000
Cash transferred as the result of sale of
 division..................................         --          --        8,773
Issuance/(repayment) of intercompany notes
 and receivables, net......................      48,070         365      31,478
Other applications, net....................      27,264       3,820      15,026
                                             ----------  ----------  ----------
Total applications of cash.................   2,597,963   2,255,461   2,070,439
                                             ----------  ----------  ----------
Net change in cash and short-term invest-
 ments.....................................      45,790      15,927    (102,725)
Cash and short-term investments at begin-
 ning of year..............................      34,062      18,135     120,860
                                             ----------  ----------  ----------
Cash and short-term investments at end of
 year......................................  $   79,852  $   34,062  $   18,135
                                             ==========  ==========  ==========

                            See accompanying notes.

                          PFL LIFE INSURANCE COMPANY

                NOTES TO FINANCIAL STATEMENTS--STATUTORY BASIS
                            (DOLLARS IN THOUSANDS)
                               DECEMBER 31, 1995

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  PFL Life Insurance Company ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), which, in turn, is a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"). AEGON is a wholly-owned subsidiary of AEGON nv, a holding company organized under the laws of The Netherlands. Effective June 1, 1995, the Company declared a dividend to transfer the common stock of its wholly-owned subsidiary, Equity National Life Insurance Company ("Equity National"), to its stockholder, First AUSA. Equity National was then merged with Life Investors Insurance Company of America, a subsidiary of First AUSA. The financial statements presented herein are prepared on the statutory accounting principles basis for the Company only; as such, the accounts of the Company's subsidiary, Equity National, are not consolidated with those of the Company.

  In connection with the sale of certain affiliated companies, the Company has assumed various blocks of business from these former affiliates through mergers. In addition, the Company has canceled or entered into several coinsurance and reinsurance agreements with affiliates and non-affiliates. The following is a description of those transactions:

    . Effective December 31, 1995, the Company canceled a coinsurance agreement with its parent, First AUSA. As a result of the cancellation, the Company transferred $825 of assets and $1,712 of liabilities. The difference between the assets and the liabilities, net of a tax effect of $302 was credited directly to surplus.

    . On January 1, 1994, the Company entered into a three-year agreement with a non-affiliate reinsurer to reduce the reinsurance ceded by 2 1/2% each year (primarily group health business). As a result, the Company transferred $3,881 in assets and $4,080 in liabilities during 1994. The difference between the assets and liabilities of $199, plus a tax credit of $192, was credited directly to unassigned surplus. During 1995, the Company transferred $4,303 in assets and liabilities of $4,467. The difference between the assets and liabilities of $164, plus a tax credit of $255, was credited directly to unassigned surplus.

    . During 1993, the Company sold the Oakbrook Division (primarily group health business). The initial transfer of risk occurred through an indemnity reinsurance agreement. The policies will then be assumed by the reinsurer by novation as state regulatory and policyholder approvals are received. In addition, the Company will receive from the third party administrator a ceding commission of one percent of the premiums collected between January 1, 1994 and December 31, 1996. As a result of the sale, in 1993, the Company transferred $12,094 in assets including $8,773 in cash and short-term investments and $10,570 in liabilities to the assuming company. The difference between the assets and liabilities transferred, net of a tax effect of $662, was charged directly to unassigned surplus. The income statement for 1993 includes revenues of $53,558 and net income of $2,839 earned by the division prior to its sale. During 1994, the Company received $284 for ceding commissions; the commissions net of the related tax effect of $100 was credited directly to unassigned surplus. During 1995, the Company received $55 for ceding commissions; the commissions net of the related tax effect of $20 was credited directly to unassigned surplus.

    . During 1993, the Company canceled several coinsurance agreements with affiliated and non-affiliated companies. As a result of the cancellations with affiliates, the Company received $1,006 in assets, and $1,051 in liabilities. As a result of the cancellations with non-affiliates, the Company received $6,736 in assets, including $114 in cash and short-term investments, and $7,131 in liabilities. The difference between the assets and liabilities, net of a tax effect of $152, was charged directly to surplus.

 Nature of Business

  The Company sells individual non-participating whole life, endowment and term contracts, as well as a broad line of single fixed and flexible premium annuity products. In addition, the Company offers group life, universal life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia. Sales of the Company's products are primarily through an independent insurance agency of the Company's Insurance Center, the Company's agents, and financial institutions.

 Basis of Presentation

  The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract claim reserves, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

  The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ in some respects from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally carried at amortized cost rather than segregating the portfolio into held-to-maturity (carried at amortized cost), available-for-sale (carried at fair value), and trading (carried at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies utilizing statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding receivable or payable rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (carried as a liability) changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; (m) gains or losses on dispositions of business are charged or credited directly to unassigned surplus rather than being reported in the statement of operations; (n) a liability is established for "unauthorized reinsurers" and changes in this liability are charged or credited directly to unassigned surplus; and (o) the financial statements of subsidiaries are not consolidated with those of the Company. The effects of these variances have not been determined by the Company.

  The National Association of Insurance Commissioners (NAIC) currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1996, will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements.

 Cash and Cash Equivalents

  For purposes of the statements of cash flows, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be cash equivalents.

 Investments

  Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the security. The Company reviews its prepayment assumptions on mortgage and other asset backed securities at regular intervals and adjusts amortization rates prospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of unaffiliated companies, which may include shares of mutual funds (money market and other), are carried at market. Common stock of the Company's insurance subsidiary is recorded at the equity in net assets. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by Iowa Insurance Laws.

  Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for anticipated losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses, net of amounts attributed to changes in the general level of interest rates. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

  Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 1995, 1994 and 1993, the Company excluded investment income due and accrued of $2,272, $4,622 and $1,876, respectively, with respect to such practices.

  The Company entered into an interest-rate cap agreement on Five Year Constant Maturities Treasury futures to hedge the exposure of increasing interest rates. The cash flows from the interest rate cap will help offset losses that might occur from disintermediation resulting from a rise in interest rates. The Company paid a one-time premium to receive the difference between the reference rate and the strike rate after a two-year delay. The cost is included in interest expense ratably during the life of the agreement. Income received as a result of the cap agreement will be recognized in investment income as earned. Unamortized cost of the agreements is included in other assets.

 Aggregate Policy Reserves

  Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

  The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

  Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

  Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

 Policy and Contract Claim Reserves

  Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

 Separate Account

  Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate account are valued at market. Income and gains and losses with respect to the assets in the separate account accrue to the benefit of the policyholders. The Company received variable contract premiums of $133,386, $308,305 and $439,586 in 1995, 1994 and 1993, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the market value of the underlying assets less the current surrender charge.

 Reclassifications

  Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the 1995 presentation.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" requires additional disclosure about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and cash equivalents, short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

    Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities other than insurance subsidiaries are based on quoted market prices and are recognized in the balance sheet. Fair value for the Company's insurance subsidiary is the statutory net book value of that subsidiary.

    Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans are assumed to equal their carrying value.

    Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

    Interest rate cap: Estimated fair value of the interest rate cap is based upon the latest quoted market price.

  Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

  The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of Statement of Financial Accounting Standards No. 107 and No. 119:

                                                     DECEMBER 31
                                     -------------------------------------------
                                             1995                  1994
                                     --------------------- ---------------------
                                      CARRYING              CARRYING
                                       VALUE    FAIR VALUE   VALUE    FAIR VALUE
                                     ---------- ---------- ---------- ----------
   ADMITTED ASSETS
   Bonds...........................  $4,613,334 $4,824,635 $4,094,407 $3,952,849
   Preferred stocks................       9,336     12,275     12,667     12,905
   Common stocks...................      24,866     24,866     16,754     16,754
   Affiliated common and preferred
    stock..........................       6,794      6,794     26,530     26,530
   Mortgage loans on real estate...     680,414    714,399    527,410    499,350
   Policy loans....................      52,675     52,675     51,798     51,798
   Cash and short-term investments.      79,852     79,852     34,062     34,062
   Interest rate cap...............       7,971      7,250        --         --
   Separate account assets.........   1,418,157  1,418,157  1,120,391  1,120,391
   LIABILITIES
   Investment contract liabilities.   4,323,188  4,310,505  3,779,199  3,468,226
   Separate account annuities......   1,417,842  1,417,842  1,119,002  1,119,002

3. INVESTMENTS

  The carrying value and estimated fair value of investments in debt securities were as follows:

                                                 GROSS      GROSS    ESTIMATED
                                     CARRYING  UNREALIZED UNREALIZED    FAIR
                                      VALUE      GAINS      LOSSES     VALUE
                                     --------  ---------- ---------- ----------
   DECEMBER 31, 1995
   Bonds:
     United States Government and
      agencies..................... $  117,054  $  5,808   $   135   $  122,727
     State, municipal and other
      government...................     46,236     3,109         2       49,343
     Public utilities..............    156,342     9,578     1,092      164,828
     Industrial and miscellaneous..  1,781,149   112,074     7,146    1,886,077
     Mortgage-backed securities....  2,512,553    93,420     4,313    2,601,660
                                    ----------  --------   -------   ----------
                                     4,613,334   223,989    12,688    4,824,635
   Preferred stocks................      9,336     3,348       409       12,275
                                    ----------  --------   -------   ----------
                                    $4,622,670  $227,337   $13,097   $4,836,910
                                    ==========  ========   =======   ==========

                                                 GROSS      GROSS    ESTIMATED
                                     CARRYING  UNREALIZED UNREALIZED   FAIR
                                      VALUE      GAINS      LOSSES     VALUE
                                    ---------- ---------- ---------- ----------
   DECEMBER 31, 1994
   Bonds:
     United States Government and
      agencies..................... $  104,798  $   395    $  1,958  $  103,235
     State, municipal and other
      government...................     51,650      390       2,739      49,301
     Public utilities..............    164,975    1,860       5,710     161,125
     Industrial and miscellaneous..  1,891,899   27,082      69,137   1,849,844
     Mortgage-backed securities....  1,881,085    9,074     100,815   1,789,344
                                    ----------  -------    --------  ----------
                                     4,094,407   38,801     180,359   3,952,849
   Preferred stocks................     12,667      778         540      12,905
                                    ----------  -------    --------  ----------
                                    $4,107,074  $39,579    $180,899  $3,965,754
                                    ==========  =======    ========  ==========

  The carrying value and estimated fair value of bonds at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     ESTIMATED
                                                           CARRYING     FAIR
                                                            VALUE      VALUE
                                                          ---------- ----------
   Due in one year or less............................... $  104,697 $  105,157
   Due after one year through five years.................    858,586    889,832
   Due after five years through ten years................    934,627    995,403
   Due after ten years...................................    202,871    232,583
                                                          ---------- ----------
                                                           2,100,781  2,222,975
   Mortgage and other asset-backed securities............  2,512,553  2,601,660
                                                          ---------- ----------
                                                          $4,613,334 $4,824,635
                                                          ========== ==========

  A detail of net investment income is presented below:

                                                       YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                       1995     1994     1993
                                                     -------- -------- --------
   Interest on bonds and notes...................... $342,182 $294,145 $286,013
   Dividends on equity investments..................    1,822   12,091    3,990
   Interest on mortgage loans.......................   52,702   42,385   37,587
   Rental income on real estate.....................   10,443    9,360    8,753
   Interest on policy loans.........................    3,112    3,182    2,943
   Other investment income..........................    1,803      282      555
                                                     -------- -------- --------
   Gross investment income..........................  412,064  361,445  339,841
   Investment expenses..............................   19,379   17,565   17,448
                                                     -------- -------- --------
   Net investment income............................ $392,685 $343,880 $322,393
                                                     ======== ======== ========

  Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                  YEAR ENDED DECEMBER 31
                                             ----------------------------------
                                                1995        1994        1993
                                             ----------  ----------  ----------
   Proceeds................................. $1,757,229  $1,430,339  $1,532,807
                                             ==========  ==========  ==========
   Gross realized gains..................... $   19,721  $   15,411  $   42,020
   Gross realized losses....................     34,399      33,044       9,071
                                             ----------  ----------  ----------
   Net realized gains (losses).............. $  (14,678) $  (17,633) $   32,949
                                             ==========  ==========  ==========

  At December 31, 1995, investments with an aggregate carrying value of $5,404,474 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

  Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                           REALIZED
                                                    YEAR ENDED DECEMBER 31
                                                  ----------------------------
                                                    1995      1994      1993
                                                  --------  ---------  -------
   Debt securities............................... $(14,678) $ (17,633) $32,949
   Short-term investments........................       24       (309)     679
   Equity securities.............................      504      1,322     (348)
   Mortgage loans on real estate.................   (1,053)    (2,186)     199
   Real estate...................................   (1,908)    (2,858)     (41)
   Other invested assets.........................     (970)        14       33
                                                  --------  ---------  -------
                                                   (18,081)   (21,650)  33,471
   Tax effect....................................    7,878      7,236  (12,519)
   Transfer to interest maintenance reserve......   (7,891)    10,790  (21,403)
                                                  --------  ---------  -------
   Net realized losses........................... $(18,096) $  (3,624) $  (451)
                                                  ========  =========  =======
                                                     CHANGE IN UNREALIZED
                                                    YEAR ENDED DECEMBER 31
                                                  ----------------------------
                                                    1995      1994      1993
                                                  --------  ---------  -------
   Debt securities............................... $355,560  $(322,346) $28,210
   Equity securities.............................  (16,379)   (23,202)   3,449
                                                  --------  ---------  -------
   Change in unrealized appreciation (deprecia-
    tion)........................................ $339,181  $(345,548) $31,659
                                                  ========  =========  =======

  Gross unrealized gains and gross unrealized losses on equity securities were as follows:

                                                             DECEMBER 31
                                                       ------------------------
                                                        1995     1994    1993
                                                       -------  ------- -------
   Unrealized gains................................... $ 6,833  $20,244 $42,045
   Unrealized losses..................................   8,895    5,927   4,526
                                                       -------  ------- -------
   Net unrealized gains (losses)...................... $(2,062) $14,317 $37,519
                                                       =======  ======= =======

  During 1995, the Company issued mortgage loans with interest rates ranging from 7.41% to 9.86%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 85%. Mortgage loans with a carrying value of $12,782 were non-income producing for the previous twelve months. Accrued interest of $1,957 related to these mortgage loans was excluded from investment income. The Company requires all mortgage loans to carry fire insurance equal to the value of the underlying property.

  During 1995, 1994 and 1993, mortgage loans of $1,644, $799 and $101, respectively, were foreclosed and transferred to real estate. At December 31, 1995 and 1994, the Company held a mortgage loan loss reserve in the asset valuation reserve of $6,168 and $5,204, respectively. At December 31, 1995, the mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

   GEOGRAPHIC DISTRIBUTION
-----------------------------
South Atlantic.......... 26.2%
Mountain................ 12.4
W. South Central........ 14.3
Pacific................. 16.7
E. North Central........ 13.0
E. South Central........  5.3
W. North Central........  5.5
Middle Atlantic.........  3.1
New England.............  3.5

 PROPERTY TYPE DISTRIBUTION
-----------------------------
Retail.................. 31.2%
Apartment............... 20.4
Office.................. 29.1
Industrial..............  3.8
Hotel/Motel.............  1.4
Other................... 14.1

  At December 31, 1995, the Company had the following investments (excluding U.S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve:

                                                                        CARRYING
   DESCRIPTION OF SECURITY OR ISSUER                                     VALUE
   ---------------------------------                                    --------
   Bonds:
   Standard Credit Card Trust.......................................... $84,607
   G E Capital.........................................................  48,290
   Green Tree Financial Corporation....................................  44,128

4. REINSURANCE

  The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

  Reinsurance assumption and cession treaties are transacted primarily with affiliates. Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                1995        1994        1993
                                             ----------  ----------  ----------
   Direct premiums.......................... $1,591,531  $1,857,446  $1,472,409
   Reinsurance assumed......................      2,356       1,832       3,040
   Reinsurance ceded........................   (324,993)   (412,029)   (369,203)
                                             ----------  ----------  ----------
   Net premiums earned...................... $1,268,894  $1,447,249  $1,106,246
                                             ==========  ==========  ==========

  The Company received reinsurance recoveries in the amount of $167,287, $148,414 and $97,409 during 1995, 1994 and 1993, respectively. At December 31, 1995 and 1994, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $65,503 and $62,882, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1995 and 1994 of $2,920,034 and $2,977,954, respectively.

  At December 31, 1995, amounts recoverable from unauthorized reinsurers of $70,516 (1994--$43,055) and reserve credits for reinsurance ceded of $48,992 (1994--$59,131) were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $110,714 at December 31, 1995 that can be drawn on for amounts that remain unpaid for more than 120 days.

5. INCOME TAXES

  For federal income tax purposes, the Company joins in a consolidated tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

  Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before taxes and realized capital gains (losses) for the following reasons:

                                                      YEAR ENDED DECEMBER 31
                                                      -------------------------
                                                       1995     1994     1993
                                                      -------  -------  -------
   Computed tax at federal statutory rate (35%)...... $27,835  $24,106  $29,698
   Tax reserve adjustment............................   2,405    1,150    1,433
   Excess tax depreciation...........................    (365)    (406)    (248)
   Deferred acquisition costs--tax basis.............   4,581    7,378    5,200
   Prior year over accrual...........................    (306)    (644)    (330)
   Dividend received deduction.......................     (56)  (3,513)  (1,202)
   Charitable contribution...........................     --    (3,935)     --
   Other items--net..................................    (759)    (278)  (2,884)
                                                      -------  -------  -------
   Federal income tax expense........................ $33,335  $23,858  $31,667
                                                      =======  =======  =======

  Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($20,387 at December 31, 1995). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $7,135.

  The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 1986. During 1993, there was a $452 prior period adjustment to the tax accrual. An examination is underway for years 1987 through 1992.

6. POLICY AND CONTRACT ATTRIBUTES

  Participating life insurance policies are issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted approximately 1.2% of ordinary life insurance in force at December 31, 1995 and 1994.

  A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relate to liabilities established on a variety of the Company's products that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics are summarized as follows:

                                                        DECEMBER 31
                                           -------------------------------------
                                                  1995               1994
                                           ------------------ ------------------
                                                      PERCENT            PERCENT
                                                        OF                 OF
                                             AMOUNT    TOTAL    AMOUNT    TOTAL
                                           ---------- ------- ---------- -------
   Subject to discretionary withdrawal
    with market value adjustment.........  $      699    --%  $   29,625    --%
   Subject to discretionary withdrawal at
    book value less surrender charge.....     733,796     8%     521,631     7%
   Subject to discretionary withdrawal at
    market value.........................   1,390,156    16%   1,090,032    14%
   Subject to discretionary withdrawal at
    book value (minimal or no charges or
    adjustments).........................   6,395,719    74%   6,116,461    78%
   Not subject to discretionary
    withdrawal provision.................     139,330     2%     109,542     1%
                                           ----------   ---   ----------   ---
                                            8,659,700   100%   7,867,291   100%
   Less reinsurance ceded................   2,866,160          2,931,320
                                           ----------         ----------
   Total policy reserves on annuities and
    deposit fund liabilities.............  $5,793,540         $4,935,971
                                           ==========         ==========

  Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 1995 and 1994, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                       GROSS   LOADING    NET
                                                      -------  -------  -------
   DECEMBER 31, 1995
   Life and annuity:
     Ordinary direct first year business............. $ 3,151  $ 2,223  $   928
     Ordinary direct renewal business................  24,250    7,792   16,458
     Group life direct business......................   1,537      779      758
     Reinsurance ceded...............................  (1,362)    (141)  (1,221)
                                                      -------  -------  -------
                                                       27,576   10,653   16,923
   Accident and health:
     Direct..........................................   1,296      --     1,296
     Reinsurance ceded...............................  (1,193)     --    (1,193)
                                                      -------  -------  -------
   Total accident and health.........................     103      --       103
                                                      -------  -------  -------
                                                      $27,679  $10,653  $17,026
                                                      =======  =======  =======

                                                       GROSS   LOADING    NET
                                                      -------  -------  -------
   DECEMBER 31, 1994
   Life and annuity:
     Ordinary direct first year business............. $ 3,940  $ 2,865  $ 1,075
     Ordinary direct renewal business................  26,155    8,979   17,176
     Group life direct business......................   1,386      522      864
     Reinsurance ceded...............................    (943)     (67)    (876)
                                                      -------  -------  -------
                                                       30,538   12,299   18,239
   Accident and health:
     Direct..........................................   2,186      --     2,186
     Reinsurance ceded...............................  (2,039)     --    (2,039)
                                                      -------  -------  -------
   Total accident and health.........................     147      --       147
                                                      -------  -------  -------
                                                      $30,685  $12,299  $18,386
                                                      =======  =======  =======

  At December 31, 1995 and 1994, the Company had insurance in force aggregating $87,010 and $92,680, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $1,417 and $1,616 to cover these deficiencies at December 31, 1995 and 1994, respectively.

  In 1994, the NAIC enacted a guideline to clarify reserving methodologies for contracts that require immediate payment of claims upon proof of death of the insured. Companies were allowed to grade the effects of the change in reserving methodologies over five years. A direct charge to surplus of $501 was made for the year ended December 31, 1995, related to the change in reserve methodology.

7. DIVIDEND RESTRICTIONS

  Generally, an insurance company's ability to pay dividends is limited to the amount that their net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payment of such amounts as dividends may be subject to approval by regulatory authorities.

  The Company paid dividends to its parent of $0, $20,900 and $46,000 in 1995, 1994 and 1993, respectively.

8. RETIREMENT AND COMPENSATION PLANS

  The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the FASB No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $942, $966 and $782 for the years ended December 31, 1995, 1994 and 1993, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

  The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $465, $411 and $386 for the years ended December 31, 1995, 1994 and 1993, respectively.

  AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

  In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $164, $169 and $0 for the years ended December 31, 1995, 1994 and 1993, respectively.

9. RELATED PARTY TRANSACTIONS

  The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1995, 1994 and 1993, the Company paid $14,214, $11,820 and $11,689, respectively, for these services, which approximates their costs to the affiliates.

  Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate of 5.64% at December 31, 1995. During 1995, 1994 and 1993, the Company paid net interest of $794, $363 and $283, respectively, to affiliates.

  During 1995 and 1994, the Company received capital contributions of $40,000 and $15,000, respectively, in cash from its parent and during 1994 received a dividend of $10,000 from its subsidiary, Equity National, which was included in net investment income.

  During 1995, the Company sold real estate with a book value of approximately $13,270 to an affiliated entity in exchange for a short-term note receivable. No gain was recognized on this sale. This note bears interest at 5.65% and matures on March 28, 1996.

  During the year ended December 31, 1995, the Company restructured demand notes and accrued interest of $13,250 and $745, respectively, related to an affiliate. The Company received 9,750 shares of preferred stock from the affiliate for satisfaction of debt. The Company realized a loss of $8,695 related to this transaction. At December 31, 1995, the preferred stock related to this affiliate was deemed to have no value and an unrealized loss of $4,555 was recognized.

10. COMMITMENTS AND CONTINGENCIES

  The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

  The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA). The Company has established a reserve of $21,747 and $18,344 and an offsetting premium tax benefit of $9,457 and $10,556 at December 31, 1995 and 1994, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. During 1994, $3,444 was charged to surplus as prior period adjustments to provide for this net reserve plus certain assessments paid that related to several major insurer insolvencies prior to 1992. The guaranty fund expense was $5,859, $4,054 and $0 for December 31, 1995, 1994 and 1993, respectively.

11. SUBSEQUENT EVENT

  Effective January 10, 1996, the Company announced it had signed a Memorandum of Understanding with United Insurance Companies, Inc. to sell its North Richland Hills, Texas health administrative operations known as The Insurance Center. The transaction, which is subject to approval by the Board of Directors of both companies, will result in the transfer of all employees and office facilities to United Insurance Companies, Inc. All inforce business will continue to be shared by United Insurance Companies, Inc. and the Company and its affiliates through the existing coinsurance agreements. After a short transition period, all new business produced by United Group Association, an independent insurance agency, will be written by the insurance subsidiaries of United Insurance Companies, Inc. and will not be shared with the Company and its affiliates through coinsurance arrangements. The transaction is expected to be completed on or about April 1, 1996.

                                                                     SCHEDULE I

                          PFL LIFE INSURANCE COMPANY

       SUMMARY OF INVESTMENTS--OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 1995
                            (DOLLARS IN THOUSANDS)

                                                              AMOUNT AT WHICH
                                                    MARKET      SHOWN IN THE
          TYPE OF INVESTMENT            COST (1)    VALUE     BALANCE SHEET (2)
          ------------------           ---------- ---------- ------------------
FIXED MATURITIES
Bonds:
  United States Government and
   government agencies and
   authorities........................ $1,616,094 $1,674,088     $1,613,124
  States, municipalities and political
   subdivisions.......................      3,975      4,576          3,975
  Foreign governments.................     43,053     45,128         42,261
  Public utilities....................    158,821    165,107        156,619
  All other corporate bonds...........  2,809,545  2,935,736      2,797,355
Redeemable preferred stock............      9,336     12,275          9,336
                                       ---------- ----------     ----------
Total fixed maturities................  4,640,824  4,836,910      4,622,670
EQUITY SECURITIES
Common stocks:
  Banks, trust and insurance..........      5,114      6,221          6,221
  Industrial, miscellaneous and all
   other..............................     13,947     18,645         18,645
                                       ---------- ----------     ----------
Total equity securities...............     19,061     24,866         24,866
Mortgage loans on real estate.........    680,414                   680,414
Real estate...........................     60,856                    60,856
Real estate acquired in satisfaction
 of debt..............................      2,648                     2,648
Policy loans..........................     52,675                    52,675
Other long-term investments...........      5,586                     5,586
Cash and short-term investments.......     79,852                    79,852
                                       ----------                ----------
Total investments..................... $5,541,916                $5,529,567
                                       ==========                ==========

--------
(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.
(2) Amount differs from cost as certain bonds have been adjusted to reflect other than temporary decline in value charged to surplus, as prescribed by the NAIC.

                                                                    SCHEDULE III

                           PFL LIFE INSURANCE COMPANY

                      SUPPLEMENTARY INSURANCE INFORMATION
                             (DOLLARS IN THOUSANDS)

                                              FUTURE POLICY          POLICY AND
                                              BENEFITS AND  UNEARNED  CONTRACT
                                                EXPENSES    PREMIUMS LIABILITIES
                                              ------------- -------- -----------
YEAR ENDED DECEMBER 31, 1995
Individual life..............................  $  594,274   $   --     $ 6,066
Individual health............................      24,225     7,768     11,863
Group life and health........................      67,994    16,662     58,813
Annuity......................................   4,220,274       --         --
                                               ----------   -------    -------
                                               $4,906,767   $24,430    $76,742
                                               ==========   =======    =======
YEAR ENDED DECEMBER 31, 1994
Individual life..............................  $  544,087   $   --     $ 7,298
Individual health............................      16,649     6,487      8,643
Group life and health........................      60,207    17,680     57,959
Annuity......................................   3,693,388       --         --
                                               ----------   -------    -------
                                               $4,314,331   $24,167    $73,900
                                               ==========   =======    =======
YEAR ENDED DECEMBER 31, 1993
Individual life..............................  $  402,985   $   --     $ 8,424
Individual health............................      11,714     4,623      6,494
Group life and health........................     108,355    17,783     55,265
Annuity......................................   3,124,527       --         --
                                               ----------   -------    -------
                                               $3,647,581   $22,406    $70,183
                                               ==========   =======    =======

                  NET            BENEFITS, CLAIMS           OTHER
 PREMIUM       INVESTMENT           LOSSES AND            OPERATING        PREMIUMS
 REVENUE         INCOME         SETTLEMENT EXPENSES       EXPENSES         WRITTEN
 -------       ----------       -------------------       ---------       ----------
$  111,918      $ 49,929            $   97,065            $ 37,933        $      --
    47,692         4,091                25,793              26,033            47,690
   187,832        11,665               106,065             139,640           184,545
   921,452       327,000             1,116,768             114,164           921,448
----------      --------            ----------            --------        ----------
$1,268,894      $392,685            $1,345,691            $317,770        $1,153,683
==========      ========            ==========            ========        ==========
$  146,328      $ 43,025            $  124,736            $ 42,309        $      --
    38,811         3,983                22,323              22,707            38,797
   194,704        10,531               108,400             143,645           192,034
 1,067,406       286,341             1,036,313             319,328         1,067,404
----------      --------            ----------            --------        ----------
$1,447,249      $343,880            $1,291,772            $527,989        $1,298,235
==========      ========            ==========            ========        ==========
$   95,716      $ 36,471            $   71,638            $ 56,462        $      --
    28,388         1,024                16,663              15,987            28,434
   241,356        13,465               135,764             148,254           239,575
   740,786       271,433               506,949             457,328           740,900
----------      --------            ----------            --------        ----------
$1,106,246      $322,393            $  731,014            $678,031        $1,008,909
==========      ========            ==========            ========        ==========

                                                                    SCHEDULE IV

                          PFL LIFE INSURANCE COMPANY

                                  REINSURANCE
                            (DOLLARS IN THOUSANDS)

                                                ASSUMED             PERCENTAGE
                                     CEDED TO    FROM               OF AMOUNT
                            GROSS      OTHER     OTHER      NET      ASSUMED
                            AMOUNT   COMPANIES COMPANIES   AMOUNT     TO NET
                          ---------- --------- --------- ---------- ----------
YEAR ENDED DECEMBER 31,
 1995
Life insurance in force.. $4,594,434 $468,811  $ 22,936  $4,148,559     .6%
                          ========== ========  ========  ==========    ===
Premiums:
  Individual life........ $  113,934 $  3,841  $  1,825  $  111,918    1.6%
  Individual health......     60,309   12,617       --       47,692    --
  Group life and health..    408,097  220,265       --      187,832    --
  Annuity................  1,009,191   88,270       531     921,452    .05%
                          ---------- --------  --------  ----------    ---
                          $1,591,531 $324,993  $  2,356  $1,268,894     .2%
                          ========== ========  ========  ==========    ===
YEAR ENDED DECEMBER 31,
 1994
Life insurance in force.. $4,713,817 $468,811  $112,054  $4,357,060    2.6%
                          ========== ========  ========  ==========    ===
Premiums:
  Individual life........ $  148,702 $  3,639  $  1,265  $  146,328     .9%
  Individual health......     50,303   11,492       --       38,811    --
  Group life and health..    412,200  217,496       --      194,704    --
  Annuity................  1,246,241  179,402       567   1,067,406    .05%
                          ---------- --------  --------  ----------    ---
                          $1,857,446 $412,029  $  1,832  $1,447,249     .1%
                          ========== ========  ========  ==========    ===
YEAR ENDED DECEMBER 31,
 1993
Life insurance in force.. $4,773,533 $387,843  $192,203  $4,577,893    4.2%
                          ========== ========  ========  ==========    ===
Premiums:
  Individual life........ $   95,982 $  2,640  $  2,373  $   95,715    2.5%
  Individual health......     37,709    9,321       --       28,388    --
  Group life and health..    401,906  160,550       --      241,356    --
  Annuity................    936,812  196,692       667     740,787     .1%
                          ---------- --------  --------  ----------    ---
                          $1,472,409 $369,203  $  3,040  $1,106,246     .3%
                          ========== ========  ========  ==========    ===

PART C    OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements

          All required financial statements are included in Part B of this Registration Statement. Note 2

     (b)  Exhibits:

          (1) (a) Resolution of the Board of Directors of PFL Life Insurance Company authorizing establishment of the Mutual Fund Account. Note 1.

          (2)       Not Applicable.

          (3) (a) Principal Distribution Agreement by and between PFL Life Insurance Company on its own behalf and on the behalf of the Mutual Fund Account, and AEGON USA Securities, Inc. Note 2.


               (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AEGON USA Securities, Inc. and the Broker/Dealer.
                    Note 2.

          (4) Form of Policy for the Retirement Income Builder Variable Annuity. Note 2

          (5) Form of Application for the Retirement Income Builder Variable Annuity. Note 2

          (6)  (a)  Articles of Incorporation of PFL Life Insurance Company.
                    Note 1.

               (b)  ByLaws of PFL Life Insurance Company.  Note 1.

          (7)       Not Applicable.

          (8) Participation Agreement by and between PFL Life Insurance Company and Fidelity Distributors Corporation and Addendum thereto. Note 2

          (9)       Opinion and Consent of Counsel.  Note 2

          (10) (a)  Consent of Independent Auditors.  Note 2
               (b)  Opinion and Consent of Actuary.  Note 2

          (11)      Not applicable.

          (12)      Not applicable.

          (13)      Performance Data Calculations.  Note 2

          (14) Powers of Attorney. Note 1. (Patrick S. Baird, Craig D. Vermie, William L. Busler, Patrick E. Falconio, Douglas C. Kolsrud, Robert J. Kontz) Note 2. Brendy K. Clancy.

          ------------------------


          Note 1.  Previously filed.

          Note 2.  Filed herewith.

Item 25.         Directors and Officers of the Depositor

                                   Principal Positions
Name and                           and Offices with
Business Address                   Depositor
----------------                   ---------

William L. Busler                  Director, Chairman of the Board and
4333 Edgewood Road N.E.            President
Cedar Rapids, Iowa 52499-0001

Patrick S. Baird                   Director, Senior Vice President and
4333 Edgewood Road N.E.            Chief Financial Officer
Cedar Rapids, Iowa 52499-0001

Craig D. Vermie                    Director, Vice President, Secretary and
4333 Edgewood Road N.E.            Corporate Counsel
Cedar Rapids, Iowa 52499-0001

Douglas C. Kolsrud                 Director, Vice President and
4333 Edgewood Road N.E.            Corporate Actuary
Cedar Rapids, Iowa 52499-0001

Patrick E. Falconio                Director, Senior Vice President and
4333 Edgewood Road N.E.            Chief Investment Officer
Cedar Rapids, Iowa 52499-0001

Robert J. Kontz                    Vice President and
4333 Edgewood Road N.E.            Controller
Cedar Rapids, Iowa 52499-0001

Brenda K. Clancy                   Treasurer
4333 Edgewood Road N.E.
Cedar Rapids, Iowa 52499-0001




Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant



                                                    ---------------------------
                                                          VERENIGING AEGON
                                                      NETHERLANDS MEMBERSHIP
                                                            ASSOCIATION
                                                    ---------------------------
                                                                 +
                                                                       53.00%
                                                    ---------------------------
                                                            AEGON N.V.
                                                      NETHERLANDS CORPORATION
                                                    ----------------------------
                                                                 +
                                  ++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                  +                        +                         +                           +
                                         100%                      100%                      100%                           100%
                        ----------------------  ------------------------  ------------------------  -----------------------------
                         AEGON Netherland N.V.  AEGON INTERNATIONAL N.V.  AEGON NEWAK HOLDING S.V.  GRONINGER FINANCIERINGEN B.V.
                        Netherlands Corporation  Netherlands Corporation   Netherlands Corporation     Netherlands Corporation
                        ----------------------  ------------------------  ------------------------  -----------------------------
                                                           +
                                                 DE
                                                 -------------------
                                                     VOTING TRUST
                                                 Trustees: K.J. Storm
                                                  Donald J. Sheperd
                                                    H.B. Van Wild
                                                    Dennis Hersch
                                                 -------------------
                                                           +
                                                 DE            100%
                                                 -------------------
                                                  AEGON U.S. HOLDING
                                                     CORPORATION
                                                 -------------------
                                                     +     +
                  ++++++++++++++++++++++++++++++++++++     +
                  +                              IA            100%(1)
                  +                              -------------------
                  +                                AEGON USA, INC.
                  +                              -------------------
                  +                                        +
                  +                     +++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  +                     +                                                     +
                  +              MD          100%                                         MD
                  +              -----------------                                        ------------
                  +               FIRST AUSA LIFE                                         AUSA HOLDING
                  +              INSURANCE COMPANY                                           COMPANY
                  +              -----------------                                        ------------
                  +                      +                                                    +
                  +                      +                                ++++++++++++++++++++++++++++++++++++++++++++++
                  +                      +                                +                               ++
                  +                      +                       MD              100%      IA       100%      DE
                  +                      +                       --------------------      -------------  ++  ----------------------
                  +                      +                        MONUMENTAL GENERAL       AUSA FINACIAL +++  DIVERSIFIED INVESTMENT
                  +                      +                       INSURANCE GROUP, INC  ++   MARKETS, INC. ++       ADVISORS, INC.
                  +                      +                       --------------------   +  -------------  ++  ----------------------
NJ           100% + NY                   +    MD           100%                         +                 ++
----------------- + -------------------  +    -----------------                         +                 ++
   SHORT HILLS    + AUSA LIFE INSURANCE +++    MONUMENTAL LIFE                          +  IA     100%    ++   DE               100%
MANAGEMENT COMPANY+   COMPANY, INC       +    INSURANCE COMPANY++   MD            100%  +  -----------    ++   ---------------------
----------------- + -------------------  +    ----------------- +   ------------------- +  UNIVERSAL      ++   DIVERSIFIED INVESTORS
                  +                      +                      +   MONUMENTAL GENERAL  +   BENEFITS   +++++++    SECURITIES CORP.
                  +                      +                      +   ADMINISTRATORS, INC.+   CORPORATION   ++   --------------------
                  +                      +    MD          100%  +   ------------------- +                 ++
NY                +   -----------------  +    ----------------- +                       +  -----------    ++
----------------  +    LIFE INVESTORS    +    MONUMENTAL GENERAL+          +            +                 ++       IA          100%
CORPA REINSURANCE +   INSURANCE COMPANY  +    CASUALTY COMPANY  +                       +  IA    100%     ++       ----------------
    COMPANY      ++ ++   OF AMERICA     ++    ----------------- +   MD           100%   +  ----------  ++++++++       AEGON USA
----------------  ++  -----------------  +    MD         100%   +   -----------------   +  INVESTORS      ++  +++  SECURITIES, INC.
                  ++                     +    ---------------   +   EXECUTIVE MANAGE-   +  WARRANTY       ++  +    ----------------
IN          100%  ++ ------------------- +    UNITED FINACIAL   +   MENT AND CONSULT-   +  OF AMERICA,    ++  +
----------------  +++BANKERS UNITED LIFE +     SERVICES, INC. +++   ANT SERVICES, INC.+ +     INC.        ++  +
AEGON MANAGEMENT ++  ASSURANCE COMPANY +++    ---------------   +   -----------------   +  ----------     ++  +   MD
    COMPANY       +  ------------------- +                      +   MD            100%  +  IA       100%  ++  +   -----------------
----------------  +                      +    AZ           (*)  +   ------------------  +  -------------  ++  +++ AEGON USA MANAGED
                  +   -----------------  +    ----------------  +   MONUMENTAL GENERAL+ +  MASSACHUSETTS  ++       PORTFOLIOS INC.
DE           100% +       PFL LIFE    ++++    BANKERS FINACIAL  +   MASS MARKETING INC.    FIDELTY TRUST +++      -----------------
----------------- +   INSURANCE COMPANY  +     LIFE INSURANCE +++   -------------------       COMPANY     ++
RRC NORTH AMERICA +   -----------------  +        COMPANY       +                          ------------   ++
      INC.       ++ AZ      100%  VOTING +    ----------------  +                      DE           100%  ++   IA            100%
----------------- +             CHAIRMAN      MD        100%    +                     ------------------  ++   ------------------
                    ---------------------+    --------------    +                     MONEY SERVICES, INC.++++  AMERICAN FORUM FOR
                    SOUTHWEST EQUITY LIFE+    THE WHITESTONE    +                     ------------------- ++   FISCAL FITNESS, INC.
                      INSURANCE COMPANY+++      CORPORATION +++++                     CA             100%      -------------------
                    ---------------------+    --------------                          ------------------- ++      IN        100%
            AZ 100% Voting Chairman (2)  +   IA            100%                       ZAHORIK COMPANY INC+++      --------------
            -----------------------      +   ------------------                       --------------------++       SUPPLEMENTAL
               IOWA FIDELITY LIFE        +++ CADET HOLDING CORP                                 +         ++        INSURANCE
               INSURANCE COMPANY         +   ------------------                             AL    100%    ++       DIVISION INC.
            -----------------------      +                                                  ----------    +++++++ --------------
                  OH               100%  +                                                   ZCI, INC.    ++      MI            100%
                  ---------------------                                                     ---------     +++++++ ------------------
                   WESTERN RESERVE LIFE  +                             +++++++++++++++++++++++++++++++++++++      CREDITOR RESOURCES
             ++++ ASSURANCE CO. OF OHIO+++  DE                         +          IA           100%       ++             INC.
             +    ---------------------     ---------------            +          -----------------       ++      ------------------
             +        ---------------       INTERSECURITIES+++++++++++++              TRANSUNION          ++             +
             ++++++++ WRL SERIES FUND  ++++++    INC.     +++++        +          CASUALITY COMPANY ++++++++      CN           100%
                            INC.       +    ---------------   +        +          -----------------       ++    -------------------
                      ---------------  +                      +        +                                  ++       CRC CREDITOR
                         MA            +  CA          100%    +        +   MN                100%               RESOURCES CANADIAN
                         ---------     +  ----------------    +        +  ------------------------        ++    DEALER NETWORK, INC.
                         IDEX FUND++++++    ISI INSURANCE     +        +      AUSA INSTITUTIONAL  ++++++++++    -------------------
                         ---------     +   AGENCY INC. AND+++++        +  MARKETING PARTNERS, INC.         ++
                                       +  ITS SUBSIDIARIES    +        +  ------------------------        ++    IA             100%
                       MA              +  ----------------    +        +     MN          100%             ++   --------------------
                       -----------     +  MN             100% +        +     ----------------             ++++  AEGON USA INVEST-
                         IDEX II +++++++  ------------------- +        +     COLORADO ANNUITY+++++++++++++++   MENT MANAGEMENT, INC.
                       SERIES FUND     +  ASSOCIATED MARINER ++        +        AGENCY INC.                +   ---------------------
                       -----------     + FINANCIAL GROUP, INC.+++       +     ----------------              +    IA        100%(12)
                       MA              +  -------------------  +       +                                    +    -----------------
                       -----------     +  MI           100%            +                                   +++++ AEGON USA REALTY
                       IDEX FUND 3 +++++  -----------------    +       +                                    ++++   ADVISORS, INC.
                       -----------     +  MARINER FINANCIAL+++++       +                                    +   -----------------
                                       +   SERVICES, INC.      +       +                                    +      DE     100%
                                       +  -----------------    +       +                                    +      -----------
                                       +                       +       +                                    +++++++  QUANTRA
                                       +   MI            100%  +       +                                    +      CORPORATION
                                       +   ------------------  +       +                                    +      -----------
                                       +   MARINER'S PLANNING  +       +                                    +          +
                                       +     CORPORATION       +       +                                    +    DE          100%
                                       +   ------------------  +       +                                    +    ----------------
                                       +                       +       +                                    +    QUANTRA SOFTWARE
                                       + MI          100%(10)  +       +                                    +       CORPORATION
                                       + -------------------   +       +                                    +    ----------------
                                       + ASSOCIATED MARINER    +       +                                    +   IA         100%
                                       + AGENCY INC. AND ITS++++       +                                    +   ---------------
                                       +     SUBSIDIARIES      +       +                                    ++++LANDAUER REALTY
                                       + -------------------   +       +                                    +    ADVISORS, INC.
                                       +  MI          100%     +       +                                    +   ---------------
                                       +  ----------------     +       +                                    +     DE          100%
                                       +  MARINER MORTGAGE     +       +                                    +     ----------------
                                       +      CORP.       ++++++       +                                    ++++++   LANDAUER
                                       +  ----------------             +                                    +     ASSOCIATES, INC.
                                       +                               +                                    +     ----------------
                                       +    FL        100%             +                                    +      IA          100%
                                       +    --------------             +                                    +      ----------------
                                       +     IDEX INVESTOR +++++++++++++                                    ++++++ AEGON USA REALTY
                                       +++++SERVICES, INC.             +                                    +       MANAGEMENT, INC
                                       +    --------------             +                                    +      ----------------
                                       +     DE       50%(7)           +                                    +     IA        100%(11)
                                       +     ---------------           +                                    +     ------------------
                                       +     IDEX MANAGEMENT,+++++++++++                                    +++++ REALTY INFORMATION
                                       ++++       INC.                                                                SYSTEMS, INC.
                                             ---------------                                                      ------------------
                                                                                                                IA           (4)
                                                                                                                ----------------
                                                                                                                 USP REAL ESTATE++++
                                                                                                                INVESTMENT TRUST   +
                                                                                                                ----------------   +
                                                                                                                              (5)  +
                                                                                                                -----------------  +
                                                                                                                CEDAR INCOME FUND+++
                                                                                                                      LTD.
                                                                                                                -----------------

See Footnotes Page 2
Effective July 1, 1996

Footnotes


(1) 150,000 shares of Class B Non-Voting Common Stock owned by Ennia Reinsurance Antilles N.V.

(2) Ordinary common stock is allowed 60% of total cumulative vote. Participating common stock is allowed 40% of total cumulative vote.

(3) Denotes relationships as advisor, administrator, sponsor, underwriter or general partner.

(4) First AUSA Life Insurance Company owns 12.89%. PFL Life Insurance Company owns 13.11%. Bankers United Life Assurance Company owns 4.86%.

(5) PFL Life Insurance Company owns 16.73%. Bankers United Life Assurance Company owns 3.77%. Life Investors Insurance Company of America owns 3.38%. AEGON USA Realty Advisors, Inc. owns 1.97%. First AUSA Life Insurance Company owns .18%.

(6) Class B Common stock is allocated 75% of total cumulative vote. Class A Common stock is allocated 25% of total cumulative vote.

(7) 50% of Idex Management, Inc. is owned by Janus Capital Corporation, a Colorado corporation.

(8) RCC Group: FGH Realty Credit Corp., FGH USA, Inc., RCC North America, Inc., FGH USA Realty, Inc., FGH Eastern Region, Inc., FGH Appraisal Services, Inc., FGH Western Region, Inc., ALH Properties, Inc., First FGP, Inc., Second FGP, Inc., Third FGP, Inc., Fourth FGP, Inc., Fifth FGP, Inc., Sixth FGP, Inc., Seventh FGP, Inc., FGP Midwood, Inc., FGP Parsippany, Inc., ALH Properties Two, Inc., ALH Properties Three, Inc., ALH Properties Four, Inc., ALH Properties Five, Inc., ALH Properties Six, Inc., ALH Properties Seven, Inc., ALH Properties Eight, Inc., ALH Properties Nine, Inc., ALH Properties Ten, Inc., ALH Properties Eleven, Inc., ALH Properties Twelve, Inc., ALH Properties Thirteen, Inc., ALH Properties Fourteen, Inc., ALH Properties Fifteen, Inc., ALH Properties Sixteen, Inc., ALH Properties Seventeen, Inc., FGP Keene, Inc., FGP Broadway, Inc., FGP West Street, Inc., FGP West Street Two, Inc., FGP 90 West Street, Inc., FGP Branford, Inc., FGP Franklin, Inc., FGP Bala, Inc., FGP Twenty-One, Inc., FGP Twenty-Two, Inc., FGP Twenty-Five, Inc., FGP Schenectady, Inc., FGP Country Estates, Inc., FGP Eleventh Street, Inc., FGP 109th Street, Inc., FGP Seventy-Second Street, Inc., FGP Gaithersburg, Inc., FGP West 32nd Street, Inc., FGP Beekman, Inc., Dutch Hotel Management, Inc., FGP Landmark, Inc., FGP Islandia, Inc., FGP Bridgeport, Inc., FGP Varick, Inc., The RCC Group, Inc., FGP Union Gardens, Inc., FGP Burkewood, Inc., FGP Stamford, Inc., FGP Meadow Lane, Inc., FGP Main Street, Inc., FGP Property Services, Inc., FGP Merrick, Inc., FGP West 14th Street, Inc., FGP 106 Fulton, Inc., FGP Bush

     Terminal, Inc., FGP Northern Boulevard, Inc., FGP Seventh Avenue, Inc., FGP Parsons, Inc., FGP City Hall, Inc., FGP West 88th Street, Inc., FGP Lincoln, Inc., FGP Emerson, Inc., FGP Brooke, Inc., FGP 86th Street, Inc., FGP Edison, Inc., FGP Rider Avenue, Inc., FGP Remsen, Inc., FGP Rockbeach, Inc., FGP Carter Drive, Inc., FGP Centereach, Inc., FGP Colonial Plaza, Inc., FGP Coram, Inc., FGP Herald Center, Inc., Eighty Six Yorkville, Inc.


(9) Subsidiaries of ISI Insurance Agency, Inc. are: ISI Insurance Agency of Ohio, Inc., ISI Insurance Agency of Massachusetts, Inc., and ISI Insurance Agency of Texas, Inc.

(10) Subsidiaries of Associated Mariner Agency, Inc. are Associated Mariner Agency of Hawaii, Inc., Associated Mariner Insurance Agency of Massachusetts, Inc., Associated Mariner Agency Ohio, Inc., Associated Mariner Agency Texas, Inc., and Associated Mariner Agency New Mexico, Inc.


(11) Owns 50% interest in DJA Partners (a.k.a. "Teleres"), a Delaware general partnership. Also owns 10% interest in Datalytics, Inc., an Ohio corporation.

(12) Owns 49% of Quantra Consulting, Inc., a Delaware corporation.


*Includes qualifying shares for Directors.


notes96



AEGON USA, Inc.  -  Holding Company

Life Investors Insurance Company of America - Insurance

International Life Investors Insurance Company - Insurance

Transunion Casualty Company - Insurance

Investors Warranty of America, Inc. - Provider of automobile extended maintenance contracts

Supplemental Insurance Division, Inc. - Insurance

Creditor Resources, Inc. - Credit Insurance

AEGON USA Investment Management, Inc. - Investment Advisor

AEGON USA Realty Advisors, Inc. - Provides real estate administrative and real estate investment services

AEGON USA Realty Management, Inc. - Real Estate Management

AEGON USA Securities, Inc. - Broker-Dealer

AEGON USA Managed Portfolios, Inc. - Mutual Fund

USP Real Estate Investment Trust - Real Estate Investment Trust

Cedar Income Fund, Ltd. - Real Estate Investment Trust

First AUSA Life Insurance Company - Insurance

Bankers United Life Assurance Company - Insurance

Universal Benefits Corporation - Third party administrator

Massachusetts Fidelity Trust Company - Trust company

Money Services, Inc. - Provides financial counseling for employees and agents of affiliated companies

Zahorik Company, Inc. - Broker-Dealer

Cadet Holding Corp. - Holding company

ISI Insurance Agency, Inc. - Broker/Dealer

Southwest Equity Life Insurance Company - Insurance

Iowa Fidelity Life Insurance Company - Insurance

The Whitestone Corporation - Insurance agency

Monumental Life Insurance Company - Insurance

United Financial Services, Inc. - General agency

Monumental General Insurance Group, Inc. - Holding company


Monumental General Administrators, Inc. - Provides management services to unaffiliated third party administrator

Executive Management and Consultant Services, Inc. - Provides actuarial consulting services

Monumental General Mass Marketing, Inc. - Marketing arm for sale of mass marketed insurance coverages

Bankers Financial Life Insurance Company - Insurance

Monumental General Casualty Company - Insurance

AUSA Holding Company - Holding company

JLW Financial Management Systems, Inc. - Management and Administrative Services

ZCI, Inc. - Insurance agency

AUSA Financial Markets, Inc. - Marketing

CRC Creditor Resources Canadian Dealer Network Inc. - Insurance agency

American Forum For Fiscal Fitness, Inc. - Marketing

Western Reserve Life Assurance Co. of Ohio - Insurance

Landauer Realty Advisors, Inc. - Real estate counseling

Landauer Associates, Inc. - Real estate counseling

WRL Series Fund, Inc. - Mutual fund

Intersecurities, Inc. - Broker-dealer

Idex Investor Services, Inc. - Shareholder services

Idex Management, Inc. - Investment advisor

Idex Total Income Trust - Mutual fund

Idex Fund - Mutual fund

Idex II Series Fund - Mutual fund

Idex Fund 3 - Mutual fund

AUSA Life Insurance Company, Inc. - Insurance

Diversified Investment Advisors, Inc. - Registered Investment Advisor

Diversified Investors Securities Corp. - Broker-Dealer

Associated Mariner Financial Group, Inc. - Holding company management services

Mariner Financial Services, Inc. - Broker/Dealer

Mariner/ISI Planning Corporation - Financial planning

Associated Mariner Agency, Inc. - Insurance agency

Mariner Mortgage Corp. - Mortgage origination

AUSA Institutional Marketing Group, Inc. - Insurance agency

Colorado Annuity Agency, Inc. - Insurance agency

Realty Information Systems, Inc. - Information Systems for real estate investment management

Melson and Associates, Inc. - Real estate financial management consulting


Item 27.  Number of Contract Owners

          As of June 1, 1996, there were 0 Owners of the Policies.

Item 28.  Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                --------
indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

                 AEGON USA Securities, Inc.
                 4333 Edgewood Road, N.E.
                 Cedar Rapids, Iowa  52499-0001

                 The directors and officers of
                 AEGON USA Securities, Inc.
                 are as follows:


Patrick E. Falconio
Director

William L. Busler                  Thomas K. Walsh
Director                           Vice President

Brenda K. Clancy                   Donna M. Craft
Director                           Vice President

Robert A. Thelen                   Frank A. Camp
Senior Vice President              Secretary

Lorri E. Mehaffey
President and Treasurer

Billy J. Berger
Vice President and Assistant Treasurer

--------------------

The principal business address of each person listed is AEGON USA Securities, Inc., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------

AEGON USA Securities, Inc. and/or the broker-dealers received $0 from the Registrant during the last fiscal year for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AEGON USA Securities, Inc. also serves as the principal underwriter for the PFL Endeavor Variable Annuity Account, the PFL Endeavor Platinum Variable Annuity Account, and the AUSA Endeavor Variable Annuity Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc., life insurance company affiliates of AEGON USA Securities, Inc.


Item 30.  Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.  Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.  Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Policy may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or
     (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

(d) PFL Life Insurance Company hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.



Section 403(b) Representations
------------------------------

PFL represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                  SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 5th day of December, 1996.

                                      PFL RETIREMENT BUILDER
                                      VARIABLE ANNUITY ACCOUNT

                                      PFL LIFE INSURANCE COMPANY
                                      Depositor

                                      /s/ William L. Busler
                                      ---------------------
                                      William L. Busler
                                      President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.


Signatures                                 Title                         Date
----------                                 -----                         ----

/s/ Patrick S. Baird      *                Director                      December 5, 1996
---------------------------
Patrick S. Baird

/s/  Craig D. Vermie                       Director                      December 5, 1996
---------------------------
Craig D. Vermie

/s/  William L. Busler                     Director                      December 5, 1996
---------------------------
William L. Busler                (Principal Executive Officer)


/s/  Patrick E. Falconio  *                Director                      December 5, 1996
---------------------------
Patrick E. Falconio

/s/  Douglas C. Kolsrud   *                Director                      December 5, 1996
---------------------------
Douglas C. Kolsrud

/s/  Robert J. Kontz      *           Vice President and                 December 5, 1996
---------------------------           Corporate Controller
Robert J. Kontz

/s/  Brenda K. Clancy     *                Treasurer                     December 5, 1996
---------------------------
Brenda K. Clancy


*  By: Craig D. Vermie, attorney-in-fact

                                                                Registration No.
                                                                  333 - 7509



                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                ---------------

                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                      FOR

                PFL RETIREMENT BUILDER VARIABLE ANNUITY ACCOUNT

                                ---------------

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.      Description of Exhibit                              Page No.*
-----------      ----------------------                              --------


(3)(a)           Principal Distribution Agreement by
                 and between PFL Life Insurance Company, on its own behalf and on the behalf of the Mutual
                 Fund Account, and AEGON USA Securities, Inc.

(3)(b)           Form of Broker/Dealer Supervision and Sales
                 Agreement by and between AEGON USA Securities,
                 Inc. and the Broker/Dealer

(4)              Form of Policy for the Retirement Income Builder
                 Variable Annuity.

(5)              Form of Application for the Retirement Income
                 Builder Variable Annuity.





(8)              Participation Agreement by and between PFL
                 Life Insurance Company and Fidelity Distributors
                 Corporation and Addendum thereto.




(9)              Opinion and Consent of Counsel

(10)(a)          Consent of Independent Auditors

(10)(b)          Opinion and Consent of Actuary

(13)             Performance Data Calculations


------------------------------------------
* Page numbers included only in manually executed original.